09010613

SEC Mail Processing Section

APR 29 2009

Washington, DC
122

Beach First NATIONAL BANCSHARES, INC.

3751 Grissom Parkway, Suite 100
Myrtle Beach SC 29577

Notice of Annual Meeting, Proxy Statement, and Annual Report on Form 10-K

Annual Meeting of Shareholders
to be held on
Monday, May 4, 2009
Myrtle Beach Convention Center
2101 Oak Street
Myrtle Beach, SC 29577

Beach First National Bancshares, Inc.
3751 Grissom Parkway, Suite 100
Myrtle Beach, South Carolina 29577

Notice of Annual Meeting of Shareholders

Dear Fellow Shareholders:

We cordially invite you to attend the 2009 Annual Meeting of Shareholders of Beach First National Bancshares, Inc., the holding company of Beach First National Bank. At the meeting, we will report on our performance in 2008 and answer your questions. We look forward to discussing both our accomplishments and our 2009 plans with you. We hope that you can attend the meeting and look forward to seeing you there.

This letter serves as your official notice that we will hold the meeting on Monday, May 4, 2009, at 2:00 p.m. at the Myrtle Beach Convention Center, 2101 Oak Street, Myrtle Beach, South Carolina 29577, for the following purposes:

1. To elect five members to our Board of Directors; and

2. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on March 6, 2009, are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at our offices prior to the meeting. In addition to the specific matters to be acted upon, there also will be a report on our operations, and our directors and officers will be present to respond to your questions.

Please use this opportunity to take part in the affairs of your Company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

By Order of the Board of Directors,

Walter E. Standish, III
President & Chief Executive Officer

Myrtle Beach, South Carolina
April 3, 2009

TABLE OF CONTENTS

Beach First National Bancshares, Inc.

3751 Grissom Parkway, Suite 100
Myrtle Beach, South Carolina 29577

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 4, 2009

Our Board of Directors is soliciting proxies for the 2009 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

VOTING INFORMATION

The Board set March 6, 2009, as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 4,845,018 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock entitled to vote at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold our shares in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the *shareholder of record* with respect to those shares. As the *beneficial owner,* you have the right to direct your broker or nominee how to vote and are also invited to attend the annual meeting. However, since you are not the *shareholder of record,* you may not vote these shares in person at the meeting unless you obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares. Your broker or nominee is required to provide you with a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

When you sign the proxy card, you appoint Raymond E. Cleary, III and Gary S. Austin as your representatives at the meeting. Messrs. Cleary and Austin will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, the shares will be voted in favor of all proposals set forth herein. However, if any other matters come before the meeting, Messrs. Cleary and Austin will vote your proxy on such matters in accordance with their judgment.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting. (Again, though, if you are not the *shareholder of record*, you must first obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares.)

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that brokers do not vote on some proposals but that they do vote on others are referred to as "broker non-votes" with respect to the proposals not voted upon. A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about April 3, 2009. We are including with this proxy statement our

2008 Annual Report on Form 10-K for the year ended December 31, 2008, along with a copy of our 2008 Annual Report Overview.

Important Notice of Internet Availability. The proxy statement, Annual Report on Form 10-K, the 2008 Annual Report Overview, and directions to the shareholder meeting are available to the public for viewing on the Internet. Type http://proxy.beachfirst.com in your browser.

In addition, the above items and other SEC filings are also available to the public on the SEC's website on the Internet at www.sec.gov. Upon written or oral request by any shareholder, we will deliver a copy of our Form 10-K. In addition, upon written or oral request, we will also promptly deliver a copy of this proxy statement or the enclosed overview to our shareholders at a shared address to which a single copy of the document was delivered.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board of Directors is divided into three classes with staggered terms, so that the terms of only approximately one-third of the Board members expire at each annual meeting. The current terms of the Class II directors will expire at this Annual Shareholders Meeting. The terms of the Class III directors expire at the 2010 Annual Shareholders Meeting. The terms of the Class I directors will expire at the 2011 Annual Shareholders Meeting. Our directors and their classes are:

Class I	Class II	Class III
Raymond E. Cleary, III, DDS	Michael Bert Anderson	James C. Yahnis
Joe N. Jarrett, Jr., MD	Bartlett Buie	Samuel Robert Spann, Jr.
Richard E. Lester	Michael D. Harrington	B. Larkin Spivey, Jr.
Don J. Smith	Rick H. Seagroves	Leigh Ammons Meese
	Walter E. Standish, III	E. Thomas Fulmer

Shareholders will elect five nominees as Class II directors at the meeting to serve a three-year term, expiring at the 2012 Annual Meeting of Shareholders. The directors will be elected by a plurality of the votes cast at the meeting. This means that the five nominees receiving the highest number of votes will be elected.

The Board of Directors recommends that you elect Michael Bert Anderson, Bartlett Buie, Michael D. Harrington, Rick H. Seagroves, and Walter E. Standish, III as Class II directors.

If you submit a proxy but do not specify how you would like it to be voted, Messrs. Cleary and Austin will vote your proxy to elect Messrs. Anderson, Buie, Harrington, Seagroves, and Standish. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Messrs. Cleary and Austin will vote instead for a replacement to be recommended by the Board of Directors, unless you specifically instruct otherwise in the proxy.

Set forth below is certain information about the nominees. Each of the nominees has been a director of our Company and of our subsidiary, Beach First National Bank, since the Company's inception in 1995.

The Board unanimously recommends a vote FOR these nominees.

Michael Bert Anderson, 49, is a managing partner in the Oceana Resorts group, which manages approximately 2,000 rental units in the Grand Strand area. Mr. Anderson is a partner in Strand Capital, which has acquired or developed $1.5 billion in coastal real estate extending north from Myrtle Beach, South Carolina to Carolina Beach, North Carolina. Mr. Anderson also serves as chairman of the board of the Downtown Redevelopment Corporation of Myrtle Beach. He has been a director of our Company and our bank since our formation in 1995.

Bartlett Buie, 60, is a certified public accountant who owns and operates the accounting firm Bartlett Buie, CPA, PA, in Myrtle Beach, South Carolina. A certified public accountant since 1974, Mr. Buie has more than 30 years experience in the business of accounting. He has been a director of our Company and our bank since our formation in 1995.

Michael D. Harrington, 61, is president and general manager of Harrington Construction Company, Inc., a Myrtle Beach general contracting firm organized in 1979. He has been a director of our Company and our bank since our formation in 1995.

Rick H. Seagroves, 52, is the owner and chief executive officer of Southeast Restaurants Corporation, which operates 40 Pizza Hut restaurants in eastern South Carolina. Mr. Seagroves has served in the franchise restaurant business for more than 30 years. He has been a director of our Company and our bank since our formation in 1995.

Walter E. Standish, III, 58, is the president and chief executive officer of Beach First National Bancshares, Inc., Beach First National Bank, and subsidiaries. Prior to joining the Company in March 2000, Mr. Standish served Bank of America and its predecessors for more than 25 years.

Set forth below is also information about each of our other directors. Each of the following directors has been a director of our Company and of our subsidiary, Beach First National Bank, since the Company's inception in 1995, with the exception of Mr. Standish, who joined us in March 2000, and Ms. Meese and Mr. Fulmer, who were appointed as directors of our Company and bank in 2001 and 2003, respectively.

Dr. Raymond E. Cleary, III, DDS, 60, is chairman of the Board of Beach First National Bancshares, Inc. and Beach First National Bank. He has been a practicing general dentist in Surfside Beach, South Carolina, for nearly 30 years. In 2008, Dr. Cleary was elected to a second term as the South Carolina state senator for District No. 34 covering Charleston, Georgetown, and Horry Counties. He has been a director of our Company and our bank since our formation in 1995.

Dr. Joe N. Jarrett, Jr., 60, is a board certified orthopaedic surgeon with Strand Orthopaedic Consultants, LLC, in Myrtle Beach, South Carolina, and has been practicing orthopaedic surgery in Myrtle Beach since 1980. He has been a director of our Company and our bank since our formation in 1995.

Richard E. Lester, 65, practices real estate law with the firm of Lester & Lester, P.A., and was admitted to the South Carolina Bar in 1969. A retired municipal judge for the City of Myrtle Beach, Mr. Lester has been a director of our Company and our bank since our formation in 1995.

Don J. Smith, 58, is president of Chicora Development and Coldwell Banker Chicora Real Estate, a real estate firm serving the Myrtle Beach and Grand Strand areas. Mr. Smith has been in the real estate business for more than 30 years. He has been a director of our Company and our bank since our formation in 1995.

James C. Yahnis, 53, is an owner of The Yahnis Company, a beverage wholesale company in Myrtle Beach and Florence, South Carolina. Mr. Yahnis was previously in the real estate appraisal business for more than 15 years, and has been active in beverage wholesaling for 15 years. He also serves as chairman of the executive board of the Myrtle Beach Regional Economic Development Corporation. Mr. Yahnis has been a director of our Company and our bank since our formation in 1995.

Samuel Robert Spann, Jr., 60, has served as president and chief executive officer of Spann Roofing and Sheet Metal, Inc., since 1975. He has been a director of our Company and our bank since our formation in 1995.

B. Larkin Spivey, Jr., 68, is president of Birch Canoe Campground, Inc., which owns a Kampgrounds of America ("KOA") franchised camping resort. He is the general manager of Spivey Company, LLC, managing commercial real estate in Myrtle Beach and Conway, South Carolina. He is also a Christian writer and speaker, and author of *God in the Trenches* (Allegiance Press, 2001) and *Miracles of the American Revolution* (Allegiance Press, 2004). He has been a director of our Company and our bank since our formation in 1995.

Leigh Ammons Meese, 38, is the president of Sea Mist Resort and Family Kingdom Amusement Park. Admitted to the South Carolina Bar in 1995, Ms. Meese was an associate with Bellamy, Rutenberg, Copeland, Epps, Gravely & Bowers, PA, until joining the family business in spring 1997. She has been a director of our Company and our bank since 2001.

E. Thomas Fulmer, 60, is the owner of Beachcomber Realty, a North Myrtle Beach real estate firm that specializes in sales, rentals, and time-shares. Prior to founding Beachcomber Realty in 1985, Mr. Fulmer worked in the banking industry, serving the former First Palmetto Bank as a senior vice president and member of the board of directors. He has been a director of our Company and our bank since 2003.

Set forth below is also information about each of our named executive officers (NEOs).

Gary S. Austin, 54, is an executive vice president, chief financial officer, and corporate secretary for Beach First National Bancshares, Inc., Beach First National Bank, and subsidiaries. He has more than 32 years of experience in the financial services industry, and joined Beach First in August 2007.

M. Katharine (Katie) Huntley, 58, is an executive vice president, chief credit officer, and assistant secretary of Beach First National Bancshares, Inc. and Beach First National Bank. Ms. Huntley has more than 36 years of experience in administrative and commercial banking and finance, including 22 years of senior banking experience on the Grand Strand. She also serves on various community banking committees and community service organizations. Ms. Huntley has been with the bank since its inception.

Julien E. Springs, 52, is an executive vice president and business development officer for Beach First National Bank. He has 29 years of experience in banking and loan production in the Myrtle Beach area, and has been with Beach First National Bank for seven years. Mr. Springs previously served The Anchor Bank as a senior vice president and was its city executive for the Myrtle Beach market for four years.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company has adopted corporate governance guidelines titled "Principles of Corporate Governance" which are available at www.beachfirst.com by first clicking "Investor Relations" and then "Principles of Corporate Governance." These principles were adopted by the Board to help ensure that the Board is independent from management, that the Board adequately performs its function as the overseer of management, and that the interests of the Board and management are aligned with the interests of the shareholders.

Director Independence

Our Board of Directors is comprised of a majority of independent directors in compliance with the listing requirements of The NASDAQ Global Market. The Board affirmatively determines the independence of each director and nominee for election as a director in accordance with guidelines it has adopted, which include all elements of independence set forth in the NASDAQ Global Market listing standards.

The Board determined that each of the following non-employee directors is independent and has no material relationship with the Company, except as a director and shareholder of the Company:

(1) Raymond E. Cleary, III, DDS
(2) Bartlett Buie
(3) E. Thomas Fulmer
(4) Michael D. Harrington
(5) Joe N. Jarrett, Jr., MD
(6) Richard E. Lester
(7) Leigh Ammons Meese
(8) Rick H. Seagroves
(9) Don J. Smith
(10) Samuel R. Spann, Jr.
(11) B. Larkin Spivey, Jr.
(12) James C. Yahnis

In addition, based on such standards, the Board affirmatively determined that Walter E. Standish, III is not independent because he serves as our chief executive officer and Michael Bert Anderson is not independent due to the status of several outstanding loans. For more information, please see the discussion below under "Certain Relationships and Related Transactions: Interests of Management and Others in Certain Transactions."

Meetings and Committees of the Board of Directors

During the year ended December 31, 2008, the Board of Directors held fourteen joint meetings of the Company and Beach First National Bank. All of the directors of the Company attended at least 75% of the aggregate of the Board meetings and committee meetings on which such Board members served during this period. We have adopted a policy which requires our directors to attend the annual shareholders meeting absent unusual or extenuating circumstances. Thirteen of our directors attended the annual meeting last year.

The Board has standing committees to facilitate and assist the Board in the execution of its responsibilities. The committees are currently the Audit Committee and the Executive, Nominating and Corporate Governance Committee. In accordance with the NASDAQ Exchange listing standards, all the committees are comprised solely of non-employee, independent directors. The standing committees consist of the following members, respectively:

Audit Committee	Executive, Nominating & Corporate Governance Committee
Bartlett Buie	Bartlett Buie
Leigh Ammons Meese	Raymond E. Cleary, III, DDS*
Rick H. Seagroves	Joe N. Jarrett, Jr., MD
B. Larkin Spivey, Jr.*	Richard E. Lester
	Don J. Smith
	B. Larkin Spivey, Jr.

* Committee Chairman

Audit Committee

For 2008, the audit committee was composed of Messrs. Buie, Anderson, Seagroves, and Spivey, and Ms. Meese. Mr. Anderson resigned from the committee on February 26, 2009, and the Board elected Mr. Spivey as chairperson, effective February 26, 2009. Each member is considered "independent" under applicable NASDAQ listing standards. Our Board has determined that Mr. Buie qualifies as an audit committee financial expert under the SEC rules. The audit committee met nine times in 2008.

The audit committee has the responsibility of reviewing the Company's financial statements, evaluating internal accounting controls, and determining that all audits and examinations required by law are performed. The audit committee recommends to the Board the appointment of the independent accountants for the next fiscal year, reviews and approves the auditor's audit plans, and reviews with the independent accountants the results of the audit and management's responses. The audit committee charter, which is available at our website, www.beachfirst.com by first clicking "Investor Relations" and then "Audit Committee Charter," was adopted by our Board of Directors on December 20, 2000, and amended on February 23, 2004, January 31, 2006, and December 19, 2007. The charter outlines the committee's responsibilities for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts and may be amended by the Board at any time. The audit committee reports its findings to the Board of Directors.

Report of the Audit Committee of the Board

The report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the information contained in the report by reference, and shall not be deemed filed under such acts.

The audit committee has reviewed and discussed with management the audited financial statements. The audit committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61. The audit committee has received from the independent auditors the written disclosures and the letter including the applicable requirements of the Public Company Accounting

Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent auditors the independent auditor's independence from the Company and its management. In reliance on the reviews and discussions referred to above, the audit committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Form 10-K for the fiscal year ended December 31, 2008, for filing with the SEC.

The report of the audit committee is included herein at the direction of its members, Messrs. Buie, Seagroves, and Spivey, and Ms. Meese.

Executive, Nominating and Corporate Governance Committee

The executive, nominating and corporate governance committee ("the executive committee") consists of Messrs. Buie, Cleary, Jarrett, Smith, Lester, and Spivey. Each member is considered "independent" under applicable NASDAQ listing standards. The executive committee met four times during 2008. The executive committee recommends nominees for election to the Board of Directors and acts under a written charter adopted by the Board of Directors on June 15, 2005, and revised on February 23, 2009. The Executive, Nominating and Corporate Governance Charter is available at www.beachfirst.com by first clicking "Investor Relations" and then "Executive, Nominating and Corporate Governance Charter."

For directors previously elected by shareholders to serve on the Board and whose terms of service are expiring, the executive committee considers whether to recommend to the Board the nomination of those directors for re-election for another term of service. The executive committee also considers whether to recommend to the Board the nomination of persons to serve as directors whose nominations have been recommended by shareholders.

Our executive committee will consider director candidates recommended by shareholders who appear to be qualified to serve on our Board of Directors. The executive committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the executive committee does not perceive a need to increase the size of the Board of Directors. In order to avoid the unnecessary use of the executive committee's resources, the executive committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Our executive committee will consider director candidates recommended by shareholders who submit nominations in accordance with our bylaws. Shareholders must deliver nominations in writing to the secretary of the Company on or before the later to occur of (i) 60 days prior to the annual or special meeting or (ii) 10 days after notice of the meeting is provided to shareholders. Each notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

In evaluating such recommendations, the executive committee uses a variety of criteria to evaluate the qualifications and skills necessary for members of our Board of Directors. Under these criteria, members of the Board of Directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in banking, business, government, education, technology, or public interest. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of our shareholders.

The executive committee regularly assesses the appropriate size of the Board of Directors, and whether any vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, our committee considers various potential candidates for director. Candidates may come to their attention through current members of the Board, shareholders, or other persons. These candidates are evaluated at regular or special meetings of the Board, and may be considered at any point during the year. Our Board of Directors considers properly submitted shareholder recommendations for candidates. In evaluating such recommendations, the executive committee uses the qualifications and standards discussed above and seek to achieve a balance of knowledge, experience and capability on the Board of Directors.

Communications with the Board

Shareholders and other interested parties may communicate with one or more members of the Board or the non-management directors as a group in writing by regular mail or via e-mail. The following address may be used by those who wish to send such communications by regular mail:

[Board of Directors] or [Name of Individual Director(s)]
Beach First National Bancshares, Inc.
c/o Gary S. Austin, Secretary
3751 Robert M. Grissom Parkway, Suite 100
Myrtle Beach, SC 29577

Shareholders who wish to send such communications via e-mail can do so at www.beachfirst.com. By clicking on the "Investor Relations" tab and then investor@beachfirst.com, you may send an e-mail to any one or a combination of directors.

The Board has instructed the Secretary to review all communications so received (via regular mail or e-mail), and to exercise his discretion not to forward to the Board correspondence that is inappropriate such as business solicitations, frivolous communications and advertising, routine business matters (i.e. business inquiries, complaints, or suggestions) and personal grievances. However, any director may at any time request the Secretary to forward any and all communications received by the Secretary but not forwarded to the directors.

Code of Conduct and Ethics

The Company's Code of Conduct and Ethics, which is the Company's code of ethics applicable to all directors, managers and employees, embodies the Company's principles and practices relating to the ethical conduct of the Company's business and its long-standing commitment to honesty, fair dealing and full compliance with all laws affecting the Company's business. The Code of Conduct and Ethics is available at www.beachfirst.com by first clicking on "Investor Relations" and then "Code of Conduct and Ethics". The Code of Conduct and Ethics is also available in print to any shareholder who requests it. All directors and employees sign the code on an annual basis.

The Board has established a means for employees, customers, suppliers, shareholders, and other interested parties to submit confidential and anonymous reports of suspected or actual violations of the Company's Code of Conduct and Ethics relating, among other things, to:

- accounting practices, internal accounting controls, or auditing matters and procedures;
- theft or fraud of any amount;
- insider trading;
- performance and execution of contracts;

- conflicts of interest;
- violations of securities and antitrust laws; and
- violations of the Foreign Corrupt Practices Act.

Any employee, shareholder, or other interested party may submit a report to the following address:

Larkin Spivey, Audit Committee Chairperson
Beach First National Bancshares, Inc.
P.O. Box 3744
Myrtle Beach, SC 29578

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the Company's compensation philosophy and policies for 2008 as applicable to the Company's executives, including the Named Executive Officers (NEOs). The NEOs are Mr. Walter E. Standish, III, President & CEO; Mr. Gary S. Austin, EVP, Chief Financial Officer & Secretary; Ms. Mary Katharine (Katie) Huntley, EVP & Chief Credit Officer; and Mr. Julien E. Springs, EVP. The CD&A explains the structure and rationale associated with each material element of the NEOs' total compensation, and it provides context for the more detailed disclosure tables and specific compensation amounts provided following the CD&A.

The executive committee is responsible for approving the Company's overall compensation and benefit programs, and for administrating the compensation of the Company's CEO and NEOs.

Compensation Objectives

The executive committee has not formally reduced the compensation plan to writing; however, the objective of the compensation plan is to attract and retain employees that will provide long term value for our shareholders. The compensation program is designed to reward performance that enhances shareholder value. The executive committee makes salary determinations for the CEO and, along with the CEO, makes salary recommendations for other members of the Company's NEOs. The executive committee does not tie its base compensation decisions to any particular formulas, measurements or criteria, but members take into account a review of peer salaries to the extent they are available.

Committee Charter and Members

The executive committee's duties and responsibilities related to compensation are outlined in the Executive, Nominating and Corporate Governance Charter, which is available on the Company's website (www.beachfirst.com), by first clicking on "Investor Relations" and then the "Executive, Nominating and Corporate Governance Charter". The charter is also available in print to any shareholder who requests it. The primary compensation-related duties are to (1) discharge the Board's responsibilities relating to the compensation of the Company's executives, and (2) oversee the Company's compensation and personnel policies, benefit programs, and plans, including management development and succession plans, and approve executive management and certain other benefit programs. It also oversees preparation of executive compensation disclosures for inclusion in the Company's proxy statement. As of December 31, 2008, the members of the Company's executive committee were Messrs. Cleary, Chairman; Buie, Anderson, Lester, Jarrett, and Smith. On February 26, 2009, Mr. Anderson resigned from the committee and the Board elected Mr. Spivey to serve on the committee. Each committee members is "independent" within the meaning of the listing standards of the NASDAQ, is a "nonemployee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, and is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986.

Interaction with Consultants

The Executive Committee Charter authorizes the committee to retain, at the Company's expense, such special consultants and experts as it deems necessary to execute its duties. The executive committee has engaged a compensation consultant to review various matters as needed for the committee. In 2008, the consultant reviewed the Company's compliance with Section 409A of the Internal Revenue Code.

Role of Executives in Executive Committee Deliberations

The executive committee has the ability to request the CEO to be present at committee meetings to discuss executive compensation and evaluate Company and individual performance. Occasionally, other executives may attend a committee meeting to provide pertinent financial or legal information. Only independent committee members may vote on decisions regarding executive compensation.

The executive committee discusses the CEO's compensation with him, but final deliberations and all votes regarding his compensation are made in executive session, without the CEO present. The executive committee also determines the compensation for other NEOs to recommend to the full Board, based on the CEO's recommendations.

Executive Committee Activity

In 2008, the executive committee met four times and took the actions listed below.

- Approved the bonuses for 2008 and approved salary increases for the CEO and NEOs.
- Approved a new Employment Agreement with Walter E. Standish, III, as Chief Executive Officer of the Company, and its wholly owned subsidiary, Beach First National Bank, as of February 27, 2007, which was consummated in 2008. The initial base salary for Mr. Standish will be $175,000, which amount is subject to annual review by the Board of Directors and may be increased. Mr. Standish will be eligible to receive bonuses if he meets the goals set forth annually for him by the executive committee or the Board of Directors. The base bonus will be equal to 5% of the Company's net income, but may be increased or decreased in the discretion of the executive committee if the Bank has extraordinary gains or losses.
- Approved recommendation to the Board of Directors for salary continuation plans for other officers of the Bank.

Pay Components — Overview

The Company's executive compensation program includes the components listed below.

- Salary — fixed base pay that reflects each executive's position, individual performance, experience, and expertise.
- Annual Cash Bonus — Bonus payments for NEOs, except for CEO, are determined by CEO annually and reported to the executive committee before being awarded. The executive committee has the ability to increase or decrease any awards. Bonus payments to the CEO are contractual based on an employment agreement. See section entitled "Employment Agreements" later in this section.
- Long-Term Incentives — equity-based awards (Stock Options and Restricted Stock).
- 401(k) Retirement Savings Plan.
- Executive Retirement Benefits — the CEO and other NEOs have Supplemental Executive Retirement Plan agreements defined as a "Salary Continuation Agreement".
- Other Compensation — perquisites consistent with industry practices in comparable banks, as well as broad-based employee benefits such as medical, dental, disability, and life insurance coverage. The NEOs Standish, Huntley, and Springs participate in the Company's Split Dollar Life Insurance Plan.

The NEOs also participate in additional variable life insurance policies. The NEOs receive an automobile allowance or personal use of a Company owned vehicle and club membership/dues.

The forms and amounts of compensation being paid to its named executive officers are designed to enable the Company to attract and retain qualified executives, and the executive committee believes that they are reasonable in view of the Company's industry, geography, and peers.

Salary. The Company currently pays its named executive officers cash salaries based on a number of factors, including a review of peer salaries, to the extent they are comparable and available, experience, and prior performance. The base salaries of the named executive officers are intended to provide a competitive base level of pay for the services they provide. Base salaries are monitored based on performance in the particular job as well as the competitive environment. The Company periodically benchmarks executive officer total compensation against a peer group. The benchmark data allows the executive committee to evaluate the Company's financial performance versus its peers and to review other compensation programs to ensure the Company's program is competitive based on its size, performance, and location.

The executive committee periodically assesses the relevancy of the companies within the peer group and makes changes when appropriate. For 2008, the peer group consisted of the following 13 financial institutions located in South Carolina, North Carolina, Georgia, and Virginia markets with banking assets ranging from $300 million to $600 million:

Access National Corporation
Appalachian Bancshares, Inc.
Atlantic Southern Financial Group, Inc.
Commonwealth Bancshares, Inc.
Community First Bancorporation
Crescent Financial Corporation
Gateway Financial Holdings, Inc.
Middleburg Financial Corporation
Mountain 1st Bank and Trust Company
New Century Bancorp, Inc.
Peoples Bancorp of North Carolina, Inc.
Peoples Bancorporation, Inc.
WGNB Corp.

The executive committee also uses publicly available data to evaluate executive compensation and compare the Company's overall performance to peers. Through benchmarking, the Compensation Committee ensures that total executive compensation and its elements are appropriately targeted for both actual performance results and competitive positioning.

The Company's Board of Directors approved salaries for all executive officers in 2008. Based on recommendations from the executive committee, the Board approved the following increases: Mr. Standish, $10,000; Mr. Austin, $12,000; Mr. Springs, $12,000; Ms. Huntley, $12,000.

Bonus. Bonus payments for the CEO are contractually based on Mr. Standish's employment agreement. It provides for a cash payment based on 5% of the net income for the Company. The executive committee may increase or decrease the bonus amount based on extraordinary gains or losses at their sole discretion. Mr. Standish's bonus opportunity reflects the Company's view that he directly and substantially contributes to achievement of the Company's net income and overall success, and his bonus opportunity is intended to provide and incentive and reward for his efforts.

Bonus payments for the other three named executive officers are proposed by the CEO annually and recommended to the executive committee for approval before being awarded. The executive committee has the ability to increase or decrease any awards. The Company believes that bonus payments play an integral role in motivating and retaining qualified executives.

Long-Term Incentives. The Company uses long-term incentives to encourage retention, encourage a long term view of earnings, and reward performance. The Company has a Stock Option Plan which includes the use of restricted stock awards and stock options for long-term executive officer compensation. When determining long-term compensation awards for executive officers other than the CEO, the executive committee considers the CEO's input. The Corporation has not granted any restricted stock awards since inception of the Plan. Individual stock option grants are considered on an annual basis with no grants in 2008 to the NEOs. The Board awards stock options using a discretionary methodology.

401(k) Retirement Savings Plan. The Company sponsors a 401(k) Savings Plan (the "401(k) Plan") pursuant to which the Company makes contributions through an employer match on employee contributions. In 2008, the bank matched 85% of the first 6% of plan eligible compensation each employee contributed. All employees are eligible to participate in the 401(k) Plan. All employer matched funds are fully vested upon payment.

Executive Retirement Benefits. The Company has non-qualified, unfunded supplemental executive retirement plan arrangements or "Salary Continuation Agreements" for the NEOs as a part of their overall compensation package. The Salary Continuation Agreements provide supplemental retirement benefits to our executives, and the Company believes that that they are an important element in the retention of the named executive officers. The Company currently has Salary Continuation Agreements with Messrs. Standish and Springs, and Ms. Huntley that have been in place since 2004. Mr. Austin received a similar arrangement in March 2008 after six months of service as agreed to in writing at the time of his employment.

The Salary Continuation Agreements provide for an annual supplemental retirement benefit of 35% of final pay starting at normal retirement age of 65 payable for the executive's lifetime with a 17 year certain period. The agreements incorporate a 10 year vesting schedule and includes provisions for voluntary termination, involuntary termination, termination for cause, disability, death and change of control. The Salary Continuation Agreements were amended on December 28, 2008, to comply with the final regulations of Section 409A of the Internal Revenue Code. Refer to the pension benefits table and the post-termination narrative for more detail.

Other Compensation. The NEOs participate in the Company's broad-based employee benefit plans, such as medical, dental, disability and term life insurance programs. Messrs. Austin and Springs, and Ms. Huntley receive an automobile allowance. Mr. Standish has personal use of a Company owned vehicle. Messrs. Standish and Springs receive paid country club memberships. Mr. Austin's employment letter allows him to select a country club membership, which has not yet been determined. Messrs. Standish and Springs, and Ms. Huntley participate in a split dollar life insurance plan. The split dollar life insurance policies have the following death benefits: Mr. Standish, $984,844; Mr. Springs, $623,062; and Ms. Huntley, $755,011. In addition, NEOs have additional whole life insurance policies equal to two times the NEO's annual salary.

The structure of the change in control provisions were made to be consistent the overall philosophy of the Company, peer agreement review, and to give the management team a degree of financial value or comfort in the event a change in control occurs. The changes were in keeping with the overall philosophy of the Company, including the vesting provision in the change in control section of the agreement. The Company believes that the interest of shareholders is served by aligning the interests of the executive officers with them and that change in control benefits may reduce the potential for reluctance toward pursuing a transaction that may be in the best interest of shareholders.

The executive committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the Board of Directors the inclusion of the Compensation Discussion and Analysis in the Company's year-end disclosure documents. The executive committee report is included herein at the direction of its members, Messrs. Cleary, Chairman; Buie, Jarrett, Lester, Smith, and Spivey.

The table below summarizes the total compensation paid or earned by each of the named executive officers for the fiscal year ended December 31, 2008, December 31, 2007, and December 31, 2006, respectively.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(7)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(8)	All Other Compensation ($)	Total ($)
Walter E. Standish, III, PEO	2008	178,135	—	—	—	0	51,522	48,340	277,997
President	2007	177,500				293,832	41,793	42,148	555,273
Chief Executive Officer	2006	150,000				280,701	35,509	42,388(3)	550,455
Gary S. Austin	2008	146,466	31,000	—	—	—	56,345	19,960	253,771
Executive Vice President	2007	43,080	23,000					6,402(4)	72,482
Chief Financial Officer									
Mary Katharine (Katie)	2008	164,904	34,000	—	—	—	61,818	25,696	286,418
Huntley	2007	149,212	135,000				39,356	28,286	351,854
Executive Vice President	2006	125,308	110,000				27,877	23,883(5)	317,992
Chief Credit Officer									
Julien E. Springs	2008	149,625	31,000	—	—	—	25,984	25,919	232,528
Executive Vice President	2007	131,231	125,000				19,022	27,857	303,110
	2006	112,327	100,000				14,002	27,467(6)	269,233

(1) All compensation, including fringe benefits, is paid by our bank. The amount of perquisites and other personal benefits received did not exceed $10,000, except where noted.

(2) Reflects bonuses earned for the fiscal years 2008, 2007, and 2006, respectively.

(3) For 2008, includes 401K contribution of $11,220, imputed income from term life insurance premiums of $5,574, automobile value of $17,429, employer contribution to welfare benefit program of $6,060, imputed income from group term life insurance of $1,796, and club dues of $6,261. For 2007, includes 401K contributions of $11,475, imputed income from term life insurance premiums of $5,210, automobile value of $13,652, employer contribution to welfare benefit program of $5,590, imputed income from group term life insurance of $1,483 and club dues of $4,738. For 2006, includes 401K contributions of $11,220, imputed income from term life insurance premiums of $4,807, automobile value of $15,279, employer contribution to welfare benefit program of $5,419, imputed income from group term life insurance of $1,290 and club dues of $4,373.

(4) For 2008, includes 401K contributions of $7,115, imputed income from term life insurance premiums of $673, automobile allowance of $6,000, and employer contribution to welfare benefit program $6,172. For 2007, includes 401K contributions of $2,821, imputed income from term life insurance premiums of $171, automobile allowance of $1,846, and employer contribution to welfare benefit program of $1,564.

(5) For 2008, includes 401K contributions of $7,919, imputed income from term life insurance premiums of $4,273, automobile allowance of $6,000, employer contribution to welfare benefit program of $6,035, and imputed income from group term life insurance of $1,469. For 2007, includes 401K contributions of $11,475, imputed income from term life insurance premiums of $3,954, automobile allowance of $6,000, employer contribution to welfare plans of $5,611, and imputed income from group term life insurance of club dues of $1,246. For 2006, includes 401K contributions of $7,984, imputed income from term life insurance premiums of $3,581, automobile allowance of $6,000, employer contribution to welfare benefit program of $5,283, imputed income from group term life insurance of $1,035.

(6) For 2008, includes 401K contributions of $7,587, imputed income from term life insurance premiums of $1,751, automobile allowance of $6,000, employer contribution to welfare benefit program of $5,721, imputed income from group term life insurance of $700, and club dues of $4,160. For 2007, includes 401K contributions of $11,475, imputed income from term life insurance premiums of $1,590, automobile allowance of $6,000, employer contribution to welfare benefit program of $4,683, and imputed income

from group term life insurance of $584, and club dues of $3,525. For 2006, includes 401K contributions of $10,828, imputed income from term life insurance premiums of $1,469, automobile allowance of $6,000, employer contribution to welfare benefit program of $5,282, and imputed income from group term life insurance of $479.

(7) For 2008, Mr. Standish's bonus is paid according to an employment agreement. The terms are described in the Compensation Discussion and Analysis. For 2007 and 2006, Mr. Standish's bonus was paid according to an employment agreement.

(8) For 2008, the Company has Salary Continuation Agreements with Messrs. Standish, Austin, and Springs, and Ms. Huntley. Salary Continuation accruals for 2008 were: Mr. Standish, $51,522; Mr. Austin, $56,345; Mr. Springs, $25,984; and Ms. Huntley, $61,818. Salary Continuation accruals for 2007 were: Mr. Standish, $41,793; Mr. Springs, $19,022; and Ms. Huntley, $39,356. Salary Continuation accruals for 2006 were: Mr. Standish, $39,509; Mr. Springs; $14,002, and Ms. Huntley, $27,877.

Grants of Plan-Based Awards for 2008

		Estimated Future Payouts Under non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**All Other Option Awards: Number of Securities Underlying Options (#)**	**Exercise or Base Price of Option Awards ($/Sh)**	**Grant Date Fair Value of Stock And Options Awards**
Gary S. Austin	03/03/2008	—	—	—	—	—	—	3,000	—	$13.67/sh	$13.67

Employment Agreements

We entered into an employment agreement with Mr. Standish to serve as our Company's and Bank's president and chief executive officer on February 24, 2004, as amended on December 21, 2005, February 27, 2007, and December 15, 2008. The employment agreement provides for a salary of $175,000 per annum. The agreement also provides that Mr. Standish is entitled to receive a cash bonus equal to 5% of the net income of our Company at year end as determined in each case in accordance with generally accepted accounting principles. The executive committee may increase or decrease the bonus amount based on extraordinary gains or losses at their sole discretion. Mr. Standish is eligible to participate in our retirement, welfare, and other benefit programs and is entitled to a life insurance policy, use of an automobile, and reimbursement for club dues and travel and business expenses. The agreement provides for an initial term ending on March 1, 2010, and will automatically renew for an additional two year period unless either party terminates the arrangement or requests renegotiation at least one month before the end of the term. In the event of a change in control, the term will automatically extend for an additional three years. Furthermore, in the event of a change in control, any restrictions on outstanding incentive awards (including restricted stock and stock options) will lapse and all awards will vest immediately. During his employment and for a period of two years following the termination of his employment, Mr. Standish may not (a) become engaged or employed in a similar business or venture as our business within Horry County, South Carolina, or (b) solicit our customers or potential customers for the purpose of providing financial services. Under the agreement, a change in control of the Bank means "that there is a change in the composition of the Board of Directors of the Bank such that a majority of the directors are new to the Board; the Shareholders of the Bank approve a merger, consolidation or reorganization (unless such merger, consolidation or reorganization is as a result of a complete liquidation or dissolution of the Bank); or there is an agreement for the sale or other disposition of all or substantially all of the assets of the Bank to another entity (other than a transfer to a subsidiary of the Bank)."

Outstanding Equity Awards at Fiscal Year-End

Name	Options Awards					Stock Awards				
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)	Vesting Date
Walter E. Standish, III, CEO	11,250	—	—	$ 5.56	03/20/2010	—	—	—	—	12/14/2005
	45,000	—	—	$ 4.53	03/20/2012	—	—	—	—	12/14/2005
	11,250	—	—	$ 9.38	03/01/2014	—	—	—	—	12/14/2005
Gary S. Austin, CFO	3,000	—	—	$13.67	03/13/2018	—	—	—	—	03/03/2013
Mary Katharine (Katie) Huntley, CCO	5,550	—	—	$ 4.89	07/31/2012	—	—	—	—	12/14/2005
	11,250	—	—	$ 8.56	12/31/2013	—	—	—	—	12/14/2005
	11,250	—	—	$13.83	11/22/2014	—	—	—	—	12/14/2005
Julien E. Springs, EVP	6,750	—	—	$ 5.11	04/17/2011	—	—	—	—	12/14/2005
	11,250	—	—	$ 8.56	12/31/2013	—	—	—	—	12/14/2005
	11,250	—	—	$13.83	11/22/2014	—	—	—	—	12/14/2005

Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
None	—	—	—	—

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Walter E. Standish, III, PEO	Salary Continuation Plan	9	188,363	—
Gary S. Austin	Salary Continuation Plan	1	30,836	—
Mary Katharine (Katie) Huntley	Salary Continuation Plan	12	171,810	—
Julien E. Springs	Salary Continuation Plan	8	74,572	—

Pension Benefits — Narrative

The Company currently has salary continuation agreements with Messrs. Standish, Austin, and Springs, and Ms. Huntley.

Narrative Description of the Salary Continuation Plans: The 2008 benefit formula for Messrs. Standish, Austin, and Springs, and Ms. Huntley is 35% of final salary, paid annually for 17 years, or expected life, starting at age 65. Refer to the post-termination narrative for salary continuation benefits payable upon other termination events. The normal retirement age is defined as age 65 for all four officers. All benefits are adjusted based on actual salary each year and projected based on a 7% annual increase factor. Mr. Standish's benefit is projected to be $98,354 per year for 17 years starting at age 65. Mr. Austin's benefit is projected to be $111,978 per year for 17 years starting at age 65. Mr. Springs' benefit is projected to be $128,204 per year for 17 years starting at age 65. Ms. Huntley's benefit is projected to be $93,858 per year for 21 years starting at age 65. The present value of the accumulated benefit for each officer is the accrual balance as of December 31, 2008. The accrual balance is determined using an assumed compensation inflator of 7%. The plans utilize a ten-year vesting schedule.

Nonqualified Deferred Compensation

The Company does not provide employees with non-qualified deferred compensation opportunities, nor does it offer non-qualified defined contribution plans.

Potential Benefits Upon Termination or Change in Control

The following discussion below reflects the amount of compensation to each of the named executive officers of the Company in the event of termination of such executive's employment. The amount of compensation payable to each named executive officer upon voluntary termination, early termination, involuntary not-for-cause termination, termination following a change in control and in the event of disability or death of the executive is shown below. The amounts shown assume that such termination was effective as of December 31, 2008, and thus includes amounts earned at such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company. Amounts do not include compensation and benefits available to all of the Company's general employees.

The Company has entered into an employment agreement with Walter E. Standish, III. Summaries of the agreements are provided in the Compensation Discussion and Analysis, and payments upon termination or change in control are specified in this section.

Walter E. Standish, III, President & CEO: Employment contract does not require any additional payments except upon a change in control. This change in control provision renews the contract automatically for an additional three year term with all benefits and payments defined by agreement.

Stock based compensation shall immediately vest at change of control. Voluntary, involuntary or cause termination, early or normal retirement, will require option based compensation to be exercised within 90 days of termination date or forfeiture will result for any unexercised options.

Salary Continuation based compensation will be paid based upon vested percentage for voluntary, involuntary or cause termination and early retirement. Benefits for disability will be calculated based on 100% of the account value determined as of the end of the Plan Year preceding Separation from Service, then increasing the vested balance at an annual rate of six percent (6%), compounded monthly until commencement of benefit payments at normal retirement age of 65 for a period of 17 years, payable monthly.

Potential Benefits Upon Termination or Change in Control

Compensation and/or Benefits Payable Upon Termination	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Not for Cause Termination	For Cause Termination	Involuntary for Good Reason Termination (Change in Control)	Disability	Death(4)
Walter E. Standish, III								
Salary(1)	0	0	0	175,000	0	525,000	0	0
Annual Cash Bonus(2)	0	0	0	287,000		634,000	0	0
Salary Continuation(3)	21,854	21,854	98,354	21,854	0	717,831	29,437	0
Split Dollar Life Benefit	0	0	0	0	0	0	0	984,844
Auto	0	0	0	17,000	0	51,000	0	0
Club Membership Dues	0	0	0	7,000	0	15,000	0	0
Gary S. Austin								
Salary	0	0	0	0	0	0	0	0
Annual Cash Bonus	0	0	0	0	0	0	0	0
Salary Continuation(3)	557	557	111,978	557	0	321,006	5,570	51,359
Auto	0	0	0	0	0	0	0	0
Club Membership Dues	0	0	0	0	0	0	0	0
M. Katherine (Katie) Huntley								
Salary	0	0	0	0	0	0	0	0
Annual Cash Bonus	0	0	0	0	0	0	0	0
Salary Continuation(3)	22,016	22,016	93,858	22,016	0	676,892	26,584	0
Split Dollar Life Benefit	0	0	0	0	0	0	0	755,011
Auto	0	0	0	0	0	0	0	0
Club Membership Dues	0	0	0	0	0	0	0	0
Julien E. Springs								
Salary	0	0	0	0	0	0	0	0
Annual Cash Bonus	0	0	0	0	0	0	0	0
Salary Continuation(3)	10,627	10,627	128,204	10,627	0	652,116	16,359	0
Split Dollar Life Benefit	0	0	0	0	0	0	0	623,062
Auto	0	0	0	0	0	0	0	0
Club Membership Dues	0	0	0	0	0	0	0	0

(1) Based on remaining term of employment contract.

(2) Annual cash bonus is based on 5% of net income for the Company based on approved projections for years ended 2009 through 2011, respectively.

(3) Reflects the annual amount that shall be paid in equal monthly installments for 204 months, beginning with the month following the normal retirement age.

(4) The compensation received under the employment contract is the greater of the death benefit under the split dollar arrangement after the bank is repaid or the net present value of the salary continuation plan, which ever is greater. At December 31, 2008, Messrs. Standish and Springs, and Ms. Huntley's death benefit exceeded the benefit under the salary continuation plan. Mr. Austin's death benefit is reflective of the benefit under his Salary Continuation Plan.

Voluntary Termination

Under the Salary Continuation Plans, Messrs. Standish, Austin and Springs, and Ms. Huntley will receive benefits based on the individual vesting at time of voluntary termination. Stock Options shall terminate 30 days after the date on which the grantee ceases to be an employee of the Company.

Normal Retirement

Retirement prior to age 65 is treated the same as voluntary termination for the officers. Projected retirement benefits at age 65 are disclosed in the Pension Benefits Table narrative.

Termination by the Company without Cause

The employment agreement for Mr. Standish provides for severance payments and eligibility for benefits if the Company terminates his employment without cause. Mr. Standish will receive payments equal to the remaining term of the contract. See Compensation Discussion and Analysis for details on Mr. Standish's employment agreement.

Termination for Cause

If the Company terminates any of the NEOs for cause, the Company shall have no obligations to the executive as of the date of termination.

Disability

Upon the executive's separation from service because of disability (as defined in the salary continuation agreement) before normal retirement age, the executive's disability benefit is calculated by multiplying the vesting percentage by the executive's account value (as defined in the salary continuation agreement) for the plan year ending immediately prior to disability and then increasing the vested balance at an annual rate of six percent, compounded monthly, until commencement of benefit payments. Beginning the month immediately after the month in which the executive attains the normal retirement age, the Bank will pay the disability benefit to the executive in 12 equal monthly installments on the first day of each month and for the executive's lifetime with a 17-year term certain period.

If Messrs. Standish, Austin or Springs, or Ms. Huntley become disabled, the salary continuation agreements will become 100% vested in the benefit which provides payments starting at age 65 for 17 years. Annual projected benefits under this plan include the following: Mr. Standish, $100,532; Mr. Austin, $111,978; Ms. Huntley, $95,674; and Mr. Springs, $128,204.

Death

If the executive dies in active service to the Bank before normal retirement age, the executive's beneficiary will be entitled to an amount equal to the executive's account value less any amount the Beneficiary is entitled to receive under any split dollar arrangement between the Bank and the executive, payable in a single lump sum on the first day of the fourth month following the executive's death.

If the executive dies before any separation from service and the executive is receiving the executive's normal retirement benefit, but the executive has not received the executive's normal retirement benefit for the full 17-year term certain period, the executive's beneficiary will be entitled to the present value of the remaining portion of the minimum 17 years of benefits due under the agreement, payable in a single lump sum on the first day of the fourth month following the executive's death.

If the executive dies after separation from service and is entitled to any benefit, but has not started receiving such benefits, the executive's beneficiary will be entitled to the present value of the minimum 17 years of benefits due under the agreement, payable in a single lump sum on the first day of the fourth month following the executive's death.

In the event of death for Messrs. Standish or Springs, or Ms. Huntley, the beneficiary named shall receive the benefit designated under the Split Dollar Plan.

Involuntary Termination Following a Change in Control

Upon a change in control (as defined in the salary continuation agreement), the Bank will pay the executive a change in control benefit equal to the executive's present value of the projected benefit (as defined in the salary continuation agreement) using a six percent interest rate and a 17-year payment stream, subject to the change in control vesting percentage (50% of the benefit from the one year anniversary of the executive's date of hire with the Bank until the six year anniversary, 80% of the benefit from the six year anniversary until the eight year anniversary, and 100% of the benefit from the nine year anniversary of the executive's date of hire thereafter). The Bank will distribute the benefit to the executive in a lump sum within 90 days following a change in control. In addition, if the executive seeks any legal action to compel the Bank to pay the change in control benefit, the Bank will reimburse the executive any legal fees incurred.

As specified in the employment agreement for Mr. Standish, under involuntary termination following a change in control, the agreement provides for the employment agreement to automatically renew for three years and his unvested stock options shall fully vest and become exercisable.

Under the Stock Option Plan, the NEOs' unvested stock options shall fully vest and become exercisable. Under the Salary Continuation Agreements for Messrs. Standish, Austin, and Springs, and Ms. Huntley, the benefit will equal 100% of the projected benefit at normal retirement age. Benefits will be paid in equal monthly installments for 17 years beginning at age 65. Annual projected benefits under this plan include the following: Mr. Standish, $98,354; Mr. Austin, $111,978; Mr. Springs, $128,204; and Ms. Huntley, $93,858. The NEOs will receive a gross-up payment to cover any excise and other income taxes triggered under IRC Section 280G as provided in the Salary Continuation Agreements.

Voluntary Termination Following a Change in Control

All payments and benefits are the same as specified under Voluntary Termination.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(1)	All Other Compensation ($)	Total ($)	Projected Benefit
Raymond E. Cleary, III, DDS, Chairman	18,850	—	—	—	14,075	—	32,925	17,704
Michael Bert Anderson	21,325	—	—	—	3,994	—	25,319	37,265
Thomas P. Anderson(2)	9,625	—	—	—	—	—	9,625	—
Bartlett Buie	18,475	—	—	—	12,770	—	31,245	17,704
E. Thomas Fulmer	23,250	—	—	—	16,952	—	40,202	16,546
Michael D. Harrington	19,800	—	—	—	17,393	—	37,193	15,464
Joe N. Jarrett, Jr., MD	16,000	—	—	—	12,770	—	28,770	17,704
Richard E. Lester	21,375	—	—	—	19,076	—	40,451	15,464
Leigh Ammons Meese	19,000	—	—	—	1,885	—	20,885	73,306
Rick H. Seagroves	19,050	—	—	—	5,190	—	24,240	30,419
Don J. Smith	18,500	—	—	—	9,471	—	27,971	20,270
Samuel R. Spann, Jr.	21,950	—	—	—	14,137	—	36,087	16,546
B. Larkin Spivey, Jr.	18,450	—	—	—	20,142	—	38,592	11,797
James C. Yahnis	22,050	—	—	—	5,876	—	27,926	26,569

(1) The Company has Supplemental Director Retirement Plans (SDRP) for all directors except Mr. Standish. SDRP accruals for 2008 are represented in this column.

(2) Thomas P. Anderson resigned from our Board in 2008. Notification of his resignation was filed with the SEC on Form 8-K on September 26, 2008.

Director Compensation

The Company uses a deferred compensation, stock based compensation, and cash payments to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of members of the Board. The above table reflects the amount of compensation to each of the directors of our Company.

Our bylaws permit our directors to receive reasonable compensation as determined by a resolution of the Board of Directors. In 2008, the directors were paid an annual retainer on a quarterly basis of $4,000 for the Bank and $3,000 for the Company. Beginning January 1, 2009, the directors voted to reduce the retainer to $3,000 for the Bank and to have no retainer for the Company. Directors are paid $750 for each Board meeting they attend, $250 for attendance at the Executive, Loan, and Audit Committee meetings and $150 for attendance at the ALCO, Marketing, and Building Committee meetings.

We instituted a Supplemental Director Retirement Plan ("SDRP"), which is a non-qualified director benefit plan in which we agree to pay the director additional benefits in the future, usually at retirement, in return for continued satisfactory performance by the director. The SDRP is an unfunded plan, which means there are no specific assets set aside by the Company in connection with the establishment of the plan. The director has no rights under the agreement beyond those of a general creditor of the Company. We have entered into SDRP contracts with the 13 directors of the Company.

Narrative Description of the SDRP: The 2006 benefit formula for all directors is based on a $9,000 cash contribution to the plan and utilizing a 6% annual increase factor. Benefits are paid annually for 17 years starting at age 68. The plan was amended in 2007 to reduce the starting age to 65 for directors with the exception of Directors Spivey and Lester who elected to begin benefit payments starting at age 68. The accrual balance is determined using an assumed compensation inflator of 7%. The plans utilize a ten-year vesting schedule.

Other Compensation: The following directors participate in a split dollar life insurance plan. The plan was amended to eliminate the life insurance benefit post retirement. The split dollar life insurance policies have the following death benefits and imputed income.

Director	Split Dollar Death Benefit	Imputed Income(1)
Michael Bert Anderson	$217,453	$463
Bartlett Buie	$137,611	$834
Raymond E. Cleary, III, DDS	$130,095	$847
Michael D. Harrington	$130,060	$925
Joe N. Jarrett. Jr., MD	$137,611	$834
Richard E. Lester	$ 92,396	$916
Leigh Ammons Meese	$238,135	$252
Rick H. Seagroves	$190,134	$534
Don J. Smith	$161,005	$837
Samuel Robert Spann, Jr.	$130,095	$847
B. Larkin Spivey, Jr.	$ 83,980	$710
James C. Yahnis	$169,452	$542

(1) Imputed income is reported annually on form 1099 — MISC.

BENEFICIAL OWNERS AND MANAGEMENT

General

The following table shows how much common stock is owned by our directors and executive officers and by owners of more than 5% of the outstanding common stock, as of March 6, 2009. Unless otherwise indicated, the mailing address for each beneficial owner is in care of Beach First National Bancshares, Inc., 3751 Grissom Parkway, Suite 100, Myrtle Beach, South Carolina 29577.

Name	Number of Shares Owned(1)	Right to Acquire(2)	Percentage of Beneficial Ownership(3)
Michael Bert Anderson	23,927	18,000	*%
Gary S. Austin	1,921	3,000	*%
Bartlett Buie	29,888	21,375	1.06%
Raymond E. Cleary, III, DDS	126,754	21,375	3.06%
E. Thomas Fulmer	20,129	18,000	*%
Michael D. Harrington	196,939	21,375	4.51%
Mary Katharine (Katie) Huntley	50,497	28,050	1.62%
Joe N. Jarrett, Jr., MD	57,510	21,375	1.63%
Richard E. Lester	54,783	21,375	1.57%
Leigh Ammons Meese	27,036	21,375	1.00%
Rick H. Seagroves	111,787	21,375	2.75%
Don J. Smith	34,088	21,375	1.14%
Samuel Robert Spann, Jr.	91,672	21,375	2.33%
B. Larkin Spivey, Jr.	45,397	21,375	1.38%
Julien E. Springs	21,286	29,250	1.04%
Walter E. Standish, III	45,608	67,500	2.33%
James C. Yahnis	52,986	21,375	1.55%
Executive officers and directors as a group (17 persons)	992,208	398,925	28.71%

* Less than 1%

(1) Includes shares for which the named person has sole voting and investment power, has shared voting and investment power with a spouse, or holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2) Includes shares that may be acquired upon the exercise of stock options that are or become exercisable within 60 days of the date of this proxy statement.

(3) For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 4,845,018 shares of common stock outstanding on March 6, 2009.

FEES

Audit Fees

	Year Ended December 31, 2008	Year Ended December 31, 2007
Audit Fees	$117,052	$112,205
Audit-Related Fees	11,810	—
Tax Fees	10,345	8,355
All Other Fees	—	—
Total	$139,207	$120,560

Audit Fees. This category includes the aggregate fees billed for each of the last two fiscal years for professional services rendered by Elliott Davis, PLLC for the audit of our annual financial statements in both years, the audit of internal control over financial reporting under Sarbanes-Oxley 404 in 2007, and for the condensed financial statements included in our quarterly reports on Form 10-Q. Fees for 2007 include $4,205 for consultations related to mortgages held for sale and derivatives.

Audit-Related Fees. This category includes the aggregate fees billed for non-audit services, exclusive of the fees disclosed relating to audit fees, rendered by Elliott Davis, PLLC during the fiscal years ended December 31, 2008 and 2007. The fees for 2008 were related to the audit of the 401K plan.

Tax Fees. This category includes the aggregate fees billed for tax services rendered by Elliott Davis, PLLC during the fiscal years ended December 31, 2008 and 2007. These services include preparation of state and federal tax returns for the Company and its subsidiary. Tax fees for 2007 include $4,605 related to consultations on state tax issues.

All Other Fees. This category includes the aggregate fees billed for all other services, exclusive of the fees disclosed above, rendered by Elliott Davis, PLLC during the fiscal years ended December 31, 2008 and December 31, 2007. No other services were rendered in 2008 or 2007.

Oversight of Accountants; Approval of Accounting Fees

Under the provisions of its charter, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of the independent accountants. These services may include audit services, audit-related services, tax services and other services. The audit committee approves the fees for each specific category of service. The policy specifically prohibits certain non-audit services that are prohibited by securities laws from being provided by an independent accountant.

All of the principal accounting services and fees reflected in the table above were reviewed and approved by the audit committee, and none of the services were performed by individuals who were not employees of the independent accountant.

We selected the firm of Elliott Davis, PLLC to serve as our independent accountants for the year ending December 31, 2008. We expect that a representative from this firm will be present and available to answer appropriate questions at the annual meeting and will have an opportunity to make a statement if he or she desires to do so.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Interests of Management and Others in Certain Transactions

We enter into banking and other transactions in the ordinary course of business with our directors and officers and their affiliates. It is our policy that these transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectability nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. We intend for all of our transactions with our affiliates to be on terms no less favorable to us than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors.

Director Michael Bert Anderson's loans were granted on the same terms as other comparable loans and complied with our bank's lending policies and statutory lending limits. As of December 31, 2008, Mr. Anderson or his related interests had seven loans with total principal and interest outstanding of $2,415,616 that were on the bank's list of potential problem loans. Total principal payments of $374,746.13 and total interest payments of $113,057.98 were made during 2008. Mr. Anderson has resigned as audit committee chairman and from the executive committee. The table below summarizes the key items related to these loans.

Principal Outstanding	Interest Outstanding	Total at 12/31/08	Rate	Total Principal Payments	Total Interest Payments	Largest Balance During 2008
$1,241,949.22	$ 1,966.39	$1,243,915.61	3.25%	$146,048.66	$ 70,622.46	$1,387,997.88
$ 14,931.79	$ 29.47	$ 14,961.26	3.25%	$ 1,600.00	$ 731.35	$ 14,979.24
$ 393,525.43	$ 5,589.83	$ 399,115.26	7.00%	$ 4,018.51	$ 24,459.37	$ 397,543.97
$ 164,641.88	$ 852.53	$ 165,494.41	7.00%	$ 3,747.76	$ 12,545.38	$ 168,389.64
$ 22,268.31	$ 15.11	$ 22,283.42	8.25%	$ 4,546.27	$ 2,109.83	$ 26,814.58
$ 349,164.59	$ 5,626.32	$ 354,790.91	6.75%	$ 910.41	$ 2,589.59	$ 350,075.00
$ 213,874.52	$ 1,180.70	$ 215,055.22	6.50%	$213,874.52	—	$ 213,874.80
$2,400,355.74	$15,260.35	$2,415,616.09		$374,746.13	$113,057.98	$2,559,674.80

The bank has one additional credit with Mr. Anderson and his related interests that is a participation loan. The bank's portion of this loan as of December 31, 2008, reflects a principal balance of $2,475,080.28 and the interest rate is 6.00%. None of the loans, including the participation loan, were past due greater than 90 days as of December 31, 2008, and all of the loans continued to accrue interest.

The Company has adopted a Code of Conduct and Ethics which contains disclosure procedures for reviewing transactions between the Company and its directors and executive officers, their immediate family members, and entities with which they have a position or relationship. These procedures are intended to determine whether any such related person transaction impairs the independence of a director or presents a conflict of interest on the part of a director or executive officer. Pursuant to our principles of corporate governance, the Board expects directors, officers, and employees of the Company to behave ethically and to adhere to the Company's Code of Conduct and Ethics. This policy also requires the Company's bank subsidiaries to comply with Regulation O, which contains restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

The Company annually requires each of its directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related person transactions. Directors must disclose to other directors, the Chairman, and the Secretary any potential conflicts of interest they may have with respect to any matter under discussion and refrain from voting on any matter in which they have a conflict. Directors are required to recuse themselves from any discussion or decision affecting their personal, business, or professional interests. The Company's Corporate Governance Committee annually reviews all transactions and relationships disclosed in the director and officer questionnaires, and the Board of Directors makes a formal determination regarding each director's independence under NASDAQ Global Market listing standards and applicable SEC rules.

In addition, the Bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The Bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

As required by Section 16(a) of the Securities Exchange Act of 1934, our directors and executive officers and certain other individuals are required to report periodically their ownership of our common stock and any changes in ownership to the SEC. Based on a review of Forms 3, 4, and 5 and any representations made to us, it appears that all such reports for these persons were filed in a timely fashion during 2008, with the exception of Mr. Buie who filed a Form 4 late.

SHAREHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING OF SHAREHOLDERS

If shareholders wish a proposal to be included in our proxy statement and form of proxy relating to the 2010 Annual Meeting, they must deliver a written copy of their proposal to our principal executive offices no later than November 20, 2009. To ensure prompt receipt by the Company, the proposal should be sent certified mail, return receipt requested. Proposals must comply with our bylaws relating to shareholder proposals in order to be included in our proxy materials. A copy of the bylaws is available upon written request.

Any shareholder proposal to be made at an annual meeting, but which is not requested to be included in our proxy materials, must comply with our bylaws. Proposals must be delivered to our principal executive offices on or before the later to occur of (i) 60 days prior to the annual meeting; or (ii) 10 days after notice of the annual meeting is provided to shareholders.

OTHER MATTERS

The Board is not aware of any business to come before the annual meeting other than the matters described above in this proxy statement. However, if any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies. The cost of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telegraph or telephone without additional compensation.

The Board has implemented a process for shareholders of the Company to send communications to the Board. Please see page 7 of this proxy statement for further information and the mailing address. The secretary of the Company has been instructed by the board to promptly forward all communications received to the addressee indicated thereon.

By Order of the Board of Directors,

Gary S. Austin, Secretary

April 3, 2009
Myrtle Beach, South Carolina

(This page intentionally left blank)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 Or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year December 31, 2008.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission file number: 000-22503

Beach First National Bancshares, Inc.

(Exact name of registrant as specified in its charter)

South Carolina	**57-1030117**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*
3751 Robert M. Grissom Pkwy., Suite 100 Myrtle Beach, South Carolina	**29577**
(Address of principal executive offices)	*(Zip Code)*

(843) 626-2265
(Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Common stock, $1.00 par value per share	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the registrant (computed by reference to the price at which the common stock was recently sold) was $37.9 million as of June 30, 2008.

4,845,018 shares of the registrant's common stock were outstanding as of March 30, 2009

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the Annual Meeting of Shareholders to be held on May 4, 2009.	Part III (Portions of Items 10-14)

BEACH FIRST NATIONAL BANCSHARES, INC.

TABLE OF CONTENTS

Part I

Item 1. *Business*

This report, including without limitation the letter to shareholders and other information above, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements relate to future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by and information currently available to management. The actual results may differ materially from the results discussed in the forward-looking statements. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Potential risks and uncertainties that could cause our actual results to differ from those anticipated in any forward-looking statements include, but are not limited to, those described below under Item 1A- Risk Factors and the following:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment;
- general economic conditions, either nationally or regionally and especially in our primary service area, continuing to be weak resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- changes in management;
- changes in technology;
- changes in deposit flows;
- the level of allowance for loan loss;
- the rate of delinquencies and amounts of charge-offs;
- the rates of loan growth and lack of seasoning in our loan portfolio;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- slower growth, a decrease in reliance upon brokered deposits, increased capital requirements, and other changes in our business that may be required or necessary in order for us to comply with the agreement we have with the OCC;
- instability of the U.S. financial system. The U.S. government has responded to the ongoing financial crisis and economic slowdown by enacting new legislation and expanding or establishing a number of programs and initiatives. The U.S. Treasury, the FDIC, and the Federal Reserve Board each have developed programs and facilities, including, among others, the Troubled Asset Relief Program's (TARP) Capital Purchase Program, the temporary liquidity guarantee program, and other efforts, designed to increase lending, and restore consumer confidence in the banking sector;
- the nationalization of the banking industry;
- changes in the financial markets relating to the ability of financial institutions to obtain capital. Many financial institutions have limited options in terms of raising capital at reasonable rates in these current uncertain economic times. The various Treasury programs have also created uncertainty as to the ongoing viability of financial institutions who have not received government equity to date;
- higher than anticipated levels of defaults on loans;
- the amount of our real estate-based loans and the weakness in the commercial real estate market;

- misperceptions by depositors about the safety of their deposits;
- changes in monetary and tax policies;
- loss of consumer confidence and economic disruptions resulting from terrorist activities;
- changes in the securities markets;
- other risks and uncertainties detailed from time to time in our filings with the SEC; and
- natural disasters, such as a hurricane or flooding in our primary service area.

We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

These risks are exacerbated by developments in national and international financial markets and we are unable to predict what effect these uncertain market conditions will have on our Company and its ability to remain a viable organization. During 2008 and 2009, the capital and credit markets have experienced extended volatility and disruption. The volatility and disruption have reached unprecedented levels. There can be no assurance that these unprecedented recent developments will not materially and adversely affect our business, financial condition, and results of operations.

General Overview

The main office is located at the corner of Grissom Parkway and 38th Avenue North in Myrtle Beach, South Carolina. In June 2001, the first branch office was opened at the northwest corner of the intersection of S.C. Highway 544 and U.S. Highway 17 in Surfside Beach, South Carolina, followed by the second branch office in November 2002 at the Gator Hole Shopping Center in North Myrtle Beach, South Carolina. In February 2003, the bank opened its third branch overall and first location on Hilton Head Island, South Carolina, at Pineland Station. In July 2004, the fourth branch office opened in the Litchfield/Pawleys Island area at the Litchfield Market Village. In January 2005, the fifth branch office and second location on Hilton Head Island, South Carolina, opened in The Village at Wexford. The sixth branch office opened in March 2008 at 73rd Avenue North in Myrtle Beach, South Carolina. At December 31, 2008, the mortgage lending division had five loan production offices in South Carolina, North Carolina, and Virginia. The South Carolina office in Little River includes the mortgage operation's staff. The North Carolina office is in Raleigh, and the three offices in Virginia are located in Burke, Fredericksburg, and Sterling. In December 2006, the Company moved into its corporate headquarters. The Company maintains an internet web site at http://www.beachfirst.com. The information on the Company's website is not incorporated by reference into this report.

Marketing Focus

Most of the banks in the Grand Strand and on Hilton Head Island are local branches of regional, super-regional, and large national banks. Larger banks have certain advantages in competing for large corporate business, including higher lending limits and the ability to offer services in other areas of South Carolina and the Southeast. As a result, the Company generally does not attempt to compete for large corporate banking relationships but concentrates its efforts on individuals and small- to medium-sized businesses. The Company believes it can fill this void in the community banking market in the Myrtle Beach and Hilton Head Island areas.

Operating and Growth Strategy

The Company's goal is to build long-term shareholder value by being the leading community bank along the Grand Strand and on Hilton Head Island. The Company intends to achieve this goal through internal growth, providing personalized service with a community focus, retaining high caliber and motivated employees, maintaining high asset quality, offering customers a variety of products and services, and selectively adding new branches.

Deposit Products

The Company's principal source of funding is core deposits, of which approximately 86.0% were obtained from within our core markets as of December 31, 2008. The Company offers a full range of services, including checking accounts, commercial accounts, savings accounts, money market accounts, certificates of deposit, and other time deposits. The Company regularly reviews its deposit rates to ensure it remains competitive. Due to the seasonal nature of the Company's market, deposit growth is generally strongest during the summer months and loan demand usually reaches its peak during the winter months. Thus, the Company historically has a more favorable liquidity position during the summer months. To meet loan demand and liquidity needs during the winter months, the Company typically offers special rates on deposits.

Other Financial Services

The Company offers NetTeller Internet banking with PowerPay bill payment and cash management services. With NetTeller and PowerPay, customers can perform a variety of banking functions from their home or office computer. Customers with these services can view images of checks, deposits, and past statements, transfer funds between accounts, download information to money management software packages, and pay bills. The Company offers online cash management services, remote deposit capture, business internet banking, ACH or electronic transactions, wire origination, sweep accounts, merchant services, and consolidated account analysis to streamline a business customer's operations. Our goal with technology-oriented products such as remote deposit capture is to supplement our high level of service by offering customers a virtual key to the bank.

The Company offers other bank services, including safe deposit boxes, direct deposit, merchant services, and Visa Check Cards. The Company earns fees for most of these services, including debit and credit card transactions, sales of checks, wire transfers, and ATM transaction fees. The Company is associated with the STAR, Cirrus, and Plus ATM networks, which give customers access to their funds throughout the country.

Lending Activities

General. The Company emphasizes a range of lending services, including real estate, commercial, consumer loans, home equity lines of credit, and loans to small-to-mid-size businesses in the Grand Strand and Hilton Head Island markets. At December 31, 2008, the Company had loans that were secured by real estate of approximately $482.7 million, or 87.53% of the loan portfolio, commercial loans of $59.0 million, and consumer loans of $9.7 million. As of December 31, 2008, there were $1.8 million of loans 90 days or more past due still accruing interest, and the Company had no restructured loans. Of these loans 90 days past due and still accruing interest, approximately $62 thousand have been paid in full and the remainder have been designated as nonaccrual loans.

The Bank's lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal limit on loans to a single borrower equal to 15% of the Bank's capital and unimpaired surplus. This limit will increase or decrease as the Bank's capital increases or decreases. Based upon the capitalization of the Bank at December 31, 2008, our legal lending limit was approximately $9.7 million. The Bank is able to sell participations in our larger loans to other financial institutions, which allows us to manage the risk involved in these loans and to meet the lending needs of our customers. The Company strives to maintain a diversified loan portfolio and limit the amount to any single customer. As of December 31, 2008, our 10 largest customer loan relationships represented approximately $45.3 million, or 8.1% of the total loan portfolio. The Company's single largest loan is $6.1 million.

At December 31, 2008, the Company had average portfolio loans of $544.2 million, representing 86.6% of our average earning assets. The Company maintains a strong credit culture and employs veteran bankers with knowledge of its markets.

Loans secured by real estate. The majority of the Company's loans are secured by some form of real estate. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the economy and the value of real estate. There have been dramatic declines in collateral values in 2008 due to the prevailing real estate market conditions in the areas we serve. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower's cash flow, creditworthiness, and ability to repay the loan.

- *Commercial Real Estate Mortgages.* These loans are secured by commercial property. The Company reduces credit risk in the commercial real estate portfolio by emphasizing loans for owner-occupied properties where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. The underwriting of a loan includes evaluation of such factors as existing credit, cash flow analysis, value of any collateral, personal guaranties, and other factors. The Company typically reviews the personal financial statements and tax returns of the principal owners and requires personal guarantees. At December 31, 2008, commercial real estate loans (other than construction loans) amounted to $394.3 million, or approximately 70.6%, of our loan portfolio. This includes various types of business purpose loans secured by commercial real estate.

- *Real Estate Construction Loans.* The Company offers primarily adjustable rates on residential and commercial construction loans to builders, developers, and consumers who wish to build their own homes. The duration of our construction loans are generally limited to no more than 18 months, although payments may be structured on a longer basis or amortized if necessary. Construction loans generally carry a higher degree of risk than long-term financing of existing properties, because repayment depends on the ultimate completion of the project or home and usually on the sale of the property or permanent financing. Specific risks include cost overruns, mismanaged construction, mismanaged draw requests, pre-sale commitment fall-out, inferior or improper construction techniques, economic changes or downturns during construction, rising interest rates which may prevent sale of the property, and failure to sell completed projects in a timely manner.

  The Company attempts to reduce the risk associated with construction loans by typically requiring personal guarantees, obtaining third party inspections, requiring a percentage of pre-sales, and keeping the loan-to-value ratio of the completed projects at or below 80% for construction loans. At December 31, 2008, total construction loans amounted to $33.7 million, or 6.12% of our total loan portfolio.

- *Consumer Real Estate Loans.* The Company originates traditional first and second mortgage residential real estate loans and home equity loans. Home equity lines of credit typically have terms of fifteen years or less and the Company generally limits the extension of credit to 90% of the available equity of each property. The Company typically sells a portion of its consumer retail mortgage loans to investors. The Company limits the loan-to-value ratio on residential real estate loans it keeps to 80%. At December 31, 2008, the total residential real estate loans (other than construction loans) amounted to $61.9 million, or 11.1% of our loan portfolio. Of this total amount, the Company had $7.2 million of mortgage loans held for sale, and $26.4 million of home equity loans at December 31, 2008.

Commercial Business Loans. The Company makes loans for commercial purposes in various lines of businesses, including retail, service industries, and the professional service area. Commercial loans are generally considered to have greater risk than first or second mortgages on real estate because commercial loans may be unsecured or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease than real estate. Where possible, the Company includes real estate collateral as a secondary source of repayment on commercial business loans. At December 31, 2008, commercial business loans amounted to $59.0 million, or 10.7% of our total loan portfolio.

The Company offers small business loans utilizing government enhancements such as the Small Business Administration's ("SBA") 7 (a) program and SBA's 504 programs. The Company also offers USDA government guaranty loans. These loans typically are guaranteed 75% by the government, which helps to reduce their risk.

Consumer Loans. The Company makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans, credit cards, and revolving lines of credit. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable with various terms depending on the product type. Our installment loans typically amortize over periods up to 60 months. The Company offers consumer loans with a single maturity date when a specific source of repayment is available. The Company typically requires monthly payments of interest and a portion of the principal on its revolving loan products and credit cards. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. At December 31, 2008, consumer loans amounted to $9.7 million, or 1.8% of our loan portfolio.

Credit Administration and Loan Review. The Company emphasizes a strong credit culture focused on safety and soundness. The Company employs experienced relationship managers with solid knowledge of the markets. The Company maintains a continuous internal loan review system and engages independent consultants at least two times a year to review loan files, to confirm its loan grading system, and to identify any issues that may need improvement. Each loan officer is responsible for managing his or her own loan portfolio, regardless of whether other individuals or committees joined in the approval. This responsibility continues until the loan is repaid. The compensation of our lending officers is dependent, in part, on the asset quality of their loan portfolios.

Underwriting Procedures, Collateral, and Risk. The Company uses established credit policies and procedures when underwriting each type of loan. Although there are minor variances in the characteristics and criteria for each loan type, which variances may require additional underwriting procedures, the Company generally evaluates borrowers using the following defined criteria:

- Character — the Company determines that the borrower has sound character and integrity by examining the borrower's history.
- Capital — the Company evaluates the borrower's overall financial strength, as well as the equity investment in the asset being financed.
- Collateral — the Company determines whether the collateral is adequate from the standpoint of quality, marketability, value and income potential.
- Capacity — the Company evaluates the borrower's ability to service the debt.
- Conditions — the Company underwrites the credit in light of the effects of external factors, such as economic conditions and industry trends.

It is the Company's practice to obtain collateral for most loans to mitigate the risk associated with lending and to generally limit its loan-to-value ratio to 80%. The Company obtains a security interest in real estate for loans secured by real estate, including construction and development loans, and other commercial loans. For commercial loans, the Company typically obtains security interests in equipment and other company assets. For consumer loans used to purchase vehicles, the Company obtains appropriate title documentation. For secured loans that are not associated with real estate, or for which the mortgaged real estate does not provide an acceptable loan-to-value ratio, the Company obtains other available collateral such as stocks and bonds.

Each type of loan carries a credit risk, simply defined as the potential that the borrower will not be willing or able to repay the debt. While real estate loans have various risks common to all types of loans, certain types of real estate loans have specific risk characteristics that vary according to the type of collateral securing the loan and the terms and repayment sources for the loan. Real estate loans are all sensitive to fluctuations in the value of the real estate securing the loan. In addition, commercial real estate loans have risk that the primary source of repayment will be insufficient to service the debt. Construction and development real estate loans generally carry a higher degree of risk than long term financing of existing properties. These projects are usually dependent on the completion of the project on schedule and within cost estimates and on the timely sale of the property. Inferior or improper construction techniques, cost overruns, changes in economic conditions during the construction and marketing period, and rising interest rates which may slow the sale of the property are all risks unique to this type of loan. Residential mortgage loans, in contrast to commercial real estate loans, generally have longer terms and may have fixed or adjustable interest rates.

Commercial loans primarily have risk that the primary source of repayment will be insufficient to service the debt. Often this occurs as the result of changes in local economic conditions or in the industry in which the borrower operates which impact cash flow or collateral value. Consumer loans, other than home equity loan products, are generally considered to have more risk than loans to individuals secured by first or second mortgages on real estate due to dependence on the borrower's employment status as the sole source of repayment. By following defined underwriting criteria as noted above, the Company seeks to reduce these risks. Additionally, the Company reduces the risk that the underlying collateral may not be sufficient to pay the outstanding balance by using appraisals or taking other steps to determine that the value of the collateral is adequate, and lending amounts based upon lower loan-to-value ratios. The Company controls risk by reducing concentration of its loan portfolio in any one type of loan. A concentration of credit report based upon NAICS codes, collateral codes, and other factors are reviewed on a quarterly basis by the Board of Directors.

Loan Approval. Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. The Company attempts to mitigate these risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer lending limits, a multi-layered approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. Individual loan authorities are granted based on historical performance and experience. When the amount of aggregate loans to a single borrower exceeds an individual officer's lending authority or the executive internal loan committee limit, then the Board of Directors' loan committee may approve the loan up to the Bank's legal lending limit. The Company does not make any loans to any of its directors or executive officers unless the loan is approved by the loan committee and reviewed by the Board of Directors. These loans are made on terms that are not more favorable to the director or executive officer than would be available to a person not affiliated with us. The Company takes steps to protect against losses due to hurricanes and weather by requiring customers to carry appropriate insurance.

Competition

The Myrtle Beach and Hilton Head Island markets are highly competitive markets. The competition among financial institutions is based on a variety of factors, including interest rates on deposits and loans, service charges, quality of services, and convenience of banking facilities. The Company also competes with other financial institutions including securities firms, savings and loans, insurance companies, credit unions, leasing companies, and finance companies. The Company believes it has competed effectively in the market by offering quality and personal service to small to medium sized businesses and individuals.

Employees

At December 31, 2008, the Company employed a total of 179 full-time and part-time employees and believes that relations with its employees are good.

SUPERVISION AND REGULATION

Both the Company and the Bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors and borrowers, not shareholders. Changes in applicable laws or regulations may have a material effect on our business and prospects. The Company's operations may be affected by legislative changes and the policies of various regulatory authorities. At September 30, 2008, the Bank entered into an agreement with the OCC to improve its performance. The agreement seeks to enhance the bank's existing practices and procedures in several areas. Among the areas included are: compliance, management oversight, planning, credit risk management, credit underwriting, liquidity, funds management, and information technology. While under this agreement the bank is subject to additional oversight and restrictions in terms of growth and capital. The Bank believes it has made great strides in complying with the agreement. It cannot predict the effect that the agreement, fiscal or monetary policies, or new federal or state legislation may have on its business and earnings in the future.

Beach First National Bancshares, Inc.

The Company owns 100% of the outstanding capital stock of the Bank, and therefore is considered to be a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). As a result, the Company is primarily subject to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve (the "Federal Reserve") under the Bank Holding Company Act and its regulations promulgated there under. Moreover, as a bank holding company of a bank located in South Carolina, the Company also is subject to the South Carolina Banking and Branching Efficiency Act.

Permitted Activities. Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in activities such as banking or managing or controlling banks, furnishing services to or performing services for its subsidiaries, and other activities that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and related activities;
- leasing personal or real property;
- operating a non-bank depository institution (such as a savings association, trust company functions, financial and investment advisory activities);
- conducting discount securities brokerage activities;
- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;
- performing selected data processing services and support services; and
- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions performing selected insurance underwriting activities.

As a bank holding company, the Company also can elect to be treated as a "financial holding company," which would allow the Company to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. The Company has not sought financial holding company status, but may elect such status in the future as its business matures. If the Company were to elect financial holding company status, each insured depository institution the Company controls would have to be well capitalized, well managed, and have at least a satisfactory rating under the Community Reinvestment Act (CRA), discussed below.

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Change in Control. In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated there under, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Following the relaxing of these restrictions by the Federal Reserve in September 2008, control will be rebuttably presumed to exist if a person acquires more than 33% of the total equity of a bank or bank holding company, of which it may own, control or have the power to vote not more than 15% of any class of voting securities.

Source of Strength. In accordance with Federal Reserve Board policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which the Company might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary, other than a non-bank subsidiary of a bank, upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any depository institution subsidiary of a bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiaries if the agency determines that divestiture may aid the depository institution's financial condition. Further, any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank at a certain level would be assumed by the bankruptcy trustee and entitled to priority payment.

Capital Requirements. The Federal Reserve Board imposes certain capital requirements on the bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to the Bank and are described below under "Beach First National Bank — Capital Regulations." Subject to these capital requirements and certain other restrictions, the Company is able to borrow money to make a capital contribution to the bank, and these loans may be repaid from dividends paid from the Bank to the Company. Our ability to pay dividends depends on the Bank's ability to pay dividends to us, which is subject to regulatory restrictions as described below in "Beach First National Bank — Dividends." The Company is also able to raise capital for contribution to the Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

South Carolina State Regulation. As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, the Company is subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions (the "S.C. Board"). The Company is not required to obtain the approval of the S.C. Board prior to acquiring the capital stock of a national bank, but the Company must notify the S. C. Board at least 15 days prior to doing so. The Company must receive the S. C. Board's approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

Beach First National Bank (Bank)

The Bank operates as a national banking association incorporated under the laws of the United States and subject to examination by the Office of the Comptroller of the Currency (the "OCC"). Deposits in the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to a maximum amount, which is currently $100,000 for each non-retirement depositor and $250,000 for certain retirement-account depositors. However, the FDIC has increased the coverage up to $250,000 for each non-retirement depositor through December 31, 2009, and the bank is participating in the FDIC's Temporary Liquidity Guarantee Program (discussed below in greater detail) which, in part, fully insures non-interest bearing transaction accounts. At December 31, 2008, the Bank had time deposits of $250,000 or more of $52.5 million that would not be covered under the new FDIC insurance limits. Approximately $32 million, or 62%, of these deposits are collateralized by securities we have pledged to local public entities. The OCC and the FDIC regulate or monitor virtually all areas of the bank's operations, including:

- security devices and procedures;
- adequacy of capitalization and loss reserves;

- loans;
- investments;
- borrowings;
- deposits;
- mergers;
- issuances of securities;
- payment of dividends;
- interest rates payable on deposits;
- interest rates or fees chargeable on loans;
- establishment of branches;
- corporate reorganizations;
- maintenance of books and records; and
- adequacy of staff training to carry on safe lending and deposit gathering practices.

The OCC requires that the Bank maintain specified capital ratios of capital to assets and imposes limitations on the Bank's aggregate investment in real estate, bank premises, and furniture and fixtures. Two categories of regulatory capital are used in calculating these ratios — Tier 1 capital and total capital. Tier 1 capital generally includes common equity, retained earnings, a limited amount of qualifying preferred stock, and qualifying minority interests in consolidated subsidiaries, reduced by goodwill and certain other intangible assets, such as core deposit intangibles, and certain other assets. Total capital generally consists of Tier 1 capital plus Tier 2 capital, which includes the allowance for loan losses, preferred stock that did not qualify as Tier 1 capital, certain types of subordinated debt and a limited amount of other items.

The Bank is required to calculate three ratios: the ratio of Tier 1 capital to risk-weighted assets, the ratio of total capital to risk-weighted assets, and the "leverage ratio," which is the ratio of Tier 1 capital to assets on a non-risk-adjusted basis. For the two ratios of capital to risk-weighted assets, certain assets, such as cash and U.S. Treasury securities, have a zero risk weighting. Others, such as commercial and consumer loans, have a 100% risk weighting. Some assets, notably purchase-money loans secured by first-liens on residential real property, are risk-weighted at 50%. Assets also include amounts that represent the potential funding of off-balance sheet obligations such as loan commitments and letters of credit. These potential assets are assigned to risk categories in the same manner as funded assets. The total assets in each category are multiplied by the appropriate risk weighting to determine risk-adjusted assets for the capital calculations.

The minimum capital ratios for bank holding companies and banks are generally 8% for total capital, 4% for Tier 1 capital and 4% for leverage. To be eligible to be classified as "well-capitalized," banks must generally maintain a total capital ratio of 10% or more, a Tier 1 capital ratio of 6% or more, and a leverage ratio of 5% or more. Certain implications of the regulatory capital classification system are discussed in greater detail below.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") established a "prompt corrective action" program in which every bank is placed in one of five regulatory categories, depending primarily on its regulatory capital levels. The OCC and the other federal banking regulators are permitted to take increasingly severe action as a bank's capital position or financial condition declines below the "Adequately Capitalized" level described below. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's leverage ratio reaches two percent. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital. The OCC's regulations set forth five capital categories, each with specific regulatory consequences. The categories are:

- Well Capitalized — The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a total capital ratio of 10% or greater, (ii) having a tier 1 capital ratio of 6% or greater, (iii) having a leverage capital ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.
- Adequately Capitalized — The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a total capital ratio of 8% or greater, (ii) having a tier 1 capital ratio of 4% or greater and (iii) having a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.
- Undercapitalized — The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a total capital ratio of less than 8% or (ii) having a tier 1 capital ratio of less than 4% or (iii) having a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMELS rating system, a leverage capital ratio of less than 3%.
- Significantly Undercapitalized — The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a total capital ratio of less than 6% or (ii) having a tier 1 capital ratio of less than 3% or (iii) having a leverage capital ratio of less than 3%.
- Critically Undercapitalized — The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

If the OCC determines, after notice and an opportunity for hearing, that a bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If a bank is not well capitalized, it cannot accept brokered deposits without prior FDIC approval and, if approval is granted, cannot offer an effective yield in excess of 75 basis points on interests paid on deposits of comparable size and maturity in such institution's normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank's normal market area. Moreover, if a bank becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the OCC that is subject to a limited performance guarantee by the corporation. The bank also would become subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution also must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution, would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause a bank to become undercapitalized, it could not pay a management fee or dividend to us.

As of December 31, 2008, the Bank's capital ratios were 8.38% for Tier 1 leverage, 10.60% for Tier 1 risk based, and 11.86% for Tier 2 risk based capital. Two of the three capital ratios are slightly below the ratios the OCC has asked the Bank to maintain. The Company continues to work with the OCC to ensure compliance with their directives.

Standards for Safety and Soundness. The FDIA also requires the federal banking regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset growth. The agencies also must prescribe standards for asset quality, earnings, and stock valuation, as well as standards for compensation, fees and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if the OCC determines that the Bank fails to meet any standards prescribed by the guidelines, the agency may require the Bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the OCC. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans. The Bank has entered into an agreement with the OCC, effective September 30, 2008, to enhance the bank's existing practices and procedures. The Bank believes it has made great progress in complying with the agreement.

Regulatory Examination. The OCC also requires the Bank to prepare annual reports on the Bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

All insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate federal banking agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

- internal controls;
- information systems and audit systems;
- loan documentation;
- credit underwriting;
- interest rate risk exposure; and
- asset quality.

Deposit Insurance and Assessments. Beach First's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged effective March 31, 2006. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It also may prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Under regulations effective January 1, 2007, the FDIC adopted a new risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories based upon supervisory and capital evaluations. Institutions are assessed at annual rates ranging from 5 to 43 basis points, respectively, depending on each institution's risk of default as measured by regulatory capital ratios and other supervisory measures. Under a proposal announced by the FDIC on October 7, 2008, the assessment rate schedule would be raised uniformly by seven basis points (annualized) beginning on January 1, 2009. Beginning with the second quarter of 2009, base assessment rates before adjustments would range from 10 to 45 basis points, and further changes would be made to the deposit insurance assessment system, including requiring riskier institutions to pay a larger share. The proposal would impose higher assessment rates on institutions with a significant reliance on secured liabilities and on institutions which rely significantly on brokered deposits (but, for well-managed and well-capitalized institutions, only when accompanied by rapid asset growth). The proposal would reduce assessment rates for institutions that hold long-term unsecured debt and, for smaller institutions, high levels of Tier 1 (defined below) capital. In addition, on February 27, 2009, the FDIC approved an interim rule to raise 2009 second quarter deposit insurance premiums for Risk Category I banks from 10 to 14 basis points to 12 to 16 basis points. The FDIC will also impose a 20-basis point special emergency assessment payable September 30, 2009, and the FDIC board authorized the FDIC to implement an additional 10 basis-point premium in any quarter. We anticipate our future insurance costs to be higher than in previous periods. However, we are not currently able to accurately determine the amount of additional cost.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of The Financing Corporation (FICO). The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings and Loan Insurance Corporation. The FICO assessment rate is set quarterly and in 2007 ranged from 1.14 cents to 1.22 cents per $100 of assessable deposits. For 2008, the FICO assessment ranged from 1.10 to 1.14 cents per $100 of assessable deposits.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management of the bank is not aware of any practice, condition or violation that might lead to termination of the bank's deposit insurance.

Transactions with Affiliates and Insiders. The Company is a legal entity separate and distinct from the Bank and its other subsidiaries. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company or its non-bank subsidiaries. The Company and the Bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W. Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank's capital and surplus and, as to all affiliates combined, to 20% of the Bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The Bank is forbidden to purchase low quality assets from an affiliate.

Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. The regulation also limits the amount of loans that can be purchased by a bank from an affiliate to not more than 100% of the bank's capital and surplus.

The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates, and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Dividends. The Company's principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the Bank. Statutory and regulatory limitations apply to the Bank's payment of dividends to the Company. As a general rule, the amount of a dividend may not exceed, without prior regulatory approval, the sum of net income in the calendar year to date and the retained net earnings of the immediately preceding two calendar years. A depository institution may not pay any dividend if payment would cause the institution to become undercapitalized or if it already is undercapitalized. The OCC may prevent the payment of a dividend if it determines that the payment would be an unsafe and unsound banking practice. The OCC also has advised that a national bank should generally pay dividends only out of current operating earnings.

Branching. National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the Bank may open branch offices throughout South Carolina with the prior approval of the OCC. In addition, with prior regulatory approval, the Bank is able to acquire existing banking operations in South Carolina. Furthermore, federal legislation permits interstate branching, including out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks. South Carolina law, with limited exceptions, currently permits branching across state lines only through interstate mergers.

Anti-Tying Restrictions. Under amendments to the Bank Holding Company Act and Federal Reserve regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

Community Reinvestment Act. The Community Reinvestment Act requires that the OCC evaluate the record of the Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank.

Finance Subsidiaries. Under the Gramm-Leach-Bliley Act (the "GLBA"), subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates.

Consumer Protection Regulations. Activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

- the Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- the Fair and Accurate Credit Transactions Act requiring all financial institutions to develop, implement and maintain a written identity theft prevention program and to comply with the Red Flag regulations;
- the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the Bank also are subject to:

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
- the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Enforcement Powers. The Bank and its "institution-affiliated parties," including its management, employees, agents, independent contractors, and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations, or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' powers to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Anti-Money Laundering. Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The Company and the Bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA PATRIOT Act, enacted in 2001 and renewed in 2006. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing "cease and desist" orders and money penalty sanctions against institutions found to be violating these obligations.

USA PATRIOT Act/Bank Secrecy Act. Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The USA PATRIOT Act, amended, in part, the Bank Secrecy Act and provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and (iv) filing suspicious activities reports if a bank believes a customer may be violating U.S. laws and regulations and requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

Under the USA PATRIOT Act, the FBI can send to the banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The Bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI.

The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Privacy and Credit Reporting. Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing, or other marketing to consumers. It is the Bank's policy not to disclose any personal information unless required by law. The OCC and the federal banking agencies have prescribed standards for maintaining the security and confidentiality of consumer information. The Bank is subject to such standards, as well as standards for notifying consumers in the event of a security breach.

Like other lending institutions, the Bank utilizes credit bureau data in its underwriting activities. Use of such data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis, including credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act") permits states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the FACT Act.

Check 21. The Check Clearing for the 21st Century Act gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

- allowing check truncation without making it mandatory;
- demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;
- legalizing substitutions for and replacements of paper checks without agreement from consumers;
- retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;
- requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and
- requiring the re-crediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred.

Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the U.S. government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in U.S. government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises. The Congress, Treasury Department, and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. banking system.

In October 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted. The EESA authorizes the Treasury Department to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program ("TARP"). The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury Department has allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, Treasury will purchase debt or equity securities from participating institutions. The TARP also will include direct purchases or guarantees of troubled assets of financial institutions. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications.

EESA also temporarily increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

Following a systemic risk determination, the FDIC established the Temporary Liquidity Guarantee Program ("TLGP") on October 14, 2008. The TLGP includes the Transaction Account Guarantee Program ("TAGP"), which provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Institutions participating in the TLGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. The TLGP also includes the Debt Guarantee Program ("DGP"), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies. The unsecured debt must be issued on or after October 14, 2008 and not later than June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012. The DGP coverage limit is generally 125% of the eligible entity's eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their liabilities as of September 30, 2008. Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012. The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. We will participate in the TAGP and are reviewing the DGP at the bank level.

On February 17, 2009, the American Recovery and Reinvestment Act (the "Recovery Act") was signed into law in an effort to, among other things, create jobs and stimulate growth in the United States economy. The Recovery Act specifies appropriations of approximately $787 billion for a wide range of Federal programs and will increase or extend certain benefits payable under the Medicaid, unemployment compensation, and nutrition assistance programs. The Recovery Act also reduces individual and corporate income tax collections and makes a variety of other changes to tax laws. The Recovery Act also imposes certain limitations on compensation paid by participants in the Treasury's Troubled Asset Relief Program ("TARP"), which includes programs under TARP such as the Capital Purchase Program in which we participate.

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Item 1A. *Risk Factors*

Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks that have not been identified or which we believe are immaterial or unlikely. Shareholders should carefully consider the risks described below in conjunction with the other information in this Form 10-K and the information incorporated by reference in this Form 10-K, including our consolidated financial statements and related notes.

The Company's recent operating results may not be indicative of future operating results.

The Company's loss for the year may continue due to the current economic climate. Because of our relatively small size and short operating history, our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, real estate values, regulatory and legislative considerations, and competition, may also impede our ability to return to profitability.

The Company's decisions regarding credit risk and reserves for loan losses may materially and adversely affect its business.

Making loans and other extensions of credit is an essential element of the Company's business. Although the Company seeks to mitigate risks inherent in lending by adhering to specific underwriting practices, the Company anticipates that not all of its loans and other extensions of credit will be repaid. The risk of nonpayment is affected by a number of factors, including the duration of the credit, credit risks of a particular customer, changes in economic and industry conditions, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral, specifically in a market where there has been an unusually large decline in real estate values.

The Company attempts to maintain an appropriate allowance for loan losses to provide for potential losses in its loan portfolio. The Company periodically determines the amount of the allowance based on consideration of several factors, including an ongoing review of the quality, mix, and size of its overall loan portfolio, its historical loan loss experience, evaluation of economic conditions, regular reviews of loan delinquencies and loan portfolio quality, the amount and quality of collateral, including guarantees, securing the loans, and concentration of credit risk.

There is no precise method of predicting credit losses; therefore, the Company faces the risk that charge-offs in future periods will exceed its allowance for loan losses and that additional increases in the allowance for loan losses will be required. These risks will likely increase as the Bank's average loan size continues to increase. Additions to the allowance for loan losses would result in a decrease of our net income, and possibly our capital.

Lack of seasoning of a portion of the Company's loan portfolio may increase the risk of credit defaults in the future.

Due to the growth of the Bank and the type of loans originated in the past several years, a portion of the loan portfolio and the lending relationships are of relatively recent origin. In general, new loans have more uncertainty in terms of credit quality until they have been outstanding for a period of time, a process the Company refers to as "seasoning." As a result, a portfolio of older loans will usually behave more predictably than a newer loan portfolio. Because the Company's loan portfolio has some unseasoned loans, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes seasoned. If delinquencies and defaults increase, the Company may be required to increase its provision for loan losses, which would adversely affect its results of operations and financial condition.

Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.

Negative developments in the latter half of 2007 and during 2008 in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing into 2009. As a result of this "credit crunch," commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets, and bank holding company stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. As a result, significant new federal laws and regulations relating to financial institutions, including, without limitation, the EESA and the U.S. Treasury Department's Capital Purchase Program, have been adopted. Furthermore, the potential exists for additional federal or state laws and regulations regarding, among other matters, lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. We can provide no assurance regarding the manner in which any new laws and regulations will affect us.

There can be no assurance that recently enacted legislation will help stabilize the U.S. financial system.

The EESA was signed into law on October 3, 2008 in response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions. Pursuant to EESA, the Treasury has the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. The Treasury announced the Capital Purchase Program under EESA pursuant to which it has purchased and may continue to purchase senior preferred stock in participating financial institutions.

In addition, the FDIC created the Temporary Liquidity Guarantee Program ("TGLP") as part of a larger government effort to strengthen confidence and encourage liquidity in the nation's banking system. The TLGP has two components. First, the TLGP includes the Transaction Account Guarantee Program ("TAGP"), which provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Institutions participating in the TLGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. Second, the TLGP includes the Debt Guarantee Program ("DGP"), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies. The unsecured debt must be issued on or after October 14, 2008 and not later than June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012. The DGP coverage limit is generally 125% of the eligible entity's eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their liabilities as of September 30, 2008. Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012. The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. We will participate in the TAGP and are reviewing the DGP at the bank level.

On February 17, 2009, the American Recovery and Reinvestment Act (the "Recovery Act") was signed into law in an effort to, among other things, create jobs and stimulate growth in the U.S. economy. The Recovery Act specifies appropriations of approximately $787 billion for a wide range of Federal programs and will increase or extend certain benefits payable under the Medicaid, unemployment compensation, and nutrition assistance programs. The Recovery Act also reduces individual and corporate income tax collections and makes a variety of other changes to tax laws. The Recovery Act also imposes certain limitations on compensation paid by participants in the Treasury's Troubled Asset Relief Program ("TARP"), which includes programs under TARP such as the Capital Purchase Program.

There can be no assurance that these government actions will achieve their purpose. The failure of the financial markets to stabilize, or a continuation or worsening of the current financial market conditions, could have a material adverse affect on our business, our financial condition, the financial condition of our customers, our common stock trading price, as well as our ability to access credit. It could also result in declines in our investment portfolio which could be "other-than-temporary impairments."

Continuation of the economic downturn could reduce our customer base, our level of deposits, and demand for financial products such as loans.

The Company's success depends significantly upon the growth in population, income levels, deposits, new business growth, and housing starts in its markets, especially in Horry, Beaufort, and Georgetown County. Our markets are also closely linked to tourism. The current economic downturn has negatively affected the markets in which we operate and, in turn, the quality of our loan portfolio. If the communities in which the Company operates do not grow or if prevailing economic conditions are unfavorable, the Company's business may not succeed. A continuation of the economic downturn or prolonged recession would likely contribute to the deterioration of the quality of the loan portfolio and reduce the level of deposits, which in turn would negatively impact the Company's business. Interest received on loans represented approximately 91.0% of our interest income for the year ended December 31, 2008. If the economic downturn continues or a prolonged economic recession occurs in the economy as a whole, or especially in the Horry, Beaufort, and Georgetown Counties, borrowers may be less likely to repay their loans as scheduled. Moreover, in many cases the value of real estate or other collateral that secures the Company's loans has been adversely affected by the economic conditions and could continue to be negatively affected. Unlike many larger institutions, the Company is not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. A continued economic downturn could, therefore, result in losses that materially and adversely affect the Company's business.

Our small- to medium-sized business target markets may have fewer financial resources to weather a downturn in the economy.

We target the banking and financial services needs of small and medium sized businesses. These businesses generally have fewer financial resources in terms of capital borrowing capacity than larger entities. If general economic conditions continue to negatively impact these businesses in the markets in which we operate, our business, financial condition, and results of operation may be adversely affected.

We depend on the accuracy and completeness of information about clients and counterparties and our financial condition could be adversely affected if it relies on misleading information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

Changes in prevailing interest rates may reduce profitability.

Results of operations depend in large part upon the level of the Company's net interest income, which is the difference between interest income from interest-earning assets, such as loans and mortgage-backed securities, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of assets and liabilities, a significant change in interest rates could have a material adverse effect on profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While the Company intends to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of its assets and liabilities, the efforts may not be effective and its financial condition and results of operations could suffer. The significant interest rate declines by the Federal Reserve have had an adverse impact on the Company's net interest rate margin. No assurance can be given as to when and in what direction the Federal Reserve will adjust interest rates or that the results the Company anticipates will actually occur.

The Company is dependent on key individuals and the loss of one or more of these key individuals could curtail growth and adversely affect its prospects.

Our success depends, in part, on the executive management group and the continued ability to attract and retain experienced loan personnel, as well as other management personnel. The loss of the services of several key personnel could adversely affect the Company's growth strategy and prospects to the extent the Company is unable to replace such personnel.

The Company is subject to extensive regulation that could limit or restrict its activities.

The Company operates in a highly regulated industry and is subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Compliance with regulations is costly and restricts certain activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of branches. The Company is also subject to capitalization guidelines established by its regulators, which require it to maintain adequate capital to support growth. The Bank's agreement with the OCC does restrict certain activities including the payment of dividends, growth, and the use of brokered deposits without prior approval.

The laws and regulations applicable to the banking industry could change at any time, and the Company cannot predict the effects of these changes on its business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, the cost of compliance could adversely affect the Company's ability to operate profitably. See *"Risk Factors: Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results."* There can be no assurance that recently enacted legislation will help stabilize the U.S. financial system.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission, have increased the scope, complexity, and costs of corporate governance, reporting, and disclosure practices. The Company has experienced, and expects to continue to experience, greater compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act.

The Company has evaluated its internal controls to allow management to report on its internal controls. Effective internal controls are necessary to produce reliable financial reports and are important to helping prevent financial fraud.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

We have entered into a formal written agreement with the OCC that requires us to take certain actions.

We entered into an agreement with the OCC on September 30, 2008 in which we committed to enhance the bank's existing practices and procedures in several areas including Compliance, Management Oversight, Planning, Credit Risk Management, Credit Underwriting, Liquidity, Funds Management, and Information Technology. As a result of entering into a written agreement we will not meet the regulatory requirements to be eligible for expedited processing of branch applications and certain other regulatory approvals, and we will be required to get OCC or FDIC approval before making certain payments to departing executives and before adding new directors or senior executives. The Bank's regulators have considerable discretion in whether to grant required approvals, and no assurance can be given that such approvals will be forthcoming. We expect that the matters covered by the requirements of the agreement, are and would be appropriate and prudent responses to the asset quality issues we are facing, and would not materially adversely impact the Bank's operating results or financial condition.

If we fail to comply with the terms of our written agreement with the OCC, the OCC has the authority to subject us to a cease and desist order with more restrictive terms, to impose civil money penalties on us and our directors and officers, and, under certain circumstances, to remove directors and officers from their positions with the Bank.

We are required to maintain high capital levels.

The OCC has established Individual Minimum Capital Ratio levels of Tier 1 leverage ratio (8.50%), Tier 1 risk-based capital ratio (10.50%) and total risk-based capital ratio (12.00%) for the Bank that are higher than the minimum and well capitalized ratios applicable to all banks. The Bank's capital levels in categories of total risk-based capital and Tier 1 leverage ratio are slightly less than those required under its Individual Minimum Capital Ratios, and because we have not maintained these required capital levels, the OCC may deem noncompliance to be an unsafe and unsound banking practice which would make the Bank subject to such administrative actions or sanctions as the OCC considers necessary. It is uncertain what actions, if any, the OCC will take with respect to noncompliance with these ratios, what action steps the OCC might require the Bank to take to remedy this situation, and whether such actions will be successful.

The FDIC Deposit Insurance assessments that we are required to pay may materially increase in the future, which would have an adverse effect on our earnings and our ability to pay our liabilities as they come due.

As a member institution of the FDIC, we are required to pay semi-annual deposit insurance premium assessments to the FDIC. During the year ended December 31, 2008, we paid $354,669 in deposit insurance assessments. Due to the recent failure of several unaffiliated FDIC insurance depository institutions, and the FDIC's new Temporary Liquidity Guarantee Program, the deposit insurance premium assessments paid by all banks will likely increase. In addition, the FDIC has indicated that it intends to propose changes to the deposit insurance premium assessment system that will shift a greater share of any increase in such assessments onto institutions with higher risk profiles, including banks with heavy reliance on brokered deposits.

The Company may need to raise additional capital in the future, but that capital may not be available.

The Company is required by regulatory authorities to maintain adequate levels of capital to support its operations. Currently, the Company is not in compliance with these regulatory requirements. The Company's options include reducing the size of the balance sheet or increasing capital. Even if we succeed in meeting the regulatory capital requirements, we will need to raise adequate capital in the near future to support possible losses. The ability to raise additional capital will depend in part on conditions in the capital markets at that time, which are outside the Company's control. Accordingly, the Company cannot be assured of its ability to raise additional capital on acceptable terms, or at all. If the Company cannot raise additional capital its ongoing viability could be materially impaired. In addition, if the Company raises additional equity capital, shareholder interest could be diluted.

Liquidity needs could adversely affect our financial condition and results of operation.

The primary sources of funds of our bank are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability.

Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include proceeds from Federal Home Loan Bank advances, sales of investment securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. The bank regulators may restrict our use of out of market time deposits and brokered funds. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands. We may be required to discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

The Company faces strong competition for customers, which could prevent it from obtaining customers and may cause it to pay higher interest rates to attract customers.

The banking business is highly competitive and the level of competition facing us may increase further. The Company competes with commercial banks, savings and loan associations, mortgage banking firms, consumer finance companies, credit unions, insurance companies, and other mutual funds. Competitors that are not depository institutions are generally not subject to the same extensive regulations that apply to the Company. The Company competes with these institutions both in attracting deposits and in making loans. The Company's relative size can be a competitive disadvantage due to the lack of multi-state geographic diversification and the inability to spread our marketing costs across a broader market. There is a risk that the Company will not be able to compete successfully with other financial institutions in its market, and that the Company may have to pay higher interest rates to attract deposits, resulting in reduced profitability.

The Company will face risks with respect to future expansion and acquisitions or mergers.

The Company may seek to expand into new markets, lines of business, or offer new products and services. These activities would involve a number of risks, including:

- the use of estimates and judgments to evaluate credit, operations, management, and market risks with respect to expansion into a new market;
- the time and costs of evaluating new markets, hiring or retaining experienced local management, opening new offices, and the expenses until these activities generate sufficient volume to support the costs of the expansion;
- the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse effects on our results of operations; and
- the risk of loss of key employees and customers.

A significant portion of the Company's loan portfolio is secured by real estate, and the recent weakening of the local real estate market could continue to adversely affect the business.

A significant portion of our loan portfolio is secured by real estate. As of December 31, 2008, approximately 87.7% of the Company's loans had real estate as a primary or secondary component of collateral. A weakening of the real estate market and property values, such as what is being encountered currently in the Company's market area, could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans. This could have an adverse effect on our profitability and asset quality. If the Company is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secure these loans, may also negatively impact financial condition. High insurance rates and cancellation of insurance policies along the coast could represent an inherent risk in the loan portfolio.

A percentage of the loans in our portfolio currently include exceptions to the Company's loan policies and supervisory guidelines.

All of the Company's loans are subject to written loan policies adopted by the Board of Directors and supervisory guidelines imposed by regulators. The Company's loan policies are designed to reduce the risks associated with the loans by requiring Company personnel to perform certain tasks as part of the underwriting, pricing, and loan closing process. Loans that do not fully comply with our loan policies are known as "exceptions." The Company categorizes exceptions as policy exceptions, financial statement exceptions and collateral exceptions. As of December 31, 2008, approximately 14.6% of the loans in the portfolio included material collateral exceptions to loan policies as compared to 17.5% reported December 31, 2007. As a result of these exceptions, such loans may have a higher risk of loss than the loans that comply with the loan policies. In addition, the Company may be subject to regulatory action by federal or state banking authorities if they believe the number of exceptions in the loan portfolio represents an unsafe banking practice.

The Company generally underwrites loans in the portfolio in accordance with its own internal underwriting guidelines and regulatory supervisory guidelines. In certain circumstances the Company has approved loans which exceed either its internal underwriting guidelines, supervisory guidelines, or both. As of December 31, 2008, approximately $54.9 million of loans, or 97.7% of the Bank's capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which 17 loans totaling approximately $2.9 million had loan-to-value ratios of 100% or more. Supervisory limits on commercial loan to value exceptions are set at 30% of the Bank's capital. At December 31, 2008, $17.9 million of the commercial loans, or 29.21% of the Bank's capital, exceeded the supervisory loan to value ratio. The number of loans in the portfolio with loan-to-value ratios in excess of supervisory guidelines, internal guidelines, or both could increase the risk of delinquencies and defaults in the portfolio.

We are exposed to the possibility of technology failure.

We rely on our computer systems and the technology of outside service providers. Our daily operations depend on the operational effectiveness of their technology. We rely on our systems to accurately track and record our assets and liabilities. If our computer systems or outside technology sources become unreliable, fail, or experience a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our business operations and financial condition.

Item 1B. ***Unresolved Staff Comments***

Not applicable

Item 2. ***Properties***

The Company currently operates from seven banking locations along the South Carolina coast. Our branch offices are located in Beaufort, Horry, and Georgetown Counties. The Company also has an operation center and five loan production offices located in South Carolina, North Carolina, and Virginia.

Type of Office	Location	Leased or Owned
Main office	3751 Grissom Parkway, Myrtle Beach, South Carolina 29577	Owned(1)
Branch	Highway 544 in the Sayebrook Village Shopping Center in Surfside Beach, South Carolina 29588, which is south of Myrtle Beach	Leased(2)
Branch	Gator Hole Shopping Center at 710 Highway 17 North, North Myrtle Beach, South Carolina 29582, which is in the northern end of the Grand Strand	Leased(2)
Branch	Litchfield Market Village in Pawleys Island, South Carolina 29585, which is in Georgetown County at the southern end of the Grand Strand	Leased
Branch	Pineland Station Office Building at 430 William Hilton Parkway, Hilton Head Island, South Carolina 29926	Leased
Branch	The Village at Wexford Shopping Center at 1000 William Hilton Parkway, Hilton Head Island, South Carolina 29928	Leased
Branch	7202 North Kings Highway, Suite A, Myrtle Beach, South Carolina 29572	Leased
Bank operation facility	1509 North Kings Highway, Myrtle Beach, South Carolina, 29577	Leased
Loan Production Office	Mortgage Operations Center at 1384 Highway 17, Little River, South Carolina 29566	Leased
Loan Production Office	1005 Bullard Court, Raleigh, North Carolina 27615	Leased
Loan Production Office	10500 Wakeman Drive, Suite 300, Fredericksburg, Virginia 22407	Leased
Loan Production Office	Burke Town Shopping Plaza at 9554-F Old Keene Mill Road, Burke, Virginia 22015	Leased
Loan Production Office	2125 Ridgetop Circle, Sterling, Virginia 20166	Leased

(1) The Company owns two-thirds of the company that owns the building, and the bank leases space from the Company.

(2) The Company owns the building but leases the land.

The Company's headquarters, built in partnership with Nelson Mullins Riley & Scarborough, LLP (NMRS), opened in December 2006 at the corner of 38th Avenue North and Grissom Parkway. The Company has moved the main office to this location and NMRS has relocated its Myrtle Beach legal office to the building. The Company purchased the land for approximately $1.8 million, and contributed the land to BFNM Building, LLC, an entity of which the Company owns two-thirds and NMRS owns one-third. The Company financed the construction project through a third-party lender with each of the owners being responsible for their respective interests in the project. The total land and construction project cost was $8.8 million, exclusive of tenant improvements. The Company leases two-thirds of the building (approximately 30,000 square feet) from BFNM Building, LLC, the entity that owns the building. Because the Company only occupies approximately 12,000 square feet of space the Company leases, the Company intends to lease the other 18,000 square feet of its portion to outside tenants. NMRS leases the remaining one-third of the building from BFNM Building, LLC, the entity that owns it.

The Company believes that all of its properties are adequately covered by insurance.

Item 3. *Legal Proceedings*

From time to time the Company is involved in legal proceedings and claims in the ordinary course of our business. The Company is not aware of any legal proceedings or claims pending or threatened that the Company expects to have a material adverse effect on its financial condition or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

Part II

Item 5. *Market for Common Equity and Related Stockholder Matters*

The Company's common stock was approved for listing on The NASDAQ Global Market in June 2005 under the symbol "BFNB." As of March 30, 2009, the Company had approximately 1,515 shareholders of record. The following table shows the high and low closing sales prices published by NASDAQ for each quarter within the last two fiscal years.

	High	Low
Year end 2008:		
First Quarter	16.34	12.61
Second Quarter	13.24	7.40
Third Quarter	11.01	5.91
Fourth Quarter	6.50	2.70
Year end 2007:		
First Quarter	24.45	19.30
Second Quarter	23.50	21.94
Third Quarter	22.48	17.01
Fourth Quarter	18.92	15.75

To date, the Company has not paid cash dividends on common stock.

The following graph shows the performance of Beach First National Bancshares, Inc. in comparison to three indices over the time period from December 2003 to December 2008.

Total Return Performance


350
300
250
200
150
100
50
0
Index Value
Beach First National Bancshares, Inc.
S&P 500
NASDAQ Bank
Russell 2000
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

Item 6. *Selected Financial Data*

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars and shares in thousands, except share amounts				
Summary Balance Sheet Data:					
Assets	$668,816	$605,988	$520,201	$397,389	$242,091
Federal funds sold and short term investments	6,580	566	14,011	25,521	463
Investment securities	70,595	65,678	68,475	43,976	36,183
Total loans, net of unearned, including HFS	558,367	509,908	410,515	307,424	189,060
Allowance for loan losses	(8,643)	(6,936)	(5,888)	(4,364)	(2,422)
Deposits	533,359	464,198	416,357	310,894	203,169
Federal funds purchased & other borrowings	16,165	18,288	—	—	—
Other borrowings (FHLB)	55,000	55,000	44,710	35,504	16,500
Junior subordinated debt	10,310	10,310	10,310	10,310	5,155
Shareholder's equity	49,718	52,578	45,460	39,125	16,333
Summary Results of Operations Data:					
Interest income	$ 41,362	$ 45,107	$ 36,487	$ 20,921	$ 11,597
Interest expense	22,160	22,482	16,029	7,189	3,331
Net interest income	19,202	22,625	20,458	13,732	8,266
Provision for loan losses	10,491	2,046	2,174	2,184	1,340
Net interest income after provision for loan losses	8,711	20,579	18,284	11,548	6,926
Noninterest income	5,231	7,578	3,937	1,118	1,037
Noninterest expense	19,681	18,933	12,523	7,545	5,682
Income (loss) before taxes	(5,739)	9,224	9,698	5,121	2,281
Income tax expense (benefit)	(2,030)	3,347	3,502	1,761	845
Net income (loss)	$ (3,709)	$ 5,877	$ 6,196	$ 3,360	$ 1,436
Share Data:					
Net income per share, basic	$ (0.77)	$ 1.22	$ 1.30	$ 0.85	$ 0.48
Net Income per share, diluted	$ (0.77)	$ 1.18	$ 1.27	$ 0.83	$ 0.46
Book value per share	$ 10.26	$ 10.85	$ 9.53	$ 8.23	$ 5.41
Weighted average number of shares outstanding:					
Basic	4,845	4,818	4,764	3,976	3,016
Diluted	4,845	4,977	4,875	4,060	3,134
Performance Ratios:					
Return on average assets	(0.56)%	1.04%	1.33%	1.08%	0.70%
Return on average equity	(6.94)%	12.01%	14.53%	11.37%	9.10%
Net interest margin	2.60%	4.20%	4.62%	4.60%	4.30%
End of period loan to deposit ratio	104.69%	109.85%	98.77%	95.25%	93.83%
Efficiency ratio	80.55%	62.73%	51.33%	50.81%	56.86%
Asset Quality Ratios:					
Nonperforming assets, past due and restructured loans to total loans	4.13%	0.57%	0.40%	0.36%	0.04%
Nonperforming assets, past due and restructured loan to total assets	3.45%	0.48%	0.32%	0.30%	0.03%
Net charge-offs to average total loans	1.60%	0.21%	0.17%	0.10%	0.43%
Nonperforming loans to allowance for loan losses	231.05%	41.86%	27.59%	25.46%	3.18%
Allowance for loan losses to total loans at end of period	1.55%	1.36%	1.43%	1.40%	1.26%
Capital Ratios:					
Average equity to average assets	8.13%	8.67%	9.18%	9.48%	7.71%
Leverage ratio	8.95%	11.20%	12.20%	13.80%	10.10%
Tier 1 risk-based capital ratio	11.29%	12.70%	13.80%	16.00%	10.50%
Total risk-based capital ratio	12.54%	14.00%	15.20%	17.40%	12.20%
Growth Ratios and Other Data:					
Percentage change in net income	(163.10)%	(5.50)%	84.40%	134.00%	42.30%
Percentage change in diluted net income per share	(164.82)%	(7.10)%	53.60%	80.60%	37.30%
Percentage change in assets	10.37%	16.50%	30.90%	64.10%	46.60%
Percentage change in loans	9.50%	24.00%	31.90%	62.80%	41.20%
Percentage change in deposits	14.90%	11.50%	33.90%	53.00%	47.10%
Percentage change in equity	(5.44)%	15.60%	44.30%	87.30%	10.30%

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This section discusses the financial position, results of operation, and certain risk factors of the Company and its primary subsidiary, Beach First National Bank, during the periods included in the accompanying financial statements and should be read in conjunction with the financial statements, the related notes, and the other statistical information included in this report.

Overview

Beach First National Bancshares, Inc. (the "Company") is the parent company of Beach First National Bank, (the "Bank"), a wholly owned subsidiary, and Beach First National Trust (the "Trust") and Beach First National Trust II (the "Trust II"), both of which are non-consolidated subsidiaries. The Company also owns 66% of BFNM Building, LLC, which is a limited liability corporation formed solely for the construction of a corporate office building that houses the main office for the Bank. The trusts were established exclusively for the issuance of junior subordinated debt which was used to capitalize the Bank. The Company's primary business activities are conducted by the Bank. The Company commenced operations on September 23, 1996 and completed its twelfth full year of operations on December 31, 2008. The Company focus is on serving the banking needs of small businesses and individuals with emphasis on local management and ownership.

The Bank's primary market areas are located along the coastal regions of South Carolina and predominately center on the Metro regions of Myrtle Beach and Hilton Head Island, South Carolina. The Bank currently operates from seven banking locations. In addition to the main office in Myrtle Beach, there are six branches. The Bank opened the Surfside branch in June 2001, the North Myrtle Beach branch in November 2002, the Hilton Head Island branch in February 2003, the Litchfield/Pawleys Island area of the Grand Strand branch in 2004, the branch on the south end of Hilton Head Island in January 2005, and the branch at 73rd Avenue North in Myrtle Beach in April of 2008. All branches are full service.

In June 2006, the Bank added a mortgage division that originates and sells mortgages to investors. At December 31, 2008, the division had five loan production offices in South Carolina, North Carolina, and Virginia. The South Carolina office in Little River includes the mortgage operations staff. The North Carolina office is in Raleigh, and the three offices in Virginia are located in Burke, Fredericksburg, and Sterling.

The following table sets forth selected measures of our financial performance for the periods indicated:

	For the Years Ended December 31,				
	2008	2007	2006	2005	2004
Net Income	$ (3,708,116)	$ 5,876,630	$ 6,195,728	$ 3,359,643	$ 1,435,922
Total Assets	$668,815,617	$605,988,418	$520,201,339	$397,389,234	$242,091,345
Total Loans(1)	$558,366,909	$509,908,135	$411,214,856	$311,788,722	$191,481,765
Total Deposits	$533,358,709	$464,198,345	$416,357,129	$310,894,210	$203,168,958
Total Capital	$ 49,718,089	$ 52,578,050	$ 45,459,579	$ 39,125,413	$ 14,732,893

(1) Includes mortgage loans held for sale and deferred fees.

The following discussion describes the Company's results of operations for 2008 as compared to 2007 and 2007 compared to 2006 and also analyzes our financial condition as of December 31, 2008 as compared to December 31, 2007. Like most community banks, the Bank derives most of its income from interest on loans and investments. The primary sources of funding are deposits, customer repurchase agreements, and advances from the Federal Home Loan Bank (FHLB), on which interest is paid. Consequently, one of the key measures of success is the amount of net interest income, or the difference between the income on interest-earning assets, such as loans and investments, and the expense on interest-bearing liabilities, such as deposits and advances from FHLB. Another key measure is the spread between the yield earned on interest-earning assets and the yield on interest-bearing liabilities.

Tables are included to explain the Company's performance. The "Average Balances, Income and Expenses, and Rates" table shows the average balance during 2008, 2007, and 2006 of each category of assets and liabilities, as well as the yield earned or the rate paid with respect to each category. The Company's loans typically provide higher interest yields than do other types of interest earning assets, which is why loans are a substantial percentage of its earning assets. Similarly, the "Analysis of Changes in Net Interest Income" table demonstrates the impact of changing interest rates and changing volume of assets and liabilities during the years shown. The sensitivity of the various categories of assets and liabilities to changes in interest rates are included in an "Interest Sensitivity Analysis Table". Other tables provide details about investment securities, loans, deposits, and other borrowings.

There are risks inherent in all loans so an allowance for loan losses is established to absorb probable losses on existing loans that may become uncollectible. The Company established and maintains this allowance by charging a provision for loan losses against operating earnings. In the "Loans and Allowance for Loan Losses" section there is a detailed discussion of the process, as well as several tables describing the allowance for loan losses and the allocation of the allowance among various loan categories.

In addition to earning interest on loans and investments, income is earned through fees and other expenses charged to customers. The various components of noninterest income, as well as noninterest expense, are detailed in the "Noninterest Income and Expense" section.

The Company has identified significant factors that may affect its financial position and operating results during the periods included in the accompanying financial statements. Management encourages everyone to read this discussion and analysis in conjunction with the financial statements, the related notes, and the other statistical information included in this report.

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of its financial statements. Significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical. The judgments and assumptions used are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions, actual results could differ from these judgments and estimates. These differences could have a material impact on the carrying values of assets and liabilities and the Company's results of operations.

The allowance for loan losses is a critical accounting policy that requires the most significant judgment and estimates used in preparation of the consolidated financial statements. Some of the more critical judgments supporting the amount of allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events and conditions, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred may be different from management's estimates provided in the consolidated financial statements. Refer to the portion of this discussion that addresses the allowance for loan losses for a more complete discussion of the Company's processes and methodology for determining its allowance for loan losses.

Analysis of the Fiscal Years Ended December 31, 2008 and 2007 and 2006

Earnings Review

Overview. For the year ended December 31, 2008, the Company's net loss was $3.7 million, or ($0.77) per diluted common share, as compared to net income of $5.9 million, or $1.18 per diluted common share, for the year ended December 31, 2007, and $6.2 million, or $1.27 per diluted common share, for the year ended December 31, 2006. All per share data for all periods has been adjusted to reflect the 3-for-2 stock split in 2006. The net interest income decline, the increase in provision for loan losses, and the increase in noninterest expense contributed to the decline in the current year's earnings. Return on average assets for 2008 was (0.56%) compared to 1.04% in 2007 and 1.33% in 2006. Return on average shareholders' equity for 2008 was (6.94%) versus 12.01% in 2007 and 14.53% in 2006. The average equity to assets ratio was 8.13% in 2008, 8.67% in 2007, 9.18% in 2006 and 9.48% in 2005.

The Company had total assets of $668.8 million at December 31, 2008, an increase of 10.37% from $606.0 million at December 31, 2007. Total deposits increased to $533.4 million at December 31, 2008, up 14.9% from $464.2 million at December 31, 2007.

Since mid 2007, real estate values have been falling nationwide, and the default rates on mortgage loans have risen. There has been a resulting disruption in secondary markets for mortgages, especially in non-conforming loan products. The Federal Reserve Bank has reduced short-term rates to stimulate the economy. The Company has been affected by these events in such areas as mortgage banking, land acquisition, development and construction lending, and consumer lending. The Company has seen a rise in loan delinquencies and non-performing loans during 2008, and it continues to monitor its portfolio of real estate loans closely. In the current economic, credit, and market environment, there can be no assurance that the Company's portfolio will continue to perform at current levels.

Net Interest Income

General. The Company's primary source of revenue is net interest income, which represents the difference between the income on interest-earning assets and expense on interest-bearing liabilities. The Company's net interest income decreased $3.4 million, or (15.1%), to $19.2 million in 2008 from $22.6 million in 2007. Net interest income increased $2.1 million, or 10.6%, to $22.6 million in 2007 from $20.5 million in 2006. The level of net interest income is determined by the level of earning assets and the management of the net interest margin. The continued growth of our loan portfolio is the primary driver of the increase in net interest income. Average total loans increased from $458.7 million in 2007 to $550.0 million in 2008. In addition, average securities decreased to $73.3 million in 2008 compared to $73.4 million in 2007.

Net interest spread, the difference between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities, was 2.66% for the year ended December 31, 2008, compared to 3.63% for the year ended December 31, 2007, and 4.06% for the year ended December 31, 2006. The net interest margin, which is net interest income divided by average interest-earning assets, was 3.06% for the year ended December 31, 2008, 4.20% for the year ended December 31, 2007, and 4.62% for the year ended December 31, 2006.

Average Balances, Income and Expenses and Rates. The following tables set forth, for the periods indicated, information related to our average balance sheet and average yields on assets and average rates paid on liabilities. The yield or rates were derived by dividing income or expense by the average balance of the corresponding assets or liabilities. The average balances are calculated from the daily balances from the periods indicated.

Average Balances, Income and Expenses, and Rates

	For the Years Ended December 31,								
	2008			2007			2006		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Federal funds sold, short term investments and trust preferred securities	$ 5,091,769	$ 117,346	2.30%	$ 6,290,203	$ 319,985	5.09%	$ 10,246,774	$ 485,515	4.74%
Investment securities	73,314,410	3,603,968	4.92%	73,409,038	3,722,477	5.07%	60,213,573	2,909,457	4.83%
Loans(1)	549,953,836	37,640,681	6.84%	458,703,105	41,064,557	8.95%	372,791,961	33,091,838	8.88%
Total earning assets	$628,360,015	$41,361,995	6.58%	$538,402,346	$45,107,019	8.38%	$443,252,308	$36,486,810	8.23%
Cash & due from banks	6,038,639			6,320,502			5,947,556		
Other assets	22,228,441			19,474,074			15,399,446		
Total assets	$656,627,095			$564,196,922			$464,599,310		
Interest-bearing deposits									
IBCA	16,468,363	80,672	0.49%	19,486,521	117,264	0.60%	21,514,975	233,353	1.08%
MMA	108,381,578	3,087,904	2.85%	106,912,339	4,320,864	4.04%	85,981,147	2,980,274	3.47%
Savings	3,141,369	32,573	1.04%	2,829,492	38,711	1.37%	3,265,767	45,840	1.40%
CDs < $100,000	121,603,964	5,969,879	4.91%	115,414,208	6,045,644	5.24%	93,095,247	4,367,921	4.69%
CDs > $100,000	139,990,796	5,240,628	3.74%	111,858,527	5,886,342	5.26%	92,326,041	4,324,574	4.68%
IRA	10,491,037	465,959	4.44%	9,256,635	456,461	4.93%	7,614,029	330,483	4.34%
CDARS	8,982,754	315,482	3.51%	—	—	—	—	—	—
Brokered CDs	73,172,254	3,457,722	4.73%	38,316,447	1,936,770	5.05%	29,833,796	1,428,767	4.79%
Total interest-bearing deposits	$482,232,115	$18,650,819	3.87%	$404,074,169	$18,802,056	4.65%	$333,631,002	$13,711,212	4.11%
Other borrowings	82,390,940	3,509,086	4.26%	69,671,556	3,679,917	5.28%	50,490,882	2,318,026	4.59%
Total interest-bearing liabilities	$564,623,055	$22,159,905	3.92%	$473,745,725	$22,481,973	4.75%	$384,121,884	$16,029,238	4.17%
Demand deposits	33,431,721			36,102,497			33,421,935		
Other liabilities	5,171,544			5,416,265			4,402,565		
Total liabilities	$603,226,320			$515,264,487			$421,946,384		
Equity capital	53,400,775			48,932,435			42,652,928		
Total liabilities and equity	$656,627,095			$564,196,922			$464,599,312		
Net interest spread			2.66%			3.63%			4.06%
Net interest income/margin		$19,202,090	3.06%		$22,625,046	4.20%		$20,457,572	4.62%

(1) In 2008, the effect of loans in nonaccrual status is significant to the computations. See Note 4 — Loans for additional information. All loans and deposits are domestic. Includes mortgage loans held for sale.

Analysis of Changes in Net Interest Income. The following tables set forth the impact of the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented. The change in net interest income from 2007 to 2008 is primarily due to the increases in volume of both loans and deposits and changes in average interest rates.

Analysis of Changes in Net Interest Income

	For the Years Ended December 30,					
	2008 Versus 2007			2007 Versus 2006		
	Volume	Rate	Net Change	Volume	Rate	Net Change
Federal funds sold and short term investments and trust preferred securities	$ (27,619)	$ (175,020)	$ (202,639)	$ (201,272)	$ 28,509	$ (172,763)
Investment securities	(4,652)	(113,857)	(118,509)	669,125	155,633	824,758
Loans	6,245,505	(9,669,381)	(3,423,876)	7,691,038	277,176	7,968,214
Total earning assets	6,213,234	(9,958,258)	(3,745,024)	8,158,891	461,318	8,620,209
Interest-bearing deposits	3,022,838	(3,174,075)	(151,237)	3,277,805	1,813,039	5,090,844
Other borrowings	502,977	(712,557)	(151,237)	1,013,086	348,805	(151,237)
Total interest-bearing liabilities	3,525,815	(3,886,632)	(302,474)	4,290,891	2,161,844	4,939,607
Net interest income	$2,687,419	$(6,071,626)	$(3,442,550)	$3,868,000	$(1,700,526)	$3,680,602

(1) Volume-rate changes have been allocated to each category proportionately based on the percentage of the total change.

Interest Rate Sensitivity. A significant portion of the Company's assets and liabilities are monetary in nature, and consequently are very sensitive to changes in interest rates. This interest rate risk is the Company's primary market risk exposure, and it can have a significant effect on the net interest income and cash flows. The exposure to market risk is monitored on a regular basis and is managed by the pricing and maturity of assets and liabilities to diminish the potential adverse impact that changes in interest rates could have on the net interest income.

Net interest income is also affected by other significant factors, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities. The Company performs asset/liability modeling to assess the impact of varying interest rates and the impact that balance sheet mix assumptions will have on net interest income. Interest rate sensitivity is managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities that reprice in the same time interval helps to hedge risks and minimize the impact on net interest income in rising or falling interest rates. The Company evaluates interest sensitivity risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to decrease interest rate sensitivity risk.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2008 that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated in the following tables, the Company determines the amount of assets or liabilities that mature or reprice during a particular period in accordance with the contractual terms of the asset or liability. The Company includes adjustable rate loans in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and includes fixed rate loans in the periods in which the Company anticipates they will be repaid based on scheduled maturities. Savings accounts and interest-bearing demand accounts (interest bearing checking and money market deposit accounts), which are generally subject to immediate withdrawal, are in the "Within three months" category, although historical experience has proven these deposits to be more stable over the course of a year.

Interest Sensitivity Analysis

	December 31, 2008				
	Within Three Months	After Three but within Twelve Months	After One but within Five Years	After Five Years	Total
Assets					
Earning assets:					
Federal funds sold and short term investments	$ 6,374,845	$ —	$ —	$ 310,000	$ 6,684,845
Investments, including FHLB,FRB, & Trust	—	—	10,851,788	64,302,123	75,153,911
Gross loans(1)	337,344,234	66,796,968	144,533,937	9,694,524	558,369,663
Total earning assets	$343,719,079	$ 66,796,968	$155,385,725	$74,306,647	$640,208,419
Liabilities					
Interest-bearing liabilities					
Money market and interest checking	106,625,525	—	—	—	106,625,525
Regular savings deposits	3,491,913	—	—	—	3,491,913
Time deposits	90,325,697	183,745,900	27,684,554	107,239	301,863,390
Brokered CDs and CDARS	9,614,010	65,896,239	21,239,000	—	96,749,249
FHLB advances	—	—	32,500,000	22,500,000	55,000,000
Other borrowings	9,670,067	260,947	1,611,818	4,622,190	16,165,022
Junior subordinated debentures	—	—	—	10,310,000	10,310,000
Total interest-bearing liabilities	$219,727,212	$ 249,903,086	$ 83,035,372	$37,539,429	$590,205,099
Period gap	$123,991,867	$(183,106,118)	$ 72,350,353	$36,767,218	$ 50,003,320
Cumulative gap	$123,991,867	$ (59,114,251)	$ 13,236,102	$50,003,320	$100,006,640
Ratio of cumulative gap to total earning assets	36.07%	(88.50)%	8.52%	67.29%	15.62%

(1) Unearned fees and unamortized loan origination costs totaling $294,921 are excluded from the above analysis. Mortgage loans held for sale are included. Of the $337 million of loans that reprice within three months, $215 million (63%) have already reached their floor interest rates as of December 31, 2008.

Allowance for Loan Losses

The allowance for loan losses was established through a provision for loan losses charged to expense on the statement of income. The allowance for loan losses represents an amount which management believes will be adequate to absorb probable losses on existing loans that may become uncollectible. Management's judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove to be accurate. The evaluation of the allowance is segregated into general allocations and specific allocations. For general allocations, the portfolio is segregated into risk-similar segments for which historical loss ratios are calculated and adjusted for identified trends or changes in current portfolio characteristics. Historical loss ratios are calculated by product type for consumer loans (installment and revolving), mortgage loans, and commercial loans and may be adjusted for other risk factors. To allow for modeling error, a range of probable loss ratios is then derived for each segment. The resulting percentages are then applied to the dollar amounts of the loans in each segment to arrive at each segment's range of probable loss levels. Certain nonperforming loans are individually assessed for impairment under SFAS No. 114 and assigned specific allocations. Other identified high-risk loans or credit relationships based on internal risk ratings are also individually assessed and assigned specific allocations.

The general allocation also includes a component for probable losses inherent in the portfolio, based on management's analysis that is not fully captured elsewhere in the allowance. This component serves to address the inherent estimation and imprecision risk in the methodology as well as address management's evaluation of various factors or conditions not otherwise directly measured in the evaluation of the general and specific allocations. Such factors include the current general economic and business conditions; geographic, collateral, or other concentrations of credit; system, procedural, policy, or underwriting changes; experience of the lending staff; entry into new markets or new product offerings; and results from internal and external portfolio examinations.

The amount of the allowance is based on the existing circumstances each time it is evaluated. The Company charges recognized losses and adds subsequent recoveries back to the allowance for loan losses. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not prove to be accurate. Because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional allocations will not be required.

The allocation of the allowance to the respective loan segments is an approximation and not necessarily indicative of future losses or future allocations. The entire allowance is available to absorb losses occurring in the overall loan portfolio. In addition, the allowance is subject to examination and adequacy testing by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. Such regulatory agencies could require the Company to adjust the allowance based on information available to them at the time of their examination.

At December 31, 2008, the allowance for loan losses was $8.6 million, or 1.55% of outstanding total loans, compared to an allowance for loan losses of $6.9 million, or 1.36% of outstanding total loans, at December 31, 2007. This increase is due to the downturn of the economy and the local real estate market.

Provision for Loan Losses

An allowance for loan losses is established through a provision for loan losses on the statement of income. Management reviews the loan portfolio periodically to evaluate outstanding loans, measure the performance of the portfolio, and the adequacy of the allowance for loan losses. The provision for loan losses was $10.5 million for 2008, $2.0 million for 2007, and $2.2 million for 2006. The provision was the result of management's assessment of the adequacy of the reserve for possible loan losses given the size, mix, concentration and quality of the current loan portfolio. Please see the discussion under "Allowance for Loan Losses" for a description of the factors considered in determining the amount of the provision expensed each period.

Nonperforming Assets

The Company discontinues accrual of interest on a loan when collection of interest from the borrower is doubtful. Management takes into account factors such as the borrower's financial condition, economic and business conditions, and the results of its previous collection efforts. The recent downturn in the real estate market has resulted in increased loan delinquencies, defaults, and foreclosures, and we believe that these trends are likely to continue. In some cases, this downturn has resulted in a significant impairment to the value of the collateral used to secure these loans and the ability to sell the collateral upon foreclosure. These conditions have adversely affected our loan portfolio. Generally, a delinquent loan is placed in nonaccrual status when the loan becomes 90 days or more past due. When a loan is placed on nonaccrual status, all interest which has been accrued but not paid is reversed and it is deducted from earnings. No additional interest is accrued on the loan balance until management concludes the collection of both principal and interest is reasonably certain.

Nonperforming Assets

	For the Years Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Nonaccrual loans					
Commercial	$ 819	$ 110	$ —	$ 85	$ —
Real estate — construction	8,805	1,460	938	193	—
Real estate — mortgage	8,534	1,321	661	795	70
Consumer	27	12	26	38	7
Total	$18,185	$2,903	$1,625	$1,111	$ 77
Accruing loans which are contractually past due 90 days or more					
Commercial	131	—	—	—	—
Real estate — construction	68	—	—	—	—
Real estate — mortgage	1,545	—	—	—	—
Consumer	39	—	—	—	1
Total	1,783	—	—	—	1
Total nonperforming loans	$19,968	$2,903	$1,625	$1,111	$ 78
Other real estate owned & repossessed assets	3,112	15	15	63	—
Total nonperforming assets	$23,080	$2,918	$1,640	$1,174	$ 78
Total nonperforming loans to total loans	3.58%	0.57%	0.40%	0.36%	0.04%
Total nonperforming loans to total assets	2.99%	0.48%	0.31%	0.28%	0.03%
Total nonperforming assets to total assets	3.45%	0.48%	0.32%	0.30%	0.03%

At December 31, 2008, there were $1.8 million of loans which were contractually past due 90 days or more and still accruing interest. Of this amount, $62 thousand was subsequently repaid and the remaining loans were placed on nonaccrual status.

There were 60 nonaccrual loans totaling $18.2 million at December 31, 2008. Two of the nonaccrual loans totaled $5.7 million. The larger of the two nonaccrual loans, at $4.7 million, is a commercial real estate loan secured by two first real estate mortgages, one second real estate mortgage, and personal guarantees of the borrower. The second large nonaccrual loan was a $1 million residential real estate loan secured by a first real estate mortgage. Interest income that would have been received for the years ended December 31, 2008 and 2007 had nonaccrual loans been current in accordance with their original terms amounted to $1,222,542 and $259,958 respectively. Real estate acquired through foreclosure totaled $3,111,741 at December 31, 2008;

$15,000 at December 31, 2007; $15,000 at December 31, 2006; and $62,967 at December 31, 2005. The Company did not have any real estate acquired through foreclosure during the period ended December 31, 2004.

Loans that are current as to principal and interest are not included in our nonperforming assets categories. However, management will classify a current loan as a potential problem loan if there is a weakness that if not corrected could cause the borrower not to perform pursuant to terms of the contract. Management considers the level of potential problem loans in determining the adequacy of the allowance for loan losses. At December 31, 2008, classified loans totaled $33.9 million. Classified loans consist primarily of 119 loans with the largest amount to any one borrower being $4.7 million with the smallest amount being $1,573. At December 31, 2007, classified loans totaled $5.2 million. Classified loans consist primarily of 37 loans with the largest amount to any one borrower being $1.2 million with the smallest being below $1,000. At December 31, 2006, classified loans totaled $3.0 million. Classified loans consist primarily of thirty-four loans with the largest amount to any one borrower being $655,310. In 2008 special mention loan totaled $15.6 million. These loans consist of 28 loans with the largest amount to any one borrower being $3.9 million. In at December 31, 2007, special mention loans totaled $5.1 million. This consisted of 17 loans with the largest amount to any one borrower being $2.4 million. At December 31, 2006, special mention loans totaled $11,410 and consisted of one loan to one borrower in the amount of $11,410.

The following table sets forth certain information with respect to the allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2008 to December 31, 2004.

Allowance for Loan Losses

	For the Years Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Average total loans outstanding	$549,954	$458,703	$372,792	$251,306	$159,321
Total loans outstanding at period end	$558,367	$509,908	$411,215	$311,789	$191,482
Total nonperforming loans	$ 19,968	$ 2,903	$ 1,625	$ 1,111	$ 77
Above includes mortgage loans held for sale					
Beginning balance of allowance	$ 6,936	$ 5,888	$ 4,364	$ 2,422	$ 1,760
Loans charged-off:					
Real Estate	7,570	294	307	16	126
Commercial	1,189	577	384	200	530
Consumer	99	114	101	64	27
Total loans charged-off	8,858	985	792	280	683
Recoveries:					
Real Estate	7	9	128	—	—
Commercial	60	7	5	28	—
Consumer	7	21	9	10	—
Total recoveries	74	37	142	38	5
Net loans charged-off	8,784	948	650	242	678
Transfer to mortgage recourse reserve		50			
Provision for loan losses	10,491	2,046	2,174	2,184	1,340
Balance at period end	$ 8,643	$ 6,936	$ 5,888	$ 4,364	$ 2,422
Net charge-offs to average loans	1.60%	0.21%	0.17%	0.10%	0.43%
Allowance as a percent of total loans	1.55%	1.36%	1.43%	1.40%	1.26%
Nonperforming loans as a percentage of ALL	231.04%	41.86%	27.60%	25.46%	3.18%

The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to total loans for the periods indicated. The allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and does not restrict the use of the allowance to absorb losses in any category.

Allocation of the Allowance for Loan Losses

	For the Years Ended December 31,									
	2008		2007		2006		2005		2004	
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
	(Dollars in thousands)									
Commercial	$1,089	10.57%	$1,228	11.80%	$ 947	10.70%	$ 596	13.50%	$ 437	17.30%
Real estate construction	987	6.04%	1,175	12.50%	761	10.70%	194	8.30%	200	8.50%
Real estate mortgage	6,413	81.66%	4,335	74.00%	3,832	76.70%	2,023	75.80%	1,041	70.50%
Consumer	140	1.73%	167	1.70%	146	1.90%	102	2.40%	128	3.70%
Unallocated	14	—	31	—	202	—	1449	—	616	—
Total allowance for loan losses	$8,643	100.00%	$6,936	100.00%	$5,888	100.00%	$4,364	100.00%	$2,422	100.00%

Noninterest Income and Expense

Noninterest Income. Noninterest income was $5.2 million for the year ended December 31, 2008, down 31.3% from $7.6 million for the year ended December 31, 2007. The decrease in 2008 relates to the slowing of mortgage production related income, as mortgage interest rates increased and there was a tightening of the credit guidelines for consumers, and the losses on the sale of other real estate owned. Noninterest income increased 92.5% from $3.9 million in 2006 to $7.6 million in 2007. The increase in noninterest income is related primarily to the income from our mortgage lending division that we added in June 2006. With the formation of the Company's mortgage lending division during the second quarter of 2006, revenues from mortgage operations increased dramatically. This accounts for the sequential, year over year increases in mortgage production income for each of 2007 and 2006.

Other income decreased 1.65% to $1,185,603 in 2008 from $1,205,504 in 2007, and increased 130.2% from $549,366 in 2006. The decrease in 2008 was primarily attributed to losses associated with other real estate owned (OREO) and the derivative mortgage adjustment. Gain on sale of fixed assets was $220, $6,324, and $583,011, for 2008, 2007, and 2006, respectively. The increase in 2006 is due to a one-time gain of $581,711 on the sale of the bank's former main office in June 2006. Merchant income increased from $164,229 in 2006, to $665,811 in 2007, and to $892,113 in 2008. The increase in 2006 and 2007 related to the launch of merchant credit card processing and the issuance of credit cards in the bank's name. Prior to this issuance, the bank offered credit cards through a third party.

Noninterest Expense. Noninterest expense totaled $19.7 million for the year ended December 31, 2008, up from $18.9 million for the year ended December 31, 2007 and $12.5 million for the year ended 2006. As a percentage of total assets, our total noninterest expenses were 2.41% in 2006, 3.13% in 2007, and 2.94% in 2008. The increase in total noninterest expenses relates to 1) the formation of the company's mortgage division during the second quarter of 2006, 2) the launching of merchant credit card processing, and 3) the continued growth of assets as the result of expansion of the company's branch network. Noninterest expenses in 2007 reflect a full year of operation of the mortgage division, while 2006 results reflect less than a full year of operation. As a result of organic growth through branch expansion, total assets grew by 10.35% during 2008, 16.49% during 2007, and 30.9% during 2006.

Salaries and wages and employee benefits, the largest component of noninterest expense, decreased by $327,705 to $9,078,660 during 2008, from $9,406,365 during 2007. The principal reason for this decrease is a reduction in incentive pay for the bank and commission salaries for the mortgage department based on reduced mortgage loan volume sold to investors.

The Company had 158, 152, and 119 full-time equivalent employees at the end of 2008, 2007, and 2006, respectively. The increase during the three year period relates to the start-up of the mortgage lending division during the second quarter of 2006, and, to a lesser extent, the growth in branch and administrative staffing due to the volume increase in core banking functions.

Advertising and public relations expenses were $521,099, $615,552, and $387,056 for 2008, 2007, and 2006, respectively. The decline in advertising and public relations expenses in 2008 was part of the Bank's cost reduction effort.

Professional fees were $742,836, $725,122, and $311,627 for 2008, 2007, and 2006, respectively. Professional fees continue to increase due to the growth in size and complexity of the Company, the regulatory fees associated with such growth, and the escalating cost of accounting, auditing, and legal services related to being a public company, including expenses directly related to Sarbanes-Oxley (SOX) compliance. In 2008, audit fees related to SOX decreased, however these fees were replaced by audit fees associated with the agreement with the Office of the Comptroller of the Currency (OCC).

Occupancy costs for the year ended December 31, 2008, were $1.7 million, compared to $1.7 million in 2007 and $1.1 million in 2006. During 2008 steps were taken to reduce to costs associated with occupancy expenses.

Data processing fees increased in 2008 to $1,045,600 from $748,446 in 2007 and $547,747 in 2006. Data processing costs are primarily related to the volume of loan and deposit accounts and transaction activity. In April 2008, the Company converted to a new core operating system. The one time conversion cost of $225,760 was expensed in the second quarter of 2008.

The increase in mortgage production related expenses during the three year period relates primarily to credit and collection expense and other operating expenses in the mortgage operation which was established during the second quarter of 2006. The increase in merchant processing expenses relate to the launch of merchant credit card processing commencing in 2006.

Total other operating expenses increased 40.81% to $3.8 million in 2008 from $2.7 million in 2007. Total other operating expenses increased 41.44% to $2.7 million in 2007 from $1.9 million in 2006. The increase during the three year period relates to the continued growth of assets as the result of expansion of the company's balance sheet. The following table presents a comparison of other operating expenses by expense category:

	Other Operating Expenses For the Years Ended December 31,		
	2008	**2007**	**2006**
Telephone	$ 167,264	$ 144,924	$ 84,081
Postage and freight	139,471	99,733	73,884
Armored car	59,440	91,508	86,482
Credit and collection-bank	499,769	146,073	187,741
Dues and subscriptions	162,814	136,788	117,976
Employee travel, conferences, meals, and lodging	133,474	259,456	189,603
Business development and donations	379,362	362,261	106,137
FDIC insurance	354,669	166,240	41,037
Other insurance	60,632	50,932	44,898
Debit/ATM	123,163	96,721	77,871
Credit card processing fees	67,233	49,794	63,043
Software maintenance	285,824	127,579	61,610
Director BOLI	132,101	118,972	137,289
Mortgage recourse expense	230,000	205,000	50,000
Mortgage foreclosure expense	123,008	47,167	6,031
Director and advisory fees	293,749	106,850	3,500
Furniture and equipment	291,601	297,781	427,015
Other operating expenses	297,997	192,055	150,587
Total	**$3,801,571**	**$2,699,834**	**$1,908,785**

Income Taxes. Total income tax benefit included in the Consolidated Statements of Income was $2.0 million in 2008, income tax expense was $3.3 million in 2007, and $3.5 million in 2006. The Company's effective tax rates were 35% for 2008, 36% for 2007, and 36% for 2006.

Financial Condition

General. Total assets were $668.7 million at December 31, 2008, an increase of 10.35% from $606.0 million at December 31, 2007. Total assets consisted primarily of $550.5 million in net loans, including loans held for sale (HFS), and $70.6 million in investments. Liabilities at December 31, 2008, totaled $619.0 million, consisting primarily of $533.4 million in deposits and $55.0 million in Federal Home Loan Bank (FHLB) advances. Total deposits increased to $533.4 million at December 31, 2008, up 14.9% from $464.2 million at December 31, 2007. Shareholders' equity decreased $2.9 million to $49.7 million at December 31, 2008, as compared to $52.6 million at December 31, 2007.

Investment Securities. Investment securities averaged $68.5 million and $69.3 million for the years ended December 31, 2008 and 2007, respectively, representing 10.9% of average earning assets in 2008 and 12.9% in 2007. At December 31, 2008, the total portfolio had a book value of $69.5 million, and a market value of $70.6 million, for an unrealized net gain of $1.1 million. This compares to a market value of $65.7 million at December 31, 2007, and $68.5 million at December 31, 2006.

Investment Securities

	For the Years Ended December 31,		
	2008	2007	2006
Government sponsored enterprises	$12,635,436	$28,077,051	$65,594,517
Mortgage backed securities	56,162,780	36,043,362	1,064,014
Other	1,796,595	1,557,580	816,000
Total investment securities	70,594,811	65,677,993	67,474,531
Other	4,559,100	4,379,300	3,459,600
Total investments	$75,153,911	$70,057,293	$70,934,131

At December 31, 2008, Federal Funds sold and short term investments totaled $6.6 million compared with $566 thousand at December 31, 2007. The funds are generally invested in maturities of six months or less in federal funds or other financial institutions.

Contractual maturities and yields on the investment securities (all available for sale) at December 31, 2008 are set forth on the following tables based on market values. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Investment securities are generally invested in government sponsored enterprises and mortgage backed securities with an average life of six years or less.

Investment Securities Maturity Distribution and Yields

	December 31, 2008							
	Less than One Year		After One Year through Five Years		After Five Years through Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Government sponsored enterprises	$—	—	$ 7,083,936	3.81%	$ 5,551,500	5.24%	$ —	—
Mortgage backed securities	—	—	3,767,851	3.70%	18,829,808	4.54%	33,565,121	4.85%
Other	—	—	—	—	—	—	1,796,595	4.67%
Total	$—	—	$10,851,787	3.87%	$24,381,308	4.70%	$35,361,716	4.77%

Loans. Loans are the largest component of earning assets and typically provide higher yields than other types of earning assets. During 2008, loans represented 87.5% of average earning assets, representing an increase from the 85.2% that they represented during 2007. At December 31, 2008, net loans, which are gross loans less the allowance for loan losses and deferred loan fees plus mortgage loans HFS, totaled $549.7 million, an increase of $46.8 million, or 9.30%, from December 31, 2007. Average gross loans, including HFS loans, increased 19.9% from $458.7 million with a yield of 8.95% in 2007 to $550.0 million with a yield of 6.84% in 2008. Average gross loans increased from $372.8 million with a yield of 8.88% in 2006. The decrease in yield on loans was due to the decreasing interest rate environment in 2007 and 2008. Variable rate loans make up approximately 53% of our loan portfolio compared to 47% in fixed rates. The interest rates charged on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates.

Mortgage loans constitute the principal component of our loan portfolio. Mortgage loans represented 81.4%, 73.6%, and 76.0% of the portfolio at year end 2008, 2007, and 2006, respectively. In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. The collateral is taken to enhance the likelihood of the ultimate repayment of the loan and tends to increase the size of our real estate loan portfolio component. Generally, the Company limits the loan-to-value ratio to 80%. The Company attempts to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentrations of collateral.

The following table shows the composition of the loan portfolio, including loans HFS, by category at December 31, for the years indicated.

Composition of Loan Portfolio

	For the Years Ended December 31,									
	2008		2007		2006		2005		2004	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)									
Commercial	$ 59,040	10.7%	$ 60,376	12.0%	$ 43,975	11.0%	$ 42,183	13.5%	$ 33,031	17.2%
Real estate — construction	33,742	6.1%	63,988	12.7%	44,033	11.0%	25,846	8.3%	16,255	8.5%
Real estate — mortgage	448,970	81.4%	370,989	73.6%	303,211	76.0%	236,539	75.8%	134,978	70.4%
Consumer	9,700	1.8%	8,505	1.7%	7,784	2.0%	7,488	2.4%	7,554	3.9%
Portfolio loans, gross	$551,452	100.0%	$503,858	100.0%	$399,003	100.0%	$312,056	100.0%	$191,818	100.0%
Unearned loan fees and costs, net	(295)		(425)		(266)		(268)		(336)	
Allowance for possible loan losses	(8,643)		(6,936)		(5,888)		(4,364)		(2,422)	
Portfolio loans, net	542,514		496,497		392,849		307,424		189,060	
Mortgage loans held for sale	7,210		6,476		12,478		—		—	
Loans, net	$549,724		$502,973		$405,327		$307,424		$189,060	

The following tables set forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of the loan portfolio as of December 31, 2008. The information in this table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected above because borrowers may have the right to prepay obligations with or without prepayment penalties.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates
(Includes mortgage loans held for sale)

	December 31, 2008			
	One Year or Less	After One but within Five Years	After Five Years	Total
Commercial	$ 28,411,079	$ 22,683,602	$ 7,945,388	$ 59,040,069
Real estate mortgage	214,735,551	189,982,411	50,974,875	455,692,837
Real estate construction	26,714,530	6,900,216	126,720	33,741,466
Consumer	5,197,752	4,339,111	146,875	9,683,738
Total from maturity schedules	$275,058,912	$223,905,340	$59,193,858	$558,158,110
Loans in process	208,799	—	—	208,799
Total	$275,267,711	$223,905,340	$59,193,858	$558,366,909

Loans maturing after one year with fixed interest rates totaled $154,228,462, and variable interest rates totaled $128,870,735 as of December 31, 2008.

Funding Sources

Deposits and Other Interest-Bearing Liabilities. Average total deposits were $515.7 million in 2008, up 17.1% from $440.2 million in 2007. Average interest-bearing deposits were $482.2 million in 2008, up 19.3% from $404.1 million in 2007. These increases were primarily a result of the continued expansion of the Company. Deposit growth was attributable to internal growth and the generation of new deposit accounts due primarily to special promotions and increased advertising. Interest bearing checking accounts increased primarily due to a change mandated in 2005 by the South Carolina Bar Association requiring that all lawyer trust accounts be interest bearing. This created a shift from demand deposit accounts to interest bearing checking accounts.

Core deposits, by bank regulatory definition excludes certificates of deposit (CD) of $100,000 or more, CDARS, and brokered deposits, provide a relatively stable funding source for the Company. By this definition, core deposits were $285.3 million at December 31, 2008, a slight decrease of 3.7% compared to $275.2 million at December 31, 2007. Of the $151.3 million in CDs in excess of $100,000, $72.2 million (48%) are for individual CDs between $100,000 and $150,000 with an average CD balance of $107,150. The Company includes the $72.2 million in core deposits for internal reporting purposes. The CDARS product allows the bank to develop local relationships with customers that have large deposit balances but are concerned about maintaining safety of the deposit balances. This product has historically been a stable base of deposits for banks involved in this product. The bank regulators are currently reviewing their definition of core deposits for the CDARS product.

A stable base of deposits continues to be the Company's primary source of funding to meet both short-term and long-term liquidity needs. Core deposits as a percentage of total deposits were approximately 53.5% at December 31, 2008 and approximately 59.2% at December 31, 2007. The loan-to-deposit ratio was 103.1% at December 31, 2008 versus 108.4% at December 31, 2007. The average loan-to-deposit ratio was 106.7% during 2008 and 104.2% during 2007.

The following table sets forth deposits by category as of December 31, of each respective year:

Deposits by Category

	For the Years Ended December 31,									
	2008		2007		2006		2005		2004	
	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits
Noninterest bearing demand	$ 24,628,632	4.62%	$ 33,138,936	7.14%	$ 37,194,469	8.93%	$ 31,152,603	10.02%	$ 32,540,139	16.02%
Interest bearing demand	15,916,904	2.98%	20,377,754	4.39%	21,336,836	5.12%	22,235,452	7.15%	7,770,363	3.82%
Money market accounts	90,708,621	17.01%	103,821,154	22.37%	103,056,865	24.75%	70,090,021	22.54%	65,912,428	32.44%
Savings accounts	3,491,913	0.65%	2,988,881	0.64%	3,303,763	0.79%	3,639,178	1.17%	3,003,904	1.48%
Time deposits < $100,000	150,533,893	28.22%	114,903,254	24.75%	119,547,756	28.71%	76,642,285	24.65%	42,794,575	21.06%
Time deposits > $100,000	151,329,497	28.37%	142,833,366	30.77%	97,273,441	23.36%	83,386,672	26.82%	47,190,549	23.23%
CDARS	21,964,249	4.12%	—	—	—	—	—	—	—	—
Brokered deposits	74,785,000	14.02%	46,135,000	9.94%	34,644,000	8.32%	23,748,000	7.64%	3,957,000	1.95%
Total deposits	$533,358,709	100.00%	$464,198,345	100.00%	$416,357,130	100.00%	$310,894,211	100.00%	$203,168,958	100.00%

The following table sets forth deposits by category with the average balance and the average rate paid for each category. All deposits are domestic.

Average Balances and Rates

	For the Years Ended December 31,									
	2008		2007		2006		2005		2004	
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)									
Noninterest bearing demand	$ 33,432	—	$ 36,102	—	$ 33,422	—	$ 31,114	—	$ 27,060	—
Interest bearing demand	16,468	0.49%	19,487	0.60%	21,515	1.08%	17,236	0.55%	6,182	0.35%
Money market accounts	108,382	2.85%	106,912	4.04%	85,981	3.47%	75,684	2.43%	38,956	1.76%
Savings accounts	3,141	1.04%	2,829	1.37%	3,266	1.40%	3,587	1.09%	3,169	0.80%
Time deposits	272,086	4.29%	236,530	5.24%	193,035	4.67%	110,964	3.25%	87,439	2.23%
Brokered CDs	73,172	4.73%	38,317	5.05%	29,834	4.79%	9,378	3.56%	3,957	2.93%
CDARS	8,983	3.51%	—	—	—	—	—	—	—	—
Total	$515,664		$440,177		$367,053		$247,963		$166,763	

As of December 31, 2008, time deposits greater than $100,000 that matured within three months were $51.3 million, those over 3 months through 12 months were $96.7 million and time deposits greater than $100,000 that had a maturity greater than 12 months were $3.4 million.

Due to the seasonal nature of our market areas, deposit growth is strong during the summer months and loan demand usually reaches its peak during the winter months. Thus, the Company historically has a more favorable liquidity position during the summer months. To meet loan demand and liquidity needs during the winter months, the Company typically offers rate specials on deposits. Deposit growth during the summer months is invested in temporary investments and short-term securities. Additionally, the Company has access to other funding sources including federal funds purchased from correspondent banks, a line of credit with the Federal Home Loan Bank (FHLB), and a seasonal line of credit with the Federal Reserve Discount Window.

Borrowings. Total borrowings outstanding at December 31, 2008 were $81.5 million, at December 31, 2007 were $83.6 million, and at December 31, 2006 were $55.0 million. Short-term borrowings were $9.6 million at December 31, 2008, $11.3 million at December 31, 2007, and $0.0 at December 31, 2006. During 2008, average short-term borrowings were $10.3 million compared to $3.6 million in 2007 and $5.5 million in 2006. The maximum outstanding short-term borrowings during any month-end period for 2008, 2007, and 2006 were $14.3 million, $13.5 million, and $8.9 million, respectively. Long-term borrowings aggregated $71.9 million, $72.2 million, and $55.0 million at December 31, 2008, 2007, and 2006, respectively. Average long-term borrowings were $72.1 million, $66.0 million, and $49.4 million for 2008, 2007, and 2006, respectively. At December 31, 2008, the borrowings included $55.0 million of advances from the FHLB, $10.3 million of junior subordinated debentures, and $6.6 million of indebtedness on the main office building. At December 31, 2007, there was $55.0 million of FHLB advances, $10.3 million of junior subordinated debentures, and $7.0 million of indebtedness on our main office building. At December 31, 2006, there was $37.5 million of FHLB advances, $10.3 million of junior subordinated debentures, and $7.2 million of indebtedness on our main office building. Funds were obtained from the FHLB to fund loan growth. For more information on borrowings, refer to Notes 8, 9, and 10 of the Notes to the Consolidated Financial Statements.

Junior Subordinated Debt

The average and period end balances of the junior subordinated debt totaled $10.3 million in 2008 and 2007. The maximum amount outstanding during any month-end period at December 31, 2008 was $10.3 million with an average rate of 5.71%. At December 31, 2007, the maximum outstanding during any month-end period was $10.3 million with an average rate of 7.78%.

The trust preferred securities accrue and pay distributions annually at a rate per annum equal to the three month LIBOR plus 270 and 190 basis points, respectively, which was 6.53% and 3.90% at December 31, 2008. The distribution rate payable on these securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity dates of May 27, 2034 and March 30, 2035, respectively. The Company has no current intention to exercise its right to defer payments of interest on the trust preferred securities. The Company has the right to redeem the trust preferred securities, in whole or in part, on or after May 27, 2009 and March 30, 2010, respectively. The trust preferred securities can be redeemed prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

Debt issuance costs, net of accumulated amortization, from the junior subordinated debentures totaled $28,750 at December 31, 2008, $33,943 at December 31, 2007, and $41,067 at December 31, 2006. These costs are included in other assets on the Consolidated Balance Sheets. Amortization of debt issuance costs from trust preferred debt totaled $5,193 during 2008, $5,005 during 2007, and $4,588 during 2006, and is reported in noninterest expenses on the Consolidated Statements of Income.

Capital Standards and Regulatory Matters

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. The Company is also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio. The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. To be considered "well-capitalized," total risk-based capital must be at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

On June 14, 2005, the Company closed the sale of 1,150,000 shares of our common stock at $18.75 per share in underwritten offering managed by Sandler O'Neill & Partners, L.P. The Company received net proceeds from the offering of approximately $20 million after deducting underwriting discounts and expenses. The net proceeds were used for general corporate purposes, which included, among other things, providing additional capital to the Bank to support its growth.

At September 30, 2008, the Bank entered into an agreement (Agreement) with its primary regulator, the Office of the Comptroller of the Currency (OCC). The Agreement seeks to enhance the Bank's existing practices and procedures in the areas of management oversight, strategic and capital planning, credit risk management, credit underwriting, liquidity, funds management, and information technology.

In response, the Bank has set up a compliance committee of its board to oversee management's response to all sections of the Agreement and the hiring of consultants as needed. The committee also monitors adherence to deadlines for submission to the OCC of information required under the Agreement. While there is more work to do, the Bank believes that it is in substantial compliance with the terms of the Agreement.

In connection with the Agreement, the Bank has developed a capital plan and has worked with various advisors and consultants on planned capital raises, asset sales, and implementing other measures to increase capital. Other actions include strategies to increase liquidity, limit asset growth, reduce dependence on brokered deposits and restructure other funding sources. The capital plan has been filed with the OCC outlining plans for maintaining required levels of regulatory capital. To date, notification from the OCC regarding acceptance or rejection of its capital plan has not been received.

At December 31, 2008, total shareholders' equity was $49.7 million ($55.5 million at the Bank level). At December 31, 2008, the Company's Tier 1 risk-based capital ratio was 11.29% (10.60% at the Bank level), the total risk-based capital ratio was 12.54% (11.86% at the Bank level), and the Tier 1 leverage ratio was 8.95% (8.38% at the Bank level).

The OCC has established Individual Minimum Capital Ratio levels of Tier 1 leverage ratio (8.50%), Tier 1 risk-based capital ratio (10.50%) and total risk-based capital ratio (12.00%) for the Bank that are higher than the minimum and well capitalized ratios applicable to all banks. The Bank's capital levels in categories of total risk-based capital and Tier 1 leverage ratio are slightly less than those required under its Individual Minimum Capital Ratios. The OCC may deem noncompliance to be an unsafe and unsound banking practice which would make the Bank subject to such administrative actions or sanctions as the OCC considers necessary. It is uncertain what actions, if any, the OCC will take with respect to noncompliance with these ratios, what action steps the OCC might require the Bank to take to remedy this situation, and whether such actions will be successful.

Liquidity Management

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring sources and uses of funds in order to meet day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

The Company's primary sources of liquidity are deposits, scheduled repayments on its loans, unused borrowing lines, and interest on and maturities of our investments. The Company meets future cash needs through the liquidation of temporary investments and the generation of deposits. All securities have been classified as available for sale. Occasionally, the Company may sell investment securities in connection with the management of its interest sensitivity gap or to manage its liquidity. The Company has the ability, on a short-term basis, to purchase short term funds from other financial institutions including the Federal Reserve Bank of Richmond. Arrangements are in place for $17.5 million in short-term unsecured advances, $29.0 million secured advances, and a line of credit with the FHLB to borrow up to 80% of our 1 to 4 family loans, resulting in an availability of funds of $2.4 million at December 31, 2008. The FHLB has approved borrowings up to 15% of the Bank's total assets less advances outstanding. The borrowings are available by pledging additional collateral and purchasing FHLB stock. At December 31, 2008, FHLB borrowings totaled $55.0 million. The Company also can pledge securities to the Federal Reserve Bank to obtain additional financing. The Company believes the liquidity needs for the next twelve months can be met by the existing stable base of core deposits, the bond portfolio, loan maturities, borrowings from the FHLB, and short-term credit lines.

Interest Rate Sensitivity

A significant portion of the Company's assets and liabilities are monetary in nature, and consequently are very sensitive to changes in interest rates. This interest rate risk is the Company's primary market risk exposure, and it can have a significant effect on the net interest income and cash flows. The Company reviews exposure to market risk on a regular basis, and manages the pricing and maturity of assets and liabilities to diminish the potential adverse impact that changes in interest rates could have on net interest income.

The Company actively monitors and manages interest rate risk exposure principally by measuring the interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and it is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. An asset sensitive position, or a positive, interest rate gap, would generally benefit from increasing market interest rates. A liability-sensitive, or a negative, interest rate gap would generally benefit from decreasing market interest rates. When measured on a "gap" basis, the Company is asset-sensitive in the one-three month time frame and liability-sensitive over the cumulative one-year time frame as of December 31, 2008. However, asset sensitivity has decreased as the floor loan rates are being reached. The gap analysis is not a precise indicator of the Company's interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but we believe those rates are significantly less interest-sensitive than market-based rates such as those paid on non-core deposits.

Net interest income is also affected by other factors, including how quickly interest rates change and changes in the volume and mix of interest-earning assets and interest-bearing liabilities. The Company performs asset/liability modeling to assess the impact of varying interest rates and the impact that balance sheet mix assumptions will have on net interest income. The Company attempts to manage interest rate sensitivity by matching maturities of assets and liabilities, repricing assets or liabilities, selling securities available-for-sale, or adjusting the interest rate paid or received during the life of an asset or liability. Actively managing the amount of assets and liabilities that reprice in the same time interval helps to minimize the impact on net interest income in a rising or falling interest rates environment. The Company evaluates its interest sensitivity risk and formulates guidelines regarding asset generation, liquidity, funding sources, and off-balance sheet commitments in order to decrease interest rate sensitivity risk.

Off-Balance Sheet Risk

The Bank makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers at predetermined interest rates for a specified period of time. Each customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on the credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. The Bank manages the credit risk on commitments by subjecting them to normal underwriting and risk management processes.

At December 31, 2008, the Bank had issued commitments to extend credit of $40.7 million through various types of lending arrangements. Most of these commitments expire over the next 18 months. Past experience indicates that many of these commitments to extend credit will expire unused. The Company believes adequate sources of liquidity are available to fund commitments that are drawn upon by the borrowers.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $4.6 million at December 31, 2008. Past experience indicates that many of these standby letters of credit will expire unused. The Company believes adequate sources of liquidity are available to fund these obligations, if necessary.

Except as disclosed in this report, the Company is not involved in off-balance sheet contractual relationships, unconsolidated related entities with off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Impact of Inflation

The effect of relative purchasing power over time due to inflation has not been taken into account in the consolidated financial statements. Rather, the financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

The Company's and the Bank's assets and liabilities, unlike most companies, are primarily monetary in nature. Therefore, interest rates have a more significant impact on its performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move with the same magnitude as the prices of goods and services. As discussed previously, the Company seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

See the information incorporated by reference into Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations — "Liquidity Management" and "Interest Rate Sensitivity."

Beach First National Bancshares, Inc. and Subsidiaries

Consolidated Balance Sheets

	2008	2007
ASSETS		
Cash and due from banks	$ 4,830,112	$ 4,992,634
Federal funds sold and short-term investments	6,580,273	566,044
Total cash and cash equivalents	11,410,385	5,558,678
Investment securities	70,594,811	65,677,993
Portfolio loans, net of unearned	551,156,821	503,432,516
Allowance for loan losses (ALL)	(8,642,651)	(6,935,616)
Portfolio loans, net of ALL	542,514,170	496,496,900
Mortgage loans held for sale	7,210,088	6,475,619
Federal Reserve Bank stock	1,014,000	984,000
Federal Home Loan Bank stock	3,545,100	3,395,300
Premises and equipment, net	15,624,792	15,746,143
Cash value of life insurance	3,674,106	3,554,807
Investment in BFNB Trusts	310,000	310,000
OREO and repossessed assets	3,111,741	15,000
Other assets	9,806,424	7,773,978
Total assets	**$668,815,617**	**$605,988,418**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Noninterest bearing deposits	$ 24,628,632	$ 33,138,936
Interest bearing deposits	508,730,077	431,059,409
Total deposits	533,358,709	464,198,345
Advances from Federal Home Loan Bank	55,000,000	55,000,000
Federal funds purchased	—	11,382,100
Other borrowings	16,165,022	6,906,048
Junior subordinated debentures	10,310,000	10,310,000
Other liabilities	4,263,797	5,613,875
Total liabilities	$619,097,528	$553,410,368
Shareholders' equity		
Common stock, $1 par value; 10,000,000 shares authorized; 4,845,018 issued and outstanding at December 31, 2008, 4,845,018 at December 31, 2007	4,845,018	4,845,018
Paid-in capital	29,513,166	29,494,912
Retained earnings	14,875,309	18,583,425
Accumulated other comprehensive income (loss)	484,596	(345,305)
Total shareholders' equity	49,718,089	52,578,050
Total liabilities and shareholders' equity	**$668,815,617**	**$605,988,418**

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries

Consolidated Statements of Income

	For the Years Ended December 31, 2008	2007	2006
Interest income			
Interest and fees on loans	$37,640,681	$41,064,557	$33,091,838
Investment securities	3,585,613	3,698,507	2,886,528
Fed funds sold and short term investments	117,346	319,985	485,515
Other	18,355	23,970	22,929
Total interest income	41,361,995	45,107,019	36,486,810
Interest expense			
Deposits	18,650,819	18,802,056	13,711,212
Advances from the FHLB, federal funds purchased and other borrowings	2,920,770	2,877,462	1,546,286
Junior subordinated debentures	588,316	802,455	771,740
Total interest expense	22,159,905	22,481,973	16,029,238
Net interest income	19,202,090	22,625,046	20,457,572
Provision for loan losses	10,491,000	2,045,600	2,174,400
Net interest income after provision for loan losses	8,711,090	20,579,446	18,283,172
Noninterest income			
Service fees on deposit accounts	315,141	568,760	514,285
Mortgage production related income	3,447,728	4,911,705	2,136,250
Merchant income	892,113	665,811	164,229
Gain (loss) on sale of investment securities	23,180	7,904	(57,276)
Income from cash value of life insurance	140,997	152,086	143,717
Gain on sale of fixed asset	220	6,324	583,011
Gain (loss) on sale of OREO (and writedowns)	(773,909)	98,191	(73,678)
Other income	1,185,603	1,205,504	453,145
Total noninterest income	5,231,073	7,616,285	3,863,683
Noninterest expense			
Salaries and wages	7,333,941	7,760,272	6,018,633
Employee benefits	1,744,719	1,646,093	1,138,653
Supplies and printing	204,474	199,977	126,705
Advertising and public relations	521,099	615,552	387,056
Professional fees	742,836	725,122	311,627
Depreciation and amortization	1,124,250	1,060,255	518,551
Occupancy	1,652,406	1,739,101	1,065,091
Data processing fees	1,045,600	748,446	547,747
Mortgage production related expenses	711,747	1,153,246	258,277
Merchant Processing	798,061	623,947	167,866
Other operating expenses	3,801,571	2,699,834	1,908,785
Total noninterest expenses	19,680,704	18,971,845	12,448,991
Income (loss) before income taxes	(5,738,541)	9,223,886	9,697,864
Income tax expense (benefit)	(2,030,425)	3,347,256	3,502,136
Net income (loss)	$ (3,708,116)	$ 5,876,630	$ 6,195,728
Basic net income (loss) per common share	$ (0.77)	$ 1.22	$ 1.30
Diluted net income (loss) per common share	$ (0.77)	$ 1.18	$ 1.27
Weighted average common shares outstanding			
Basic	4,845,018	4,817,911	4,764,072
Diluted	4,845,018	4,977,097	4,874,562

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss)

	Common stock		Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
Balance, December 31, 2005	3,169,958	$3,169,958	$30,157,843	$ 6,513,582	$ (715,970)	$39,125,413
Net income	—	—	—	6,195,728	—	6,195,728
Other comprehensive income, net of taxes:						
Unrealized gain on investment securities	—	—	—	—	6,108	6,108
Plus reclassification adjustments for losses included in net income	—	—	—	—	36,657	36,657
Comprehensive income	—	—	—	—	—	6,238,493
Stock based compensation expense	—	—	—	—	—	—
Exercise of stock options	13,575	13,575	84,613	—	—	98,188
Issuance of common stock	1,584,880	1,584,880				
3-for-2 split			(1,584,880)	(2,515)	—	(2,515)
Balance, December 31, 2006	4,768,413	$4,768,413	$28,657,576	$12,706,795	$ (673,205)	$45,459,579
Net income	—	—	—	5,876,630	—	5,876,630
Other comprehensive income, net of taxes:					—	—
Unrealized gain on investment securities	—	—	—	—	386,592	386,592
Plus reclassification adjustments for losses included in net income	—	—	—	—	(5,375)	(5,375)
Unrealized (loss) on interest rate swap	—	—	—	—	(53,317)	(53,317)
Comprehensive income	—	—	—	—	—	6,204,530
Stock based compensation expense	—	—	7,643	—	—	7,643
Exercise of stock options	76,605	76,605	829,693	—	—	906,298
Balance, December 31, 2007	4,845,018	$4,845,018	$29,494,912	$18,583,425	$ (345,305)	$52,578,050
Net income	—	—	—	(3,708,116)	—	(3,708,116)
Other comprehensive income, net of taxes:					—	—
Unrealized gain on investment securities	—	—	—	—	1,013,199	1,013,199
Plus reclassification adjustments for gain included in net income					14,890	14,890
Unrealized (loss) on interest rate swap	—	—	—	—	(198,188)	(198,188)
Comprehensive income (loss)	—	—	—	—	—	(2,878,215)
Stock based compensation expense	—	—	18,254	—	—	18,254
Balance, December 31, 2008	4,845,018	$4,845,018	$29,513,166	$14,875,309	$ 484,596	$49,718,089

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31, 2008	2007	2006
Operating activities			
Net income (loss)	$ (3,708,116)	$ 5,876,630	$ 6,195,728
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,124,250	1,060,255	518,551
Write-down on real estate acquired in settlement of loans	420,000	—	—
Proceeds from sale of mortgages held for sale	116,079,020	231,970,200	93,107,365
Disbursements for mortgages held for sale	(116,813,489)	(225,967,597)	(105,251,847)
Discount accretion and premium amortization	(217,959)	(153,431)	(79,569)
Deferred income taxes	(918,764)	(673,024)	(646,186)
Provisions for loan losses	10,491,000	2,045,600	2,174,400
Recourse reserve provision	230,000	205,000	—
Loss (gain) on sale of fixed assets	(220)	(6,324)	(583,011)
(Gain) loss on sale of investment securities	(23,180)	(7,904)	57,276
(Gain) loss on sale of other real estate owned	353,909	(99,267)	6,031
Stock based compensation expense	18,254	7,643	—
(Increase) decrease in other assets	(1,841,491)	(1,713,779)	(1,661,061)
Increase (decrease) in other liabilities	(1,580,078)	1,994,064	1,809,209
Net cash provided by (used in) operating activities	3,613,136	14,538,066	(4,353,114)
Investing activities			
Proceeds from paydowns, calls and maturities of investment securities	9,052,822	4,988,852	4,180,510
Proceeds from sale of investment securities	29,206,146	8,623,625	4,473,361
Purchase of investment securities	(41,376,937)	(10,077,003)	(33,065,437)
Purchase of FHLB stock	(149,800)	(919,700)	(464,200)
Purchase of Federal Reserve Stock	(30,000)	—	(450,000)
Increase in loans, net	(64,580,873)	(107,223,880)	(88,352,287)
Purchase of life insurance contracts	(119,299)	(130,221)	(123,169)
Purchase of property and equipment	(1,035,517)	(2,462,068)	(9,107,363)
Proceeds from sale of property and equipment	32,838	6,324	1,500,000
Proceeds from sale of other real estate owned	4,201,953	1,679,229	400,969
Net cash used in investing activities	(64,798,667)	(105,514,842)	(121,007,616)
Financing activities			
Repayment of advances from Federal Home Loan Bank	—	(5,000,000)	(6,500,000)
Advances from Federal Home Loan Bank	—	22,500,000	10,000,000
Increase (decrease) in federal funds purchased	(1,796,724)	11,382,100	
Net increase in deposits	69,160,364	47,841,216	105,462,919
Proceeds from exercise of stock options	—	520,733	98,188
Cash paid in lieu of fractional shares	—		(2,515)
Tax benefit of stock options	—	385,565	—
Proceeds from other borrowings	—	—	5,730,991
Repayments of other borrowings	(326,402)	(303,772)	(25,181)
Net cash provided by financing activities	67,037,238	77,325,842	114,764,402
Net increase (decrease) in cash and cash equivalents	5,851,707	(13,650,934)	(10,596,328)
Cash and cash equivalents beginning of period	$ 5,558,678	$ 19,209,612	$ 29,805,940
Cash and cash equivalents end of period	$ 11,410,385	$ 5,558,678	$ 19,209,612
Cash paid for			
Income taxes	$ 1,631,780	$ 3,851,653	$ 4,338,302
Interest	$ 22,469,561	$ 16,577,634	$ 15,639,905

The accompanying notes are an integral part of these consolidated financial statements.

Notes

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Beach First National Bancshares, Inc. (the "Company") is organized under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Beach First National Bank (the "Bank"), Beach First National Trust (the "Trust"), Beach First National Trust II (the "Trust II"), and BFNM, LLC (the "LLC"). The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board. The Trust and Trust II are special purpose subsidiaries organized for the sole purpose of issuing trust preferred securities.

In 2005, the Company formed a limited liability company with Nelson Mullins Riley & Scarborough, LLP (NMRS) known as BFNM, LLC. The purpose of the LLC was to construct and own an office building in Myrtle Beach, South Carolina. The building was completed in 2006. The Company owns two-thirds of the LLC and NMRS owns one-third.

Basis of presentation — The consolidated financial statements include the accounts of the Company, the Bank, and the LLC. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk — Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans, investment securities, federal funds sold and amounts due from banks.

The Company originates consumer, commercial business, commercial real estate, residential mortgage loans and land acquisition and land development loans for personal and business purposes. These loans are primarily originated in the markets we serve. These markets are centered in the Myrtle Beach area and Hilton Head, South Carolina but include the geographical area from Little River, South Carolina to Pawleys Island, South Carolina and Hilton Head and Bluffton in Beaufort County, South Carolina. The mortgage division originates mortgages in several states and these loans are sold to investors.

The Company's loan portfolio is not centered in loans to any single borrower or a relatively small number of borrowers, but it does have a geographic concentration in real estate. Additionally, management is not aware of any concentrations of loans to groups of borrowers or industries that would be similarly affected by economic conditions except for loans for the acquisition of land and loans for the development of land and for commercial real estate loans. The acquisition of land and loans for the development of land concentration totaled $144.1 million at December 31, 2008, representing 289.8% of total capital and 26.2% of net loans (total loans net of allowance). At December 31, 2007, the concentration totaled $169.4 million, representing 322.2% of total capital and 33.7% of net loans. This concentration decreased as a percentage of capital and loans in 2008, as compared to 2007. Investment in second homes, relocation of retirees to our markets and the steady growth of population to support the service industries (i.e., heating and cooling, plumbing, janitorial services, pest control, medical, etc.) have contributed to this concentration.

The commercial real estate loan concentration totaled $165.9 million at December 31, 2008, representing 333.6% of total capital and 30.17% of net loans. At December 31, 2007, the concentration totaled $149.5 million, representing 284.4% of total capital and 29.7% of net loans. This concentration increased as a percentage of capital and loans in 2008, as compared to 2007. There is a diversified portfolio mix of these loans. The loans are primarily centered in small business owner occupied buildings, retail shops, office buildings, medical offices, warehouses, service businesses, churches, restaurants, convenience stores and tourist related businesses.

These loans could be negatively impacted by changes in economic conditions, declining market values, slower absorption of the projects and interest rate increases. The Company has not experienced any significant losses in these areas. Management continues to implement procedures to monitor these concentrations and has considered these concentration's in its allowance for loan loss analysis.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices. These loans include those that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management tries to use its best judgment when evaluating risk and the effect and impact these factors may have on the banks loan portfolio. These factors may include national and local economic conditions, concentrations of credit types of loans that carry a higher degree of risk, terms of loans both long-term and interest-only repayment schedules, supervisory loan-to-value limits, unsecured loan concentrations, nature and mix of the loan portfolio, vacancy rates, collateral types, insurance volatility, real estate markets, entry into new products and other factors that may be assigned from time to time.

Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States and its agencies or its corporations. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to financial institutions. Management believes credit risk associated with correspondent accounts is not significant.

Cash and cash equivalents — For purposes of the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks". Cash and cash equivalents have an original maturity of three months or less and include Fed funds sold.

Investment securities — The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Gains or losses on the disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Interest income is recognized when earned. SFAS 115 requires investments in equity and debt securities to be classified into three categories:

1. Available for sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income).

2. Held to maturity: These are investment securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company currently has no held to maturity securities.

3. Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the statement of income. The Company has no trading securities.

Other investments — The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions. No ready market exists for the stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value. Dividends are recognized when earned. These non-marketable equity securities have not been evaluated for impairment.

Loans, interest and fee income on loans — Loans are stated at the principal balance outstanding. Unamortized loan fees and the allowance for loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding.

Fees on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan. The amount in excess of direct costs is deferred and amortized over the expected life of the loan using a method approximating a level yield.

Loans are generally placed on non-accrual status when principal or interest becomes contractually ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectability is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

Allowance for loan losses — The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectability of an impaired loan's principal is in doubt, wholly or partially, cash receipts are applied to principal. Once the reported principal balance has been reduced to the loan's estimated net realized value, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to interest income then to principal.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Residential mortgage loans held for sale (HFS) — The Company's residential mortgage lending activities for sale in the secondary market are comprised of accepting residential mortgage loan applications and qualifying borrowers to standards established by investors under pre-existing commitments. Funded residential mortgages held temporarily for sale to investors are recorded at the lower of cost or market value determined on an individual basis using quoted market prices. Application and origination fees collected by the Company are recognized as income upon sale to the investor.

The Company issues rate lock commitments to borrowers based on prices quoted by secondary market investors. When rates are locked with borrowers, a sales commitment is immediately entered (on a best efforts basis) at a specified price with a secondary market investor. Accordingly, any potential liabilities associated with rate lock commitments are offset by sales commitments to investors.

Real estate acquired in settlement of loans — Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value. Subsequent to the date of acquisition, it is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense.

Property and equipment — Buildings and furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in net income.

Income taxes — The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

The Company adopted FIN 48, "Accounting for Uncertain Income Taxes," which is an interpretation of SFAS 109. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose uncertain tax positions. Such positions shall be recognized in the financial statements when it is more likely than not the position will be sustained upon examination of the taxing authorities. Upon adoption of FIN 48, no changes were required to the Company's income tax reserves.

Advertising and public relations expense — Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Net income (loss) per share — Basic is computed by dividing net income by the weighted average number of common shares outstanding. Net income (loss) per share — diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. All share amounts have been adjusted for the 3-for-2 stock split recorded in 2006. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the Years Ended December 31,		
	2008	2007	2006
Basic net income (loss) per share:			
Net income (loss)	$(3,708,116)	$5,876,630	$6,195,728
Average common shares outstanding — basic	4,845,018	4,817,911	4,764,072
Basic net income (loss) per share	$ (0.77)	$ 1.22	$ 1.30
Diluted net income (loss) per share:			
Net income (loss)	$(3,708,116)	$5,876,630	$6,195,728
Average common shares outstanding — basic	4,845,018	4,817,911	4,764,072
Incremental shares from assumed conversion of stock options	—	159,156	110,490
Average common shares outstanding — diluted	4,845,018	4,977,067	4,874,562
Diluted net income (loss) per share	**($0.77)**	**$ 1.18**	**$ 1.27**

Due to the net loss for the twelve months ended December 31, 2008, no potentially dilutive shares were included in the loss per share calculations as including such shares would have been antidilutive. The incremental shares excluded from the diluted shares calculation totaled 43,794.

Stock based compensation — The Company has a stock-based employee compensation plan which is further described in Note 17. For the year ended December 31, 2005, the Company utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company's stock options because the option exercise price in its plans equals the market price on the date of the grant.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R), which requires that the fair value of share-based payments to employees, including stock options, be recognized as compensation expense in the statement of income.

In December 2005, the Company elected to fully vest all outstanding options effective immediately. The accelerated vesting was effective as of December 14, 2005. All of the other terms and conditions applicable to the outstanding stock options remained unchanged. As a result, there is no compensation cost attributable to periods after 2005 for options granted in 2005 or earlier, because there is no requisite service period over which the options must be earned.

The decision to accelerate vesting did not incur recognition of pre-tax compensation expense by the Company upon the adoption of SFAS 123(R) in 2006. The Company believes that the acceleration of vesting stock options meets the criteria for variable accounting under FIN No. 44. Based upon past experience, the Company believes the grantees of these stock options will remain as a director or employee of the Company.

The Company granted 3,000 stock option shares in 2008 and 9,200 stock options in 2007. The cost recognized under SFAS 123 (R) was $18,254 and $7,643 in 2008 and 2007 respectively.

Reclassifications — Certain previously reported amounts have been reclassified to conform to the current year presentation. Such changes had no effect on previously reported net income or shareholders' equity.

Recently issued accounting pronouncements — The following is a summary of recent authoritative pronouncements that could potentially impact the accounting, reporting, and/or disclosure of financial information by us:

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. At this time, the Company believes that upon adoption, SFAS 160 will not materially affect its financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improving the transparency of financial reporting. It is intended to enhance the current disclosure framework in SFAS 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS 161 is effective for the Company on January 1, 2009. This pronouncement does not impact accounting measurements but will result in additional disclosures if the Company is involved in material derivative and hedging activities at that time.

In February 2008, the FASB issued FASB Staff Position No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" ("FSP 140-3"). This FSP provides guidance on accounting for a transfer of a financial asset and the transferor's repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS No. 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under Statement 140. FSP 140-3 will be effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years and earlier application is not permitted. Accordingly, this FSP is effective for the Company on January 1, 2009. The Company is currently evaluating the impact, if any, the adoption of FSP 140-3 will have on its financial position, results of operations, and cash flows.

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), "Business Combinations," and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and early adoption is prohibited. Accordingly, this FSP is effective for the Company on January 1, 2009. The Company does not believe the adoption of FSP 142-3 will have a material impact on its financial position, results of operations, or cash flows.

In May, 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS No. 162 will be effective November 15, 2008. The FASB has stated that it does not expect SFAS No. 162 will result in a change in current practice. The application of SFAS No. 162 will have no effect on the Company's financial position, results of operations or cash flows.

The FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," ("FSP APB 14-1"). The Staff Position specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 provides guidance for initial and subsequent measurement as well as derecognition provisions. The Staff Position was effective as of January 1, 2009 and had no material effect on the Company's financial position, results of operations, or cash flows.

In June, 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," ("FSP EITF 03-6-1"). The Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 was effective January 1, 2009 and had no effect on the Company's financial position, results of operations, earnings per share, or cash flows.

FSP SFAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161," ("FSP SFAS 133-1 and FIN 45-4") was issued September 2008, effective for reporting periods (annual or interim) ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require the seller of credit derivatives to disclose the nature of the credit derivative, the maximum potential amount of future payments, fair value of the derivative, and the nature of any recourse provisions. Disclosures must be made for entire hybrid instruments that have embedded credit derivatives.

The staff position also amends FIN 45 to require disclosure of the current status of the payment/performance risk of the credit derivative guarantee. If an entity utilizes internal groupings as a basis for the risk, how the groupings are determined must be disclosed as well as how the risk is managed. The staff position encourages that the amendments be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. After initial adoption, comparative disclosures are required only for subsequent periods.

FSP SFAS 133-1 and FIN 45-4 clarifies the effective date of SFAS 161 such that required disclosures should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. The adoption of this Staff Position will have no material effect on the Company's financial position, results of operations, or cash flows.

The SEC's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarifications on fair value accounting. The press release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin ("SAB") Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157, "Fair Value Measurements" (see Notes 3 and 20) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP is effective for the quarter ended September 30, 2008.

The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of December 31, 2008 and determined that it did not result in a change to its impairment estimation techniques.

FSP SFAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities," ("FSP SFAS 140-4 and FIN 46(R)-8") was issued in December 2008 to require public entities to disclose additional information about transfers of financial assets and to require public enterprises to provide additional disclosures about their involvement with variable interest entities. The FSP also requires certain disclosures for public enterprises that are sponsors and servicers of qualifying special purpose entities. The FSP is effective for the first reporting period ending after December 15, 2008. This FSP had no material impact on the financial reporting of the Company.

FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EIFT Issue No. 99-20," ("FSP EITF 99-20-1") was issued in January 2009. Prior to the Staff Position, other-than-temporary impairment was determined by using either EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets," ("EITF 99-20") or SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115") depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. SFAS 115 determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of other-than-temporary impairment, the Staff Position amends EITF 99-20 to determine any other-than-temporary impairment based on the guidance in SFAS 115, allowing management to use more judgment in determining any other-than-temporary impairment. The Staff Position is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. Retroactive application is not permitted. Management has reviewed the Company's security portfolio and evaluated the portfolio for any other-than-temporary impairments as discussed in Note 3.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Other Developments

As previously disclosed in our SEC filings, Beach First National Bank, the bank subsidiary of the Company, entered into an agreement with the OCC on September 30, 2008. The Company believes it has made progress in complying with all components and will be able to timely meet the requirements of the agreement. See Note 19 for additional information on this agreement.

NOTE 2 — RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2008 and 2007, these required reserves were approximately $0.76 million and $1.9 million, respectively. Beginning in 2008, balances at the Federal Reserve Bank began bearing interest.

NOTE 3 — INVESTMENT SECURITIES

The amortized costs and fair values of available for sale investment securities are as follows:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government sponsored enterprises	$12,456,243	$ 179,193	$ —	$12,635,436
Mortgage backed securities	54,874,211	1,303,430	14,861	$56,162,780
Tax exempt securities	1,342,270	—	34,675	$ 1,307,595
Corporate	806,783	—	317,783	$ 489,000
Total securities	$69,479,507	$1,482,623	$367,319	$70,594,811

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government sponsored enterprises	$28,506,262	$259,996	$689,207	$28,077,051
Mortgage backed securities	36,043,363	480	481	$36,043,362
Tax exempt securities	760,046	—	12,786	$ 747,260
Corporate	810,728	—	408	$ 810,320
Total securities	$66,120,399	$260,476	$702,882	$65,677,993

The amortized costs and fair values of investment securities at December 31, 2008, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are presented as a separate line since pay downs are expected before contractual maturity dates.

	Amortized Cost	Fair Value
Due within one year	$ —	$ —
Due after one year through five years	7,022,806	7,083,936
Due after five through ten years	5,433,437	5,551,500
Due after ten years	2,149,053	1,796,595
Sub-total	14,605,296	14,432,031
Mortgage backed securities	54,874,211	56,162,780
Total securities	$69,479,507	$70,594,811

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 and December 31, 2007:

	December 31, 2008					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprises	$ —	$ —	$—	$—	$ —	$ —
Mortgage backed securities	3,166,604	14,861	—	—	3,166,604	14,861
Tax exempt securities	1,307,595	34,675	—	—	1,307,595	34,675
Corporate	489,000	317,783	—	—	489,000	317,783
Total	$4,963,199	$367,319	$—	$—	$4,963,199	$367,319

	December 31, 2007					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprises	$ 1,992,600	$ 653	$ —	$ —	$ 1,992,600	$ 653
Mortgage backed securities	9,896,402	42,381	22,300,058	646,653	32,196,460	689,034
Tax exempt securities	747,260	12,786	—	—	747,260	12,786
Corporate	810,320	409	—	—	810,320	409
Total	$13,446,582	$56,229	$22,300,058	$646,653	$35,746,640	$702,882

Securities classified as available-for-sale are recorded at fair market value. In 2008, there were no available-for-sale securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer and, therefore, these losses are not considered other-than-temporary.

The amortized cost and fair value of securities pledged as collateral for public funds and other purposes as of December 31, 2008 and 2007 were $62,431,445 and $64,549,625 and $63,773,626 and $64,120,413, respectively.

For the years ended December 31, 2008, 2007, and 2006, proceeds from sales of securities available for sale amounted to $29,206,146, $8,623,625, and $4,473,361 respectively. Gross realized gains amounted to $23,180, $7,904, and $1,007 respectively. The Company did not realize any losses for the years ended December 31, 2008 and 2007. Gross realized losses for the year ended December 31, 2006 amounted to $58,283.

NOTE 4 — LOANS

The composition of net loans by major loan category is presented below:

	December 31, 2008	December 31, 2007
Commercial	$ 59,040,069	$ 60,376,105
Real estate — construction	33,741,466	63,988,173
Real estate — mortgage	448,970,087	370,989,308
Consumer	9,700,120	8,504,685
Portfolio loans	551,451,742	503,858,271
Less:		
Allowance for loan losses (ALL)	8,642,651	6,935,616
Deferred loan fees (unearned)	294,921	425,755
	8,937,572	7,361,371
Portfolio loans, net of unearned and ALL	542,514,170	496,496,900
Mortgage loans held for sale (HFS) loans	7,210,088	6,475,619
Total loans, net of unearned and ALL	$549,724,258	$502,972,519

Impaired loans totaled $29,578,284 and $5,526,724 at December 31, 2008 and 2007, respectively, which had the effect of reducing net income $1,222,542 in 2008, $259,958 in 2007, and $145,626 in 2006. Included in the allowance for loan losses related to impaired loans was $3,107,503, $1,378,306, and 877,311 on impaired loans that totaled $11,210,569, $2,178,911, and $2,966,286 at December 31, 2008, 2007, and 2006 respectively. Impaired loans that did not have a specific allowance for loan losses related to them totaled $18,367,715, $3,347,813, and $0 at December 31, 2008, 2007, and 2006, respectively. The average recorded investment in impaired loans for the years ended December 31, 2008, 2007, and 2006 was $21,148,317, $2,852,830, and $2,528,335, respectively. Interest income recognized on impaired loans in fiscal 2008, 2007, and 2006 was $1,584,491, $324,556, and $78,368 respectively.

At December 31, 2008, there were 60 nonaccrual loans totaling $18.2 million and $1.8 million of loans which were contractually past due 90 days or more and still accruing interest.

NOTE 5 — ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

Activity within the allowance for loan losses account follows:

	For the Years Ended December 31, 2008	2007	2006
Balance, beginning of year	$ 6,935,616	$5,888,052	$4,364,287
Mortgage recourse reserve	—	(50,000)	—
Recoveries of loans previously charged against the allowance	74,389	36,394	141,553
Provision for loan losses	10,491,000	2,045,600	2,174,400
Loans charged against the allowance	(8,858,354)	(984,430)	(792,188)
Balance, end of year	**$ 8,642,651**	**$6,935,616**	**$5,888,052**

In 2006, a retail mortgage recourse reserve of $50,000 was established within the allowance. The reserve was established to provide for situations where the Company could be required by an investor, in accordance with the sales agreement, to repurchase retail mortgage loans that were previously sold. For 2007, $50,000 was transferred into a separate liability. The Company expensed $230,000 of additions to this liability in 2008 and paid losses of $412,978. At December 31, 2008, the reserve liability was $24,577. In addition, the Company eliminated future conforming loan default claims with its largest investor through the payment of an additional fee per loan sold. With the disruption occurring in the retail mortgage market, management periodically reviews loans sold to ensure the reserve is sufficient.

NOTE 6 — PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

	December 31,	
	2008	**2007**
Land	$ 1,838,564	$ 1,838,564
Buildings and improvements	13,512,866	12,895,464
Furniture and equipment	3,879,118	3,429,624
Software	771,872	792,167
Construction in progress	—	55,708
	20,002,420	19,011,527
Accumulated depreciation	(4,377,628)	(3,265,384)
Total property and equipment	**$15,624,792**	**$15,746,143**

Depreciation expense for the years ended December 31, 2008, 2007, and 2006 amounted to $1,124,250, $1,060,255, and $518,551, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Software	3 to 5	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line

The Bank has entered into non-cancelable operating leases related to land and buildings. At December 31, 2008, future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

2009	$ 1,494,205
2010	1,317,475
2011	1,137,990
2012	1,159,128
2013	1,034,422
Thereafter	5,724,698
	$11,867,918

The Bank has entered into eight separate lease agreements for its banking locations and six lease agreements for its mortgage production locations. These lease agreements have various initial lease terms and expire on various dates through 2021. The lease agreements generally provide that the Bank is responsible for ongoing repairs and maintenance, insurance, and real estate taxes. The leases also provide for renewal options and certain scheduled increases in monthly lease payments. The future minimum rental commitments above include commitments to the Company's partially-owned subsidiary, BFNM, LLC aggregating $2,662,115 for the periods ending 2009 through 2013. Total rental expense amounted to $938,606, $1,245,172, and $775,232 for the years ended December 31, 2008, 2007, and 2006, respectively.

NOTE 7 — DEPOSITS

The following is a detail of the deposit accounts:

	December 31,	
	2008	2007
Non-interest bearing	$ 24,628,632	$ 33,138,936
Interest bearing:		
Interest bearing checking accounts	15,916,904	20,377,754
Money market accounts	90,708,621	103,821,154
Savings	3,491,913	2,988,881
Time, less than $100,000	150,533,893	114,903,254
Time, $100,000 and over	151,329,497	142,833,366
Brokered CDs	74,785,000	46,135,000
CDARS deposit program	21,964,249	—
Total deposits	**$533,358,709**	**$464,198,345**

Interest expense on time deposits greater than $100,000 was $6,177,358 in 2008, $6,071,474 in 2007, and $4,446,592 in 2006. In addition, there are CDARS deposits of $21,964,249. CDARS (Certificate of Deposit Account Registry Service) is a new program offered in 2008 that allows large deposit customers to diversify deposits through the CDARS network to ensure all deposits are covered under FDIC insurance while maintaining their banking relationship with one bank.

At December 31, 2008, the scheduled maturities of time deposits are as follows:

2009	$370,248,485
2010	26,306,162
2011	1,662,361
2012	288,389
2013	—
Thereafter	107,242
	$398,612,639

NOTE 8 — ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank ("FHLB") at December 31 are summarized below:

FHLB Description	Current Rate	Maturity Date	Option Date	2008 Balance	2007 Balance
Fixed rate advances:					
Fixed rate	5.36%	06/04/10	—	$10,000,000	$10,000,000
Fixed rate hybrid	4.76%	10/21/10	—	5,000,000	5,000,000
Convertible	4.51%	11/23/10	—	7,500,000	7,500,000
Convertible	3.68%	07/13/15	01/13/09	5,000,000	5,000,000
Convertible	4.06%	09/29/15	09/29/09	5,000,000	5,000,000
Convertible	4.16%	03/13/17	03/13/09	5,000,000	5,000,000
Convertible	4.39%	04/13/17	04/13/09	7,500,000	7,500,000
Variable rate advances:					
Prime based advance	0.41%	9/19/2011	—	10,000,000	10,000,000
				$55,000,000	$55,000,000

The advances were collateralized by one to four family residential mortgage loans, mortgage backed securities, and FHLB stock. The option date is the date the advances that have a conversion feature can be changed. Additional borrowings are available by pledging additional collateral and purchasing additional stock in the FHLB.

NOTE 9 — OTHER BORROWINGS

As of December 31, 2008, other Borrowings included security repurchase agreements with customers of $9,585,376 and a loan relating to the LLC of $6,579,646. At December 31, 2007, other borrowings included a loan related to the LLC of $6,906,048.

In June 2005, the LLC obtained a loan from a bank for the construction of a building that serves as the Company's corporate office. The loan proceeds of $7,235,000 were advanced during construction. The loan is priced at LIBOR plus 1.40%, and the amount of the 107 monthly payments of principal and interest are based upon a fifteen year amortization. All remaining principal and interest is due on June 15, 2015. The LLC entered into an interest rate swap agreement as a risk management tool to hedge the interest rate risk of the variable interest rate building loan. Under the swap agreement, the LLC pays a fixed rate of 4.62% and receives interest rate payments equal to LIBOR. The fixed rate of 4.62% paid under the swap agreement, when added to the loan's margin above LIBOR of 1.40%, converts the building loan's interest from a variable rate to a fixed rate of 6.02%. The outstanding balance on the loan at December 31, 2008 was $6,579,646. The principal due on the loan is $345,638 in 2009, $367,355 in 2010, $390,394 in 2011, $412,248 in 2012, and $441,821 in 2013. The Company is responsible for a portion of the debt (44%) while the other partner is responsible for 56%.

NOTE 10 — JUNIOR SUBORDINATED DEBENTURES

On May 27, 2004, and March 30, 2005, Beach First National Trusts (the "Trust") and ("Trust II"), non-consolidated subsidiaries of the Company, issued and sold floating rate capital securities of the trusts, which are reported on the Consolidated Balance Sheets as junior subordinated debentures. The junior subordinated debentures are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has entered into guarantees, which together with its obligations under the junior subordinated debentures and the declaration of trusts governing the Trusts, provide full and unconditional guarantees of the trust preferred securities. Each issuance generated proceeds of $5.0 million. The Trusts loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. The debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.

During 2008 and 2007, the average junior subordinated debt was $10.3 million. Total junior subordinated debt outstanding at December 31, 2008 and 2007, was $10.3 million and $10.3 million, respectively. The maximum amount outstanding during any month-end period in 2008 was $10.3 million with an average rate of 5.68%. The maximum amount outstanding during any month-end period in 2007 was $10.3 million with an average rate of 7.78%.

The trust preferred securities under Trust and Trust II accrue and pay distributions annually at a rate per annum equal to the three month LIBOR plus 270 and 190 basis points, respectively, which was 6.53% and 3.90% at December 31, 2008. The distribution rate payable on these securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity dates of May 27, 2034 and March 30, 2035, respectively. The Company has no current intention to exercise this right to defer payments of interest on the trust preferred securities. The Company has the right to redeem the trust preferred securities, in whole or in part, on or after May 27, 2009 and March 30, 2010, respectively. The Company may also redeem the trust preferred securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

Debt issuance costs, net of accumulated amortization, from the junior subordinated debentures totaled $28,750 and $33,943 at December 31, 2008 and 2007, respectively, and are included in other assets on the Consolidated Balance Sheets. Amortization of debt issuance costs from trust preferred debt totaled $5,193, $5,005, and $4,588 for the years ended December 31, 2008, 2007, and 2006, respectively.

NOTE 11 — UNUSED LINES OF CREDIT

At December 31, 2008, the Bank had $47.1 million of lines of credit to purchase federal funds from unrelated banks. These lines of credit are available on a one to fourteen day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

At December 31, 2008, the Bank had the ability to borrow an additional $2.4 million from the FHLB secured by a blanket lien on one to four family first mortgage loans. In addition, U.S. government agency securities with a book value of $4.2 million and a market value of $4.3 million, respectively, are pledged to secure the borrowing. FHLB has approved borrowings up to 15% of the bank's total assets less advances outstanding. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. As of December 31, 2008, there is no litigation pending.

Refer to Note 15 concerning financial instruments with off balance sheet risk.

NOTE 13 — INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2008	2007	2006
Income taxes currently (refundable) payable			
Federal	$(1,108,930)	$3,721,922	$3,834,918
State	(2,730)	298,358	301,468
	(1,111,660)	4,020,280	4,136,386
Deferred taxes			
Allowance for loan losses	(638,736)	(373,172)	(537,502)
Non accrual loan income	(373,171)	(3,641)	—
Depreciation	92,677	60,520	51,238
Loan origination fees	54,151	(63,973)	43,164
Deferred compensation	(54,209)	(139,302)	(76,916)
Other	523	(153,456)	(114,234)
	(918,765)	(673,024)	(634,250)
Income tax (benefit) expense	**$(2,030,425)**	**$3,347,256**	**$3,502,136**

The income tax effect of cumulative temporary differences at December 31, are as follows:

	Deferred Tax Asset (Liability)	
	2008	2007
Allowance for loan losses	$2,860,933	$2,222,365
Unrealized loss on investment securities	(249,640)	178,742
Depreciation	(302,882)	(210,205)
Loan origination fees	99,867	154,018
Non accrual loan income	426,325	53,154
Deferred compensation	373,542	331,222
Other	134,975	123,441
Net deferred tax asset	**$3,343,120**	**$2,852,737**

The net deferred tax asset is reported in other assets in the Consolidated Balance Sheets at December 31, 2008 and 2007. The recognition of a net deferred tax asset is dependent upon a "more likely than not" expectation of the realization of the deferred tax asset, based upon the analysis of the available evidence. A valuation allowance is required to sufficiently reduce the deferred tax asset to the amount that is expected to be realized through future realization of profits on a "more likely than not" basis. The analysis of available evidence is performed on an ongoing basis utilizing the "more likely than not" criteria to determine the amount, if any, of the deferred tax asset to be realized. Adjustments to the valuation allowance are made accordingly. There can be no assurance that the Company will recognize additional portions of the deferred tax asset in future periods or that additional valuation allowances may not be recorded in the future periods. As of December 31, 2008 and December 31, 2007, there are no valuation allowances established.

The Company adopted FIN 48, "Accounting for Uncertain Income Taxes," which prescribes a comprehensive model for how companies should recognize, measure, present, and disclose uncertain tax positions. At December 31, 2008 and 2007 there were no uncertain tax positions under FIN 48.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2008		2007		2006	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$(1,951,104)	34%	$3,136,121	34%	$3,297,274	34%
Increase (decrease) in taxes Resulting from:						
State bank tax (net of federal benefit)	(1,802)	—	196,916	2%	198,969	2%
Other	(77,519)	1%	14,219	—	5,893	—
Tax provision	**$(2,030,425)**	**35%**	**$3,347,256**	**36%**	**$3,502,136**	**36%**

NOTE 14 — RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates, and executive officers follows:

	For the Years Ended December 31,	
	2008	2007
Balance, beginning of year	$28,266,541	$18,976,915
New loans	6,508,462	18,128,080
Less loan payments	5,981,350	8,838,454
Balance, end of year	**$28,793,653**	**$28,266,541**

Deposits by directors, including their affiliates and executive officers at December 31, 2008 and 2007 totaled $11,959,823 and $12,494,266, respectively.

One Director has loans that are being watched for potential problems at December 31, 2008. The Company has eight loans, totaling $4.9 million, to this Director. None of the loans are past due greater than ninety days as of December 31, 2008 and all continue to accrue interest. Additional information is included in the proxy for the May 4, 2009 Annual Meeting of Shareholders.

NOTE 15 — FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Company is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2008, unfunded commitments to extend credit were $40,668,898. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2008, there were commitments totaling $4,587,589 for standby letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 16 — EMPLOYEE BENEFIT PLAN

The Company sponsors the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan quarterly upon approval by the Board of Directors. Contributions made to the Plan in 2008, 2007, and 2006 amounted to $311,227, $447,564, and $117,497 respectively.

Supplemental benefits have been approved by the Board of Directors for the directors and certain executive officers of Beach First National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The cash surrender value of the life insurance policies are recorded as a separate line item in the accompanying balances sheets at $3,674,106 and $3,554,807 at December 31, 2008 and 2007, respectively. Income earned on these policies is reflected as a separate line item in the Consolidated Statements of Income. The Company recorded expense related to these benefits in 2008, 2007, and 2006 of $362,570, $225,949, and $250,272, respectively.

NOTE 17 — STOCK OPTION PLANS

The Company sponsors a qualified stock option plan for the benefit of the directors, officers, and employees ("Plan"). Under the Plan, options vest on a straight line basis over a five year period and terminate ten years after grant. The shareholders in 2007 approved an 111,224 share increase in options available under the Plan. The Plan has 718,724 shares available for grant at an option price per share not less than the fair market value on the date of grant. As discussed in Note 1, the Company fully vested all options on December 14, 2005 that had been granted, including an additional 117,000 options issued to directors on the same date. The new grant of options in 2008 and 2007 are subject to FAS 123(R) accounting recognition of pre-tax compensation expense by the Company, which aggregated $18,254 in 2008 and $7,643 in 2007.

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. For the year ended December 31, 2008, 3,000 options were granted with an expected life of 6.5 years based on the simplified method, risk free rate of 2.84% based on market rates for comparable terms, volatility rate of 37.02% based on the Company's stock historical volatility, and an assumed dividend rate of zero. For the year ended December 31, 2007, 9,200 options were granted with an expected life of 6.5 years based on the simplified method, risk free rate of 4.97% based on market rates for comparable terms, volatility rate of 32.96% based on the Company's stock historical volatility, and an assumed dividend rate of zero. There were no options granted for the year ended December 31, 2006.

As of December 31, 2008, there was $68,214 of total unrecognized compensation costs related to non-vested options granted under the Plan that is expected to be recognized over a weighted average period of 2.09 years.

A summary of the status of the plan as of December 31, 2008, 2007, and 2006 and changes during the years ended on those dates is presented below, adjusted for the 3-for-2 stock split in 2006:

	2008		2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	434,951	$12.11	503,479	$11.19	517,054	$11.06
Granted	3,000	13.67	9,200	19.12	—	—
Exercised	—	—	(77,728)	6.93	(13,575)	7.25
Forfeited or expired	—	—	—	—	—	—
Outstanding at end of year	437,951	12.12	434,951	12.11	503,479	11.19
Options exercisable at year-end	427,591	11.99	425,751	11.96	503,479	11.19
Shares available for grant	122,458		125,458		23,434	
Weighted average fair value of options granted		$ 5.77		$ 8.35		—

The total fair value of shares vested during the years ended December 31, 2008, 2007, and 2006 was $15,366, $0, and $0, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $1,219,177, and $256,118, respectively. No options were exercised in 2008.

As of December 31, 2008, all options outstanding were exercisable, except 10,360 of the options granted in 2008 and 2007. The aggregate intrinsic value of all outstanding options was $0, and the weighted average remaining contractual term of the options was 5.64 years at December 31, 2008. Vested and non-vested options had remaining contractual lives of 5.56 and 8.74 years, respectively.

NOTE 18 — SHAREHOLDERS' EQUITY

Stock Dividend — In October 2006, the Company announced a 3-for-2 stock split effected in the form of a 50% stock dividend to shareholders of record on December 1, 2006. The dividend was issued on December 21, 2006. All earnings per share amounts for all periods have been adjusted to reflect this 3-for-2 split.

Stock Offering — On June 14, 2005, the Company closed on a secondary stock offering whereby 1,150,000 shares of the Company's stock were issued at $18.75 per share. Net proceeds after deducting underwriter discounts and expenses were $19.9 million. Proceeds from the offering were used to support the growth of the Company.

Cash Dividends — There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Bank is restricted in its ability to pay dividends under the national banking laws and regulations of the Office of the Comptroller of the Currency. OCC prior approval is required if dividends declared in any calendar year exceed the Bank's net profit for that year combined with its retained net profits for the preceding two years.

Stock Repurchase Plan — On December 19, 2007, the Company approved a one year plan to repurchase up to $2 million of its common stock, representing approximately 2.5% of the shares outstanding. The timing, price, and quantity of purchases under the plan will be at the discretion of management for up to one year and the plan may be discontinued, suspended or restarted at any time. No shares were repurchased under this plan before it expired.

NOTE 19 — REGULATORY MATTERS

Capital Requirements Applicable to all Banks and Bank Holding Companies

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Company's or Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Company and Bank are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement of 4%. All others are subject to maintaining ratios 1% to 2% above the minimum.

Capital Requirements for the Company

The Company's actual capital amounts and ratios are presented as follows:

	Actual		For Capital Adequacy Purposes Minimum		To be Well Capitalized Under Prompt Corrective Action Provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amounts in $000)			
As of December 31, 2008						
Total Capital (to risk weighted assets)	$66,167	12.54%	$42,190	8.00%	N/A	N/A
Tier 1 Capital (to risk weighted assets)	59,543	11.29%	21,095	4.00%	N/A	N/A
Tier 1 Capital (to average assets)	59,543	8.95%	26,613	4.00%	N/A	N/A
As of December 31, 2007						
Total Capital (to risk weighted assets)	$69,405	14.00%	$39,774	8.00%	N/A	N/A
Tier 1 Capital (to risk weighted assets)	63,180	12.70%	19,899	4.00%	N/A	N/A
Tier 1 Capital (to average assets)	63,180	11.20%	22,564	4.00%	N/A	N/A

Capital Requirements and Other Regulatory Matters Applicable to the Bank

At September 30, 2008, the Bank entered into an agreement (Agreement) with its primary regulator, the Office of the Comptroller of the Currency (OCC). The Agreement seeks to enhance the Bank's existing practices and procedures in the areas of management oversight, strategic and capital planning, credit risk management, credit underwriting, liquidity, funds management, and information technology.

In response, the Bank has set up a compliance committee of its board to oversee management's response to all sections of the Agreement and the hiring of consultants as needed. The committee also monitors adherence to deadlines for submission to the OCC of information required under the Agreement. While there is more work to do, the Bank believes that it is in substantial compliance with the terms of the Agreement.

In connection with the Agreement, the Bank has developed a capital plan and has worked with various advisors and consultants on planned capital raises, asset sales, and implementing other measures to increase capital. Other actions include strategies to increase liquidity, limit asset growth, reduce dependence on brokered deposits and restructure other funding sources. The capital plan has been filed with the OCC outlining plans for maintaining required levels of regulatory capital. To date, notification from the OCC regarding acceptance or rejection of its capital plan has not been received.

In addition, the OCC has established Individual Minimum Capital Ratio levels of tier 1 and total capital for the Bank that are higher than the minimum and well capitalized ratios applicable to all banks. These ratios are presented in the table below.

	Actual		Individual Minimum Capital Ratio		For Capital Adequacy Purposes Minimum		To be Well Capitalized Under Prompt Corrective Action Provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Amounts in $000)							
As of December 31, 2008								
Total Capital (to risk weighted assets)	$61,297	11.86%	$62,036	12.00%	$41,358	8.00%	$51,697	10.00%
Tier 1 Capital (to risk weighted assets)	54,808	10.60%	54,282	10.50%	20,679	4.00%	31,018	6.00%
Tier 1 Capital (to average assets)	54,808	8.38%	55,598	8.50%	26,164	4.00%	32,705	5.00%
As of December 31, 2007								
Total Capital (to risk weighted assets)	$59,269	12.20%	N/A	N/A	$38,799	8.00%	$48,499	10.00%
Tier 1 Capital (to risk weighted assets)	53,179	10.90%	N/A	N/A	19,478	4.00%	29,217	6.00%
Tier 1 Capital (to average assets)	53,179	9.20%	N/A	N/A	23,289	4.00%	29,111	5.00%

As the table above indicates, the Bank's capital levels in categories of total capital to risk weighted assets and tier 1 capital to average assets are slightly less than those required under its Individual Minimum Capital Ratios. The OCC may deem noncompliance to be an unsafe and unsound banking practice which would make the Bank subject to such administrative actions or sanctions as the OCC considers necessary. It is uncertain what actions, if any, the OCC will take with respect to noncompliance with these ratios, what action steps the OCC might require the Bank to take to remedy this situation, and whether such actions will be successful.

NOTE 20 — FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, federal funds sold and short term investments, demand deposit accounts, and interest-bearing accounts with no fixed maturity date. Securities are valued using quoted market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows. Fair value for fixed and variable rate loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for certificate of deposit accounts are valued by discounting cash flows at rates currently available on similar account types. Fair value for advances from the FHLB is based on discounted cash flows using the Company's current incremental borrowing rate. Fair value for junior subordinated debentures approximates their carrying value since the debentures were issued at a floating rate. Fair value for other borrowings approximates their carrying value since the borrowings bear a floating rate. Fair value of the LIBOR rate swap agreement is valued using a quoted market price.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	$ 4,830,112	$ 4,830,112	$ 4,992,634	$ 4,992,634
Federal funds sold and short term investments	6,580,273	6,580,273	566,044	566,044
Investment securities	70,594,811	70,594,811	65,677,993	65,677,993
Loans, net of ALL	542,514,170	544,810,170	496,496,900	499,389,381
Mortgage loans held for sale	7,210,088	7,210,088	6,475,619	6,475,619
Federal Reserve Bank stock	1,014,000	1,014,000	984,000	984,000
Federal Home Bank Loan Bank stock	3,545,100	3,545,100	3,395,300	3,395,300
Trust preferred securities	310,000	310,000	310,000	310,000
Cash value of life insurance	3,674,106	3,674,106	3,554,807	3,554,807
Financial Liabilities:				
Deposits	533,358,709	538,096,709	464,198,345	458,851,000
Advances from Federal Home Loan Bank	55,000,000	57,834,000	55,000,000	57,636,000
Federal funds purchased and other borrowings	16,165,022	16,165,022	18,288,148	18,288,148
Junior subordinated debt	10,310,000	10,310,000	10,310,000	10,310,000

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasury Securities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets and liabilities measured at fair value on a recurring basis are as follows as of December 31, 2008:

	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale investment securities	$—	$70,594,811	$—
Mortgage loans held for sale	—	7,210,904	—
Interest rate swap agreement (liability)	—	(864,805)	—
Total	$—	$76,940,910	$—

Assets measured at fair value on a nonrecurring basis are as follows as of December 31, 2008:

	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other real estate owned	$—	$ 3,032,875	$—
Impaired loans	—	29,578,284	—
Total	$—	$32,611,159	$—

NOTE 21 — PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):

Condensed Balance Sheets

	December 31, 2008	December 31, 2007
Assets		
Cash	$ 1,273,476	$ 6,443,711
Investment in Bank subsidiary	55,543,744	52,887,079
Investment in Beach First National Trusts	310,000	310,000
Investment in BFNM, LLC	2,810,463	3,175,873
Other assets	159,468	110,611
Total assets	**$60,097,151**	**$62,927,274**
Liabilities and shareholders' equity		
Accounts payable	$ 69,062	$ (187,877)
Due to Bank subsidiary	—	227,101
Junior subordinated debentures	10,310,000	10,310,000
Shareholders' equity	49,718,089	52,578,050
Total liabilities and shareholders' equity	**$60,097,151**	**$62,927,274**

Condensed Statements of Income

	For the Years Ended December 31, 2008	2007	2006
Income	$ 570,043	$ 665,853	$ 242,985
Expenses			
Interest	588,316	802,455	771,740
Amortization	5,193	5,005	5,006
Other expenses	753,277	612,253	—
Total expenses	$ 1,346,786	$1,419,713	$ 776,746
Income (loss) before equity in undistributed net income of subsidiaries	(776,743)	(753,860)	(533,761)
Equity in undistributed net income (loss) of subsidiaries	(2,931,373)	6,630,490	6,729,489
Net income (loss)	**$(3,708,116)**	**$5,876,630**	**$6,195,728**

Condensed Statements of Cash Flows

	For the Years Ended December 31,		
	2008	2007	2006
Operating activities			
Net income (loss)	$(3,708,116)	$ 5,876,630	$ 6,195,728
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Equity in undistributed net income of subsidiaries	2,931,373	(6,630,490)	(6,729,489)
Amortization	12,374	5,005	5,006
Increase (decrease) in due to Bank	—	(1,936,961)	2,010,879
(Increase) decrease in other assets	4,247	14,009	(200)
Increase (decrease) in accounts payable	159,403	(376,713)	(300,591)
Stock based compensation expense	18,254	7,643	—
Net cash provided by (used for) operating activities	(582,465)	(3,040,877)	1,181,333
Investing activities			
Additional investment in bank	(4,500,000)	—	—
Additional investment in BFNM, LLC		(385,806)	(958,663)
Investment in Beach First National Trusts	(22,292)	—	—
Purchase of premises and equipment	(65,478)	(79,795)	—
Net cash used for investing activities	(4,587,770)	(465,601)	(958,663)
Financing activities			
Proceeds from issuance of junior subordinated debentures	—	—	—
Proceeds from exercise of stock options	—	520,734	98,188
Tax benefit of options in excess of compensation expense	—	385,565	—
Cash in lieu of stock dividend	—	—	(2,515)
Proceeds from stock issuance, net	—	—	—
Net cash provided by financing activities	—	906,299	95,673
Net (decrease) increase in cash and cash equivalents	(5,170,235)	(2,600,179)	318,343
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,443,711	9,043,890	8,725,547
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 1,273,476**	**$ 6,443,711**	**$ 9,043,890**

NOTE 22 — QUARTERLY DATA (UNAUDITED)

	2008				2007			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands except per share)							
Interest income	$ 9,507	$10,388	$10,232	$11,235	$11,382	$11,669	$11,360	$10,696
Interest expense	5,344	5,392	5,409	6,014	5,829	5,842	5,596	5,214
Net interest income	4,163	4,996	4,823	5,220	5,553	5,827	5,764	5,482
Provision for loan losses	8,200	977	568	746	1,095	279	321	351
Net interest income after provision for loan losses	(4,037)	4,019	4,255	4,474	4,458	5,548	5,443	5,131
Noninterest income	999	1,385	1,886	1,380	1,286	1,804	2,153	2,334
Noninterest expenses	4,914	5,091	5,617	4,479	4,493	4,521	4,960	4,959
Income before taxes	(7,952)	313	524	1,375	1,251	2,831	2,636	2,506
Income tax expense (benefit)	(2,822)	112	187	492	507	1,009	937	894
Net Income	**$(5,130)**	**$ 201**	**$ 337**	**$ 883**	**$ 744**	**$ 1,822**	**$ 1,699**	**$ 1,612**
Earnings per share:								
Basic	$ (1.06)	$ 0.04	$ 0.07	$ 0.18	$ 0.15	$ 0.38	$ 0.35	$ 0.34
Diluted	$ (1.06)	$ 0.04	$ 0.07	$ 0.18	$ 0.15	$ 0.37	$ 0.34	$ 0.33

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

The Company's management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. As of December 31, 2008, an evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation and the identification of the material weaknesses in our internal control over financial reporting as described below in Management's Assessment of Internal Control over Financial Reporting Report, management concluded that disclosure controls and procedures as of December 31, 2008 were not effective in ensuring material information required to be disclosed in this Annual Report on Form 10-K was recorded, processed, summarized, and reported on a timely basis.

Other than the material weakness discussed above, there were no changes in internal controls during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Report on Management's Assessment of Internal Control Over Financial Reporting

Beach First National Bancshares, Inc. is responsible for the preparation, integrity, and fair presentation of the financial statements included in this annual report. The financial statements and notes have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

As management of Beach First National Bancshares, Inc., we are responsible for establishing and maintaining effective internal controls over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the system of internal control over financial reporting as of December 31, 2008, in relation to criteria for effective internal control over financial reporting as described in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented of detected on a timely basis. In connection with our assessment of our internal controls over financial reporting described above, management concludes that, as of December 31, 2008 its system of internal control over financial reporting is not effective due to a material weakness:

The Company did not follow its current policy and procedures in the calculation of the allowance for loan loss at December 31, 2008 including the timely update of key assumptions and risk factors. In response to the material weakness identified, we will require the key assumptions and risk factors be completed and reviewed in a timely manner and an independent second review of the allowance will be performed prior to the release of earnings.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

/s/ Walt Standish	/s/ Gary S. Austin
Walter E. Standish, III President and Chief Executive Officer	Gary S. Austin Executive Vice President and Chief Financial Officer

Myrtle Beach, South Carolina
March 31, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors
Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina

We have audited the accompanying consolidated balance sheets of Beach First National Bancshares, Inc. and Subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beach First National Bancshares, Inc. and Subsidiaries, as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of Beach First National Bancshares, Inc.'s internal control over financial reporting as of December 31, 2008 included in the accompanying Report on Management's Assessment of Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

As discussed in Note 19 to the financial statements, the subsidiary bank (Bank) has entered into a formal agreement with its primary regulator, the Office of the Comptroller of the Currency (OCC), aimed at improving the performance of the Bank. As also discussed in Note 19, the OCC is requiring that the Bank comply with certain individual minimum capital ratios that exceed those required by regulation and the Bank is not in compliance with two of those capital ratios. A capital plan and other information required under the formal agreement has been filed with the OCC outlining plans for achieving and maintaining the required levels of regulatory capital and complying with the formal agreement. To date, notification from the OCC regarding acceptance or rejection of its capital plan has not been received by the Bank. The Bank's plan for improving its performance and meeting its individual minimum capital requirements and other requirements of the formal agreement with the OCC is also discussed in Note 19.

Elliott Davis PLLC

Elliott Davis, PLLC
Charlotte, North Carolina
March 26, 2009

Item 9B. ***Other Information***

None

Part III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Additional information required by Item 10 is hereby incorporated by reference from the Company's proxy statement for our 2009 Annual Meeting of Shareholders to be held on May 4, 2009.

The Company has adopted a Code of Ethics and Conduct that applies to the Board of Directors, principal executive officer, principal financial officer, senior financial officers, and other executive officers in accordance with the Sarbanes-Oxley Corporate Responsibility Act of 2002. The Code of Ethics is available without charge to shareholders upon request. Shareholders should contact the Chief Financial Officer, Gary S. Austin, at the main office to obtain a copy.

Item 11. ***Executive Compensation***

Information required by Item 11 is hereby incorporated by reference from the Company's proxy statement for the 2009 Annual Meeting of Shareholders to be held on May 4, 2009.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The following table sets forth the equity compensation plan information at December 31, 2008.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (c) (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders	437,951	$12.12	122,458
Equity compensation plans not approved by security holders	—	—	—
Total	437,951	$12.12	122,458

Additional information required by Item 12 is hereby incorporated by reference from the Company's proxy statement for the 2009 Annual Meeting of Shareholders to be held on May 4, 2009.

Item 13. ***Certain Relationships and Related Transactions and Director Independence***

Information required by Item 13 is hereby incorporated by reference from the Company's proxy statement for the 2009 Annual Meeting of Shareholders to be held on May 4, 2009.

Item 14. ***Principal Accounting Fees and Services***

Information required by Item 14 is hereby incorporated by reference from the Company's proxy statement for the 2009 Annual Meeting of Shareholders to be held on May 4, 2009.

Part IV

Item 15. ***Exhibits***

The following exhibits are required to be filed with this Report on Form 10-K by Item 601 of Regulation S-K.

3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement No. 33-95562 on Form S-1).
3.2.	Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement No. 33-95562 on Form S-1).
3.3	Amended and Restated Bylaws Adopted October 17, 2007 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed October 22, 2007).
4.1.	Provisions in the Company's Articles of Incorporation and Bylaws defining the rights of holders of the Company's Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No. 33-95562 on Form S-1).
4.2.	Form of Certificate of Common Stock (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement No. 33-95562 on Form S-1).
10.1	Employment Agreement of Walter E. Standish, III with the Company dated February 27, 2007 (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed March 2, 2007).*
10.2	Description of the Director Deferred Compensation Plan (incorporated to Exhibit 10.1 to the Company's Form 10-QSB filed with the SEC on November 14, 2002).*
10.3	Description of the Executive Deferred Compensation Plan (incorporated to Exhibit 10.2 to the Company's Form 10-QSB filed with the SEC on November 14, 2002).*
10.4	Description of the Split Dollar Life Insurance Plan (incorporated to Exhibit 10.3 to the Company's Form 10-QSB filed with the SEC on November 14, 2002).*
10.5	Beach First National Bancshares, Inc. 1997 Stock Option Plan and Form of Option Agreement (incorporated by reference to Exhibit 10.7 of the Company's Form 10-KSB for the fiscal year ended December 31, 1996).*
10.6	Form of First Amendment to the Beach First National Bank Amended and Restated Salary Continuation Agreement (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed January 25, 2008).*
10.7	Form of First Amendment to the Beach First National Bank Amended and Restated Director Retirement Agreement (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed January 25, 2008).*
10.8	Form of First Amendment to the Beach First National Bank Split Dollar Policy Endorsement of the Split Dollar Agreement (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed January 25, 2008).*
10.9	Beach First National Bank Salary Continuation Agreement dated March 1, 2008 with Gary S. Austin (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed March 5, 2008).*
10.10	Agreement by and between Beach First National Bank and the Office of the Comptroller of Currency dated September 30, 2008 (incorporated by reference to Exhibit 99.1 of the Company's Form 8-K filed October 6, 2008).*
10.11	Amended Employment Agreement of Walter E. Standish, III with the Company dated December 15, 2008.*
10.12	Amendment No. 1 to the Beach First National Bancshares, Inc. 1997 Stock Option Plan and Form of Option Agreement — adopted November 24, 2008.*
21.1.	Subsidiaries of the Company
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (contained on the signature page hereof).
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer.
32	Section 1350 Certifications.

* Indicates Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEACH FIRST NATIONAL BANCSHARES, INC.

Date: March 31, 2009

By: /s/ Walter E. Standish, III
Walter E. Standish, III
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Walter E. Standish, III, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael Bert Anderson Michael Bert Anderson	Director	March 31, 2009
/s/ Orvis Bartlett Buie Orvis Bartlett Buie	Director	March 31, 2009
/s/ Raymond E. Cleary, III Raymond E. Cleary, III	Chairman and Director	March 31, 2009
/s/ E. Thomas Fulmer E. Thomas Fulmer	Director	March 31, 2009
/s/ Michael D. Harrington Michael D. Harrington	Director	March 31, 2009
/s/ Joe N. Jarrett, Jr. Joe N. Jarrett, Jr.	Director	March 31, 2009
/s/ Richard E. Lester Richard E. Lester	Director	March 31, 2009
/s/ Leigh Ammons Meese Leigh Ammons Meese	Director	March 31, 2009

Signature	Title	Date
/s/ Rick H. Seagroves Rick H. Seagroves	Director	March 31, 2009
/s/ Don J. Smith Don J. Smith	Director	March 31, 2009
/s/ Samuel Robert Spann, Jr. Samuel Robert Spann, Jr.	Director	March 31, 2009
/s/ B. Larkin Spivey, Jr. B. Larkin Spivey, Jr.	Director	March 31, 2009
/s/ Walter E. Standish, III Walter E. Standish, III	President, CEO, and Director	March 31, 2009
/s/ James C. Yahnis James C. Yahnis	Director	March 31, 2009
/s/ Gary S. Austin Gary S. Austin	Chief Financial Officer and Principal Accounting Officer	March 31, 2009

Exhibit List:

The following exhibits are required to be filed with this Report on Form 10-K by Item 601 of Regulation S-K.

3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement No. 33-95562 on Form S-1).
3.2.	Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement No. 33-95562 on Form S-1).
3.3	Amended and Restated Bylaws Adopted October 17, 2007 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed October 22, 2007).
4.1.	Provisions in the Company's Articles of Incorporation and Bylaws defining the rights of holders of the Company's Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No. 33-95562 on Form S-1).
4.2.	Form of Certificate of Common Stock (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement No. 33-95562 on Form S-1).
10.1	Employment Agreement of Walter E. Standish, III with the Company dated February 27, 2007 (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed March 2, 2007).*
10.2	Description of the Director Deferred Compensation Plan (incorporated to Exhibit 10.1 to the Company's Form 10-QSB filed with the SEC on November 14, 2002).*
10.3	Description of the Executive Deferred Compensation Plan (incorporated to Exhibit 10.2 to the Company's Form 10-QSB filed with the SEC on November 14, 2002).*
10.4	Description of the Split Dollar Life Insurance Plan (incorporated to Exhibit 10.3 to the Company's Form 10-QSB filed with the SEC on November 14, 2002).*
10.5	Beach First National Bancshares, Inc. 1997 Stock Option Plan and Form of Option Agreement (incorporated by reference to Exhibit 10.7 of the Company's Form 10-KSB for the fiscal year ended December 31, 1996).*
10.6	Form of First Amendment to the Beach First National Bank Amended and Restated Salary Continuation Agreement (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed January 25, 2008).*
10.7	Form of First Amendment to the Beach First National Bank Amended and Restated Director Retirement Agreement (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed January 25, 2008).*
10.8	Form of First Amendment to the Beach First National Bank Split Dollar Policy Endorsement of the Split Dollar Agreement (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed January 25, 2008).*
10.9	Beach First National Bank Salary Continuation Agreement dated March 1, 2008 with Gary S. Austin (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed March 5, 2008).*
10.10	Agreement by and between Beach First National Bank and the Office of the Comptroller of Currency dated September 30, 2008 (incorporated by reference to Exhibit 99.1 of the Company's Form 8-K filed October 6, 2008).*
10.11	Amended Employment Agreement of Walter E. Standish, III with the Company dated December 15, 2008.*
10.12	Amendment No. 1 to the Beach First National Bancshares, Inc. 1997 Stock Option Plan and Form of Option Agreement — adopted November 24, 2008.*
21.1.	Subsidiaries of the Company
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (contained on the signature page hereof).
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer.
32	Section 1350 Certifications.

---

* Indicates Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K.

Beach First
NATIONAL BANCSHARES, INC.

2008 Annual Report Overview



To our Shareholders and Friends

At Beach First, our officers and employees are working hard to overcome the challenges of the worst economic crisis to grip our country since the 1930s. While much hard work remains to be done, we believe that we are well-prepared to weather these financial storms. We will continue to assist our customers with confidence in our abilities and a strong belief in the future of our growing markets.



Financial Performance

Due to the stagnant real estate market, financial conditions have deteriorated across the country. The banking industry has been hard hit, especially in the southeast where banks experienced record losses after a period of unparalleled growth. Historically, real estate has been the basis for growth in our markets, and the current decline in values has greatly impacted the businesses and consumers we serve, and in turn has affected our results.

After nine consecutive years of profitability, Beach First recorded a net loss of $3.7 million or $(0.77) per diluted share, for 2008. During the fourth quarter, we took significant steps to deal with the decline in local real estate values. In addition to recognizing loan losses, Beach First increased its loan loss reserve for potential losses inherent in the portfolio. It is still difficult to determine when the real estate markets in Myrtle Beach and Hilton Head Island will bottom, but we expect that values will eventually begin to recover as economic conditions improve. A revitalized real estate market will be a sign of better times for Beach First.

Our financial performance in 2008 was also affected by the current interest rate environment which caused our net interest margin to decline to 3.06%. This decline is largely due to the series of rate cuts implemented by the Federal Reserve over the past 15 months, in response to the developing economic crisis. To mitigate pressure on the net interest margin, we are monitoring the interest rate environment, acting to adjust rates as market conditions allow.

We have implemented several cost control measures throughout the bank to help improve our financial performance. Our employees have been an integral part of this process. They have made sacrifices and are proactive in offering suggestions and taking action to improve profitability. They are finding new ways to work smarter and I am proud of their efforts for Beach First.

I am pleased to report that despite the ongoing difficulties in the economy, Beach First continued to expand its customer base during 2008. Total deposits grew 14.9% to $533.4 million, while total portfolio loans increased 9.5% to $551.2 million. Total assets grew 10% to $668.8 million. This growth is due in large part to our unwavering commitment to provide quality service and state-of-the-art products to our customers.

Banking, Mortgage, and Technology Update

We successfully opened our seventh office (and fifth along the Grand Strand) early in the second quarter of 2008. Located at 73rd Avenue North in the heart of Myrtle Beach's prime residential and professional areas, the new office has exceeded performance expectations in its first eight months of operations. We have a seasoned team of bankers in place at the new location, all of whom are working hard to gain customer relationships. The new office joins our Grissom Parkway headquarters, giving us two convenient locations in our hometown of Myrtle Beach.

All seven Beach First banking offices are in areas that we believe remain poised for future growth as economic conditions eventually improve. Population growth within the state of South Carolina is projected to be around 28% over the next 25 years, with Horry, Georgetown, and Beaufort counties far exceeding those projections. Our locations in markets with potential for strong growth should serve us well in the future.

We also believe that our mortgage lending division is poised to take advantage of the lower interest rate environment and become an integral part of our success in the future. Our focus is on offering quality mortgage lending products that will meet customers' needs in the current environment, including refinances and reverse mortgages. The reverse mortgage product can help homeowners age 62 and older secure their future while staying in their homes. Beach First's mortgage lending division is a nationwide lender with offices concentrated primarily in the Carolinas and Mid-Atlantic states. Again, these are areas that have seen dynamic growth and we are excited about the future.

During the second quarter, we completed the conversion of our core processing system to Jack Henry and Associates' Silverlake software, which represents a significant upgrade in capacity. Silverlake should be able to handle the bank's growth in the years to come, while offering the immediate benefit of greatly enhancing our customer service capabilities.

In other news, we expect to offer RemitPlus lock box services to our business customers during the second quarter of 2009. With RemitPlus, customers can speed up the collection of payments to improve cash flow and automate the process, saving time and manpower. When added to our suite of Cash Management Services that includes the EDGE Remote Deposit Capture, we are greatly enhancing service to business customers, providing products once available only at much larger banks.

Maximizing FDIC Insurance Coverage

The availability of FDIC insurance continues to be of great importance to our customers who welcome the security it provides. In the fourth quarter, the basic limit on FDIC insurance coverage was raised from $100,000 to $250,000 per depositor per account ownership type, through the end of 2009. This change has been very positive for our customers and has helped to restore confidence in the nation's financial systems. Our staff is well-versed in the details of FDIC insurance, helping our customers to maximize coverage on their accounts with us.

Beach First also participates in the Transaction Account Guarantee Program. Among other things, this program allows the bank to provide unlimited FDIC coverage for all personal and business checking accounts that do not earn interest. This additional coverage is particularly attractive to our business customers, and when combined with the factors noted above, has helped to stimulate the strong deposit growth I mentioned earlier.

Commitment to our Markets

In tough economic times, it is important for corporate citizens like Beach First to do what they can to help their communities. The bank took a leadership role in the current United Way fund drive, again serving as a Pacesetter Company. I am especially proud of our employees' generosity to this important organization that offers assistance to those in need in our community. We continue to support our schools in academic, artistic and athletic activities that help children grow to be strong, caring adults. As members of the community, we are glad to play a role in events that touch the lives of so many.

I am also pleased to report that readers of the Myrtle Beach Herald voted Beach First "Community Bank of the Year" for the second consecutive year. We are honored to again be recognized and appreciate the trust it shows in our bank.

The Future

Obviously, it has been a difficult year for the banking industry, and we are not satisfied with our performance in 2008. Our directors, officers, and employees remain committed to our company and are working hard for your investment during this tough economic cycle.

I look forward to seeing you at our 2009 Annual Meeting of Shareholders to take place on Monday, May 4 at 2 p.m. at the Myrtle Beach Convention Center.

Walt

Walter E. Standish, III
President and Chief Executive Officer

Corporate Information

Headquarters

Beach First National Bank
3751 Grissom Parkway, Suite 100
Myrtle Beach, SC 29577
843.626.2265
843.916.7818 (fax)

Annual Meeting

The Annual Meeting of Shareholders of Beach First National Bancshares, Inc. will be held at the Myrtle Beach Convention Center, 2101 Oak Street, Myrtle Beach, South Carolina on Monday, May 4, 2009, beginning at 2 p.m.

Registrar and Transfer Agent

First Citizens Bank
Shareholder Services-FCC61
P.O. Box 29522
Raleigh, NC 27626-0522
Toll-free: 1.877.685.0576

Form 10-K

Copies of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission, will be furnished at no extra charge to shareholders upon written request to Gary S. Austin, Executive Vice President and Chief Financial Officer, 3751 Grissom Parkway, Suite 100, Myrtle Beach, SC 29577, or via e-mail (gaustin@beachfirst.com).

About Beach First

Beach First National Bancshares, Inc. is the parent company of Beach First National Bank, headquartered in Myrtle Beach, South Carolina. Beach First was organized in 1996 to meet the financial needs of consumers and small-to-mid-sized businesses, and today serves the Grand Strand and Hilton Head Island markets with seven banking offices. The bank's mortgage lending division is a nationwide lender with offices in the Carolinas and Virginia. The company's stock trades on the NASDAQ Global Market® under the symbol BFNB and its website is beachfirst.com.

EQUAL HOUSING LENDER

Member FDIC

Selected Financial Data

	2008	2007	% Change
Year End Balances (in thousands)			
Total assets	$ 668,816	605,988	10.4%
Total loans, net of unearned income	558,367	509,908	9.5%
Deposits	533,359	464,198	14.9%
Shareholders' equity	49,718	52,578	(5.4)%
Earnings (in thousands)			
Net income	$ (3,708)	5,877	(163.1)%
Net income per share - basic	(0.77)	1.22	(163.1)%
Net income per share - diluted	(0.77)	1.18	(165.3)%
Book value per share	10.26	10.85	(5.4)%
Earnings Breakdown (in thousands)			
Total interest income	$ 41,362	45,107	(8.3)%
Total interest expense	22,160	22,482	(1.4)%
Net interest income	19,202	22,625	(15.1)%
Total noninterest income	5,231	7,616	(31.3)%
Total noninterest expense	19,681	18,972	3.7%
Selected Ratios			
Allowance for loan loss to total loans	1.55%	1.36%	14.0%
Return on average assets	(0.56)%	1.04%	(153.8)%
Return on average equity	(6.94)%	12.01%	(157.8)%
Average equity to average assets	8.13%	8.67%	(6.23)%

Total Deposits
($ millions)


600
500
400
300
200
100
0
99.4
138.1
203.2
310.9
416.4
464.2
533.4
02 03 04 05 06 07 08

Total Loans
($ millions)


600
500
400
300
200
100
0
93.3
135.6
191.5
311.8
411.2
509.9
558.4
02 03 04 05 06 07 08

Total Assets
($ millions)


700
600
500
400
300
200
100
0
118.4
165.1
242.1
397.4
520.2
606.0
668.8
02 03 04 05 06 07 08

Forward Looking Statement

Certain statements in this document contain "forward-looking statements," such as statements relating to future plans and expectations. Such forward-looking statements are subject to risks and uncertainties, such as a downturn in the economy, greater than expected noninterest expenses, or excessive loan losses, which could cause actual results to differ materially from future plans and expectations expressed or implied by such forward-looking statements. For a more detailed description of factors that could cause such differences, please see our filings with the SEC.

Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by our company or any person that future events, plans, or expectations contemplated by our company will be achieved. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Board of Directors

Michael Bert Anderson
Managing Owner
Oceana Resorts

Bart Buie
Certified Public Accountant
Bartlett Buie, CPA, P.A.

Raymond E. Cleary, III, DDS
Chairman of the Board
Beach First National Bancshares, Inc.
Dentist
Glenn's Bay Dentists at Surfside

E. Thomas Fulmer
Owner
Beachcomber Realty

Michael D. Harrington
General Contractor
Harrington Construction Company, Inc.

Joe N. Jarrett, Jr., MD
Orthopaedic Surgeon
Strand Orthopaedic Consultants, LLC

Richard E. Lester
Attorney
Lester & Lester, P.A.

Leigh Ammons Meese
President
Sea Mist Resort and Family Kingdom Amusement Park

Rick H. Seagroves
Owner
Southeast Restaurant Corporation

Don J. Smith
President
Coldwell Banker Chicora Real Estate

Samuel R. Spann, Jr.
President
Spann Roofing and Sheet Metal, Inc.

B. Larkin Spivey, Jr.
Owner
Spivey Company, LLC

Walter E. Standish, III
President and Chief Executive Officer
Beach First National Bank

James C. Yahnis
Beverage Wholesaler
The Yahnis Company

Executive Officers

Walter E. Standish, III
President
Chief Executive Officer

Gary S. Austin
Executive Vice President
Chief Financial Officer

Julien E. Springs
Executive Vice President
Business Development Officer

M. Katharine (Katie) Huntley
Executive Vice President
Chief Credit Officer

Business Development Boards

Hilton Head Island

Paul Cale
Owner/President, Hilton Head Vacation Rentals

David Howard
President, Allied Management Group

Mark June, CPA
Managing Director, June & Associates, CPA

Gloria LaCoe
Realtor, Dunes Marketing

Hale Mayer
Retired

Mary Navis
President, Billy Wood Appliance

Joe Ryan
Broker-in-Charge/Owner,
Weichert Realty-Coastal Properties

Dennis Sexton
President, Dennis Sexton Home Builders

Chuck Slusne
Owner, Coastal Home & Villa Rentals

Jeff Wilson
President, Pinnacle Southeastern, Inc.

South Strand

Brian J. Brady, CPA, PFS, ChFC
Lawlor & Brady CPAs, LLC
Lawlor & Brady Financial Planning, LLC

Tim Conner
Owner, American Athletic Clubs

Allen B. Foxworth
President, Foxworth Development, Inc.

Laura Jackson Hoy
The Jackson Companies

Frederick C. Parsons, III
Attorney, Parsons, Ouverson, Stark, Guest, and Neill, PA

Helen Smith
Project Manager, SE Smith Construction Co., Inc.
Developer/Owner, The Park at Forestbrook and Maddington Place Condos

Pawleys Island

Van Arrington
Pastor, My Father's House

Jackie Epperson, M.D.
Inlet Medical Associates

Donald Godwin
Owner, Southern Asphalt

Heyward Gulledge
Investor/Real Estate Appraiser

Lee Hewitt
Co-Owner, Garden City Realty

Vida Miller
Owner, Gray Man Gallery and South Carolina State Representative

North Strand

J. Michael Campbell
Sales Representative, Blanchard Machinery

Bunkie Ford
Owner, Ford's Fuel Service, Inc., Ford's Propane, Inc., and Affordable Trailers

Roger P. Roy, Jr.
Attorney, Cook & Roy, LLC

Mickey Thompson
Owner, Marine Service Center of Little River

Quinn Thompson
Owner, Thompson Roofing Company

Joey Todd
Owner, Atlantic Heating and Cooling

Tina Yates
Owner, Hoskins Restaurant

Full Service Banking Offices

Hilton Head Island – Pineland Station
430 William Hilton Parkway
Suite 100
Hilton Head Island, SC 29926
843.342.8866

Hilton Head Island – The Village at Wexford
1000 William Hilton Parkway
Suite F-4
Hilton Head Island, SC 29928
843.842.3232

Myrtle Beach Main
3751 Grissom Parkway
Suite 100
Myrtle Beach, SC 29577
843.626.2265

North Myrtle Beach
710 Highway 17 North
North Myrtle Beach, SC 29582
843.663.2265

Pawleys Island
115 Willbrook Boulevard
Suite A
Pawleys Island, SC 29585
843.979.5300

73rd Avenue North
7202 North Kings Highway
Myrtle Beach, SC 29572
843.839.9750

Surfside Beach
3064 Dick Pond Road
Surfside Beach, SC 29588
843.294.6000

Mortgage Offices

Burke
9554-F Old Keene Road
Burke, VA 22015
703.564.8019

Fredericksburg
10500 Wakeman Drive
Suite 300
Fredericksburg, VA 22407
800.261.1833

Little River
1384 Highway 17
Little River, SC 29566
800.261.1834

Raleigh
1005 Bullard Court
Suite 107
Raleigh, NC 27615
919.848.2313

Sterling
2125 Ridgetop Circle
Suite 175
Sterling, VA 20166
703.462.1454

BeachFirst®
NATIONAL BANK
Banking should always be this easy.

3751 Grissom Parkway, Suite 100
Myrtle Beach, SC 29577
843.626.2265

beachfirst.com